
05046437

Hexcel Corporation

Annual Report
2004


HEXCEL

Financial Highlights

	2004	2003	2002
Net Sales	**$ 1,074.5**	$ 896.9	$ 850.8
Gross Margin	**21.3%**	19.5%	19.0%
Operating Income	**$ 88.8**	$ 60.0	$ 60.2
Interest Expense, net	**$ 47.7**	$ 53.6	$ 62.8
Net Income (loss)	**$ 28.8**	$ (11.1)	$ (13.6)
Diluted income (loss) per share	**$ 0.08**	$ (0.54)	$ (0.35)
Debt net of Cash	**$ 374.2**	$ 441.7	$ 613.5
Total Assets	**$ 776.8**	$ 722.7	$ 708.1
Stock Price			
High	**$ 17.92**	$ 7.95	$ 5.40
Low	**$ 6.72**	$ 2.60	$ 1.25

About Hexcel

Hexcel is a leading international producer of composite materials, reinforcements and structures serving commercial aerospace, space and defense, electronics and various industrial markets. The Company is a leader in the production of honeycombs, prepregs and other fiber-reinforced matrix systems, woven and specialty reinforcements, carbon fibers and aircraft structures. Hexcel materials are used in thousands of products, making everyday life easier and safer for millions of people around the world. The lightweight, tailorable nature of our materials has helped transform numerous industries over the past 56 years by making products lighter, stronger and faster. We are the strength within many of today's lightweight, high-performance products.


HXL
LISTED
NYSE
HEXCEL
HXL
LISTED
NYSE

Hexcel officers and corporate staff celebrate the 25th anniversary of Hexcel's NYSE listing by ringing the closing bell at the NY Stock Exchange.

To Our Shareholders

The time has come. In this letter last year, I closed by commenting "Hexcel is right-*sized*, right-*shaped*, right-*placed*...with only right-*time* left to go." In 2002, we *sized* the company for the worst, launching a restructuring that would remove over 30% of our indirect staffing across the company. In 2003, we re*shaped* our balance sheet, moving out all significant debt maturities to prepare for an extended weak aerospace market. And in 2004, it became apparent that we were in the right *place*, as the move from metals to composites accelerated in many of the end markets for our products.



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positioned for growth

Artist's rendering of the new EADS A400M military transport.

And now the *time* has come. *Our markets are on the* rebound, and the penetration of composites is moving at a dramatic pace, particularly in aerospace. We are well positioned for growth thanks to this cyclical recovery, the secular shift to composites, and the diversity of products and technologies we are able to offer for advanced structural material applications.

2004 was a great year for Hexcel. Sales grew by 20% to almost $1.1 billion with the year-over-year rate of growth up for eight consecutive quarters. *In fact, the second half of the year was 24% stronger than the* same period of 2003. We have clearly moved out of the traumatic shadow of 2001, but stronger than when we went in. In 2004 we delivered higher revenues than 2000 with 27% fewer employees and more than 40% less net debt. Our strong stock performance allowed us to successfully transition over 24 million shares from our private equity investors to the broader market, increasing our float, daily trading volumes and the breadth of institutional investment in the company. Our improved performance and credit profile allowed us to refinance our entire debt structure in the first quarter of 2005, lowering our average cost of debt by over 35% going forward. As a result, we are well positioned for what we expect to be double-digit revenue growth.



Revenues by End Market (In millions of U.S. dollars)
1000
800
600
400
200
0
Commercial Aerospace 43%
Electronics 6%
Space & Defense 18%
Industrial 33%
2001
2002
2003
2004

Composites penetration accelerates growth

Light, stiff, fatigue and corrosion resistant, carbon fiber based materials immediately became the norm for new military designs with over 50% composites by weight typical today.



At left is a Boeing 777, below is the new F-22 air superiority fighter from Lockheed Martin and at bottom is the Voyager aircraft.





While we feel good about Hexcel's performance in 2004, we feel even better about what lies ahead. Our largest market, commercial aerospace, has always been tied to aircraft production rates. The global increase in passenger and freight traffic, the worldwide expansion of low-cost carriers using fleets of new fuel efficient aircraft, and the explosive growth of travel in Asia are driving up our customers' line rates and our sales in this segment. But the cyclical recovery is only part of the story – the accelerating shift from metal to composites in this market is dramatically changing the outlook for our products in commercial aerospace.

A step change in advanced materials utilization in aviation started in the 1980's with the B-2 bomber, which demonstrated the advantages of composites where performance was paramount. Light, stiff, fatigue and corrosion resistant, carbon fiber-based materials immediately became the norm for new military designs, now typically over 50% composites by weight. Commercial aerospace is finally following.

In 1986, Dick Rutan and Jeana Yeager became the first to fly around the world without stopping or refueling. They accomplished this incredible milestone in the Voyager, one of the first non-military aircraft made almost entirely of composites–in fact, Hexcel composites. With a wingspan longer than a Boeing 727, it was lighter than a small car and was able to carry five times its weight in fuel. At a recent Hexcel management meeting, Mr. Rutan told us "I thought they'd never design a metal airplane again." His vision was right, just not the timing. But now the time has come.

The use of composites in large commercial aircraft started modestly in the 1980's with about 5-6% of the metallic weight replaced by composites. In the 90's the penetration more than doubled to the low teens. The first new aircraft of this decade, the Airbus A380 super jumbo, is over 22% composites, almost doubling the penetration yet again. And now Airbus and Boeing have announced two new aircraft, the A350 and the B787, with composite content anticipated to be over 30% and 50%, respectively. As these and future aircraft phase into production over the coming years, the demand for carbon fiber composites will rise significantly, even if new aircraft build rates were to remain flat. But global air traffic and new aircraft demand are on a dramatic rebound from post-9/11 lows. The long-term annual growth rate of 5% for passenger traffic is





Applications in Modern Aircraft











HexWeb® honeycomb core
Machined honeycomb
Wall Partitions
HexWeb® honeycomb core
Lightning Strike Protection
HexPly® LS interwoven wire
fabric and expanded aluminum
foil prepregs
Floor Panels
Fiberlam honeycomb panels
Carbon fiber reinforcements
Main and Center
Landing Gear Doors
HexPly® carbon/glass prepregs
HexWeb® Honeycomb core
Machined honeycomb
Carbon/glass reinforcements

Ceiling Panels
HexPly® glass prepreg
HexWeb® honeycomb core

Lavatory
HexWeb® honeycomb core
Carbon/glass/aramid reinforcements

Stabilizer-Horizontal
and Vertical
(Leading, Trailing Edges and Tip)
HexPly® carbon/glass prepregs
HexWeb® honeycomb core
Machined honeycomb
Carbon/glass reinforcements

Ducts
HexPly® carbon/glass/aramid prepreg

Belly Fairing Panels
HexPly® carbon/glass prepregs; Carbon fiber reinforcements
HexWeb® honeycomb core; Machined honeycomb

Spoilers
HexPly® carbon/glass prepregs; Carbon/glass reinforcements
HexWeb® honeycomb core; Machined honeycomb

Winglets
HexPly® carbon/glass prepregs
HexWeb® honeycomb core
Machined honeycomb
Carbon/glass reinforcements

Pylon Fairings and Nacelles
HexPly® carbon/glass prepregs; Carbon/glass reinforcements
HexWeb® honeycomb core; Machined honeycomb

Technology drives growth



Above is an aircraft window frame made of our HexMC® molding material. At right is an Automated Tape Laying Machine at Airbus, Spain laying up carbon fiber prepreg tape for the A380 section 19.1. Below is the section 19 prior to being cured in an Autoclave. Together these two parts make up the A380 tail cone set.



New aircraft bring new demands and create wonderful opportunities for Hexcel technologies.

forecasted to return, and when combined with the relentless penetration of composites in newer aircraft, we feel confident that conditions have never been better for sustainable growth in this, our largest market.

As aircraft designers are pressed to minimize weight and maximize performance, the breadth and depth of Hexcel's products and technologies becomes a valued strength. Years ago, we paved the way with our carbon fiber, lightweight honeycomb core and resin impregnated reinforcements (prepregs) used in the B-2 bomber and Rutan's Voyager, but today we have so much more to offer. For example, we have developed improved core and skin systems that enable the production of the lightest floor panels ever designed. We still produce IM7® carbon fiber, the workhorse of modern military aircraft in both the U.S. and Europe; but now we're improving its performance and combining it with new toughened resin formulations to make even better prepreg systems. Our HexMC® carbon molding material, originally developed for the recreation market and used on the bicycles Lance Armstrong rode to victory in the Tour de France, is now being considered for aircraft window frames and other parts currently made of machined metals to save weight and avoid life-limiting corrosion and fatigue. Our direct dry fiber placement technologies and NC2™ multiaxial reinforcements combined with unique new binders, powders and infusion resin systems offer alternatives to prepregs and other materials for fuselage frames and other complex aircraft structures. Our experience in weaving fine glass yarns for printed circuit board substrates has been combined with foil treatment technologies from our honeycomb core products





Containment Casing

HexPly® carbon/glass/aramid prepreg

HexWeb® honeycomb core

Machined honeycomb

Aramid reinforcements

Nose Cone

HexPly® carbon/glass prepreg

Resin transfer molding

Carbon Fiber



Fan Blades

Carbon Fiber

HexPly® carbon fiber prepreg

Resin transfer molding

Depicted above is a diagram of the latest in jet engines for commercial aircraft taking more than 100 passengers. In the diagram above, we show a simplified list by catagory of various Hexcel materials available to jet engine manufactures. Engines and Nacelles are a growing consumer of composite materials which are ideally suited to optimize performance in the grueling environment in which they operate.

Diversity supports growth

to offer new ultra-thin, lighter weight options for lightening strike protection. The list goes on and on. New aircraft bring new demands and create wonderful opportunities for Hexcel technologies. With our broad, global commercial and military aerospace materials qualification base and our knowledge of carbon fiber, honeycomb core, specialty reinforcements, resin systems, adhesives, and finished part manufacturing techniques, Hexcel is the premier solution provider for the demands of composite airplanes.

These positive developments in our commercial aerospace opportunities are striking, and they are layered on top of a broad-based growth story in our non-aerospace markets. The diversity of our end applications, and the fundamental shift from conventional to advanced materials in these markets helped cushion the blow of the recent aerospace downturn and now provide further opportunity for growth. Hundreds of customers with thousands of applications are creating new growth opportunities, because once they understand the benefits of advanced structural materials, they almost never go back to metal or wood. Skis, snowboards, surfboards, tennis racquets, hockey sticks, racing bikes, helmets, sail boats – the expanding penetration of composites keeps clicking like a ratchet wrench. Medical devices made of carbon can be sterilized without expanding from the high temperature and do not block x-rays or set off metal detectors as does titanium. Our lightweight glass reinforcements for printed circuit board substrates are aiding the advance of high-technology computing and communications. Honeycomb core, normally used for structural purposes, has unique impact absorption characteristics that help automakers meet new crash protection standards with minimal loss of interior space. C-Grid™ carbon fiber grids can replace steel reinforcements in CarbonCast™ pre-cast concrete to allow for thinner, lighter, stronger



The gigantic wind turbines, increasingly being specified to meet renewable energy mandates have blades containing tons of glass and carbon composite materials.



The latest generation of skis use a significant amount of composites internally to help produce better performance with less effort.


CREDIT LYONNAIS
UNITED STATES POSTAL SERVICE

Hexcel is the leading producer of ballistic reinforcements used in body armor for the U.S. military services and civilian law enforcement agencies.



Hexcel materials were used on all the Trek® bicycles used by Lance Armstrong in his record-setting 6 victories in the Tour de France.

Glass/carbon prepregs and reinforcements are being used to produce the ever-growing blades in the latest generations of energy producing wind turbines.

The time has come

structures without the corrosion problems of rebar. A similar grid, made from aramid fiber, is part of a blast protection project for the Pentagon. And in ballistics, our largest industrial market application, body armor and lightweight helmets made from our specialty reinforcements protect the lives of thousands of soldiers and law enforcement officers, including servicemen and women currently deployed in Iraq. In wind energy, renewable energy mandates are driving the rapid growth of our sales to wind turbine manufacturers where state-of-the-art blades are now over 50 meters long and contain tons of our glass and carbon composite materials. The diversity of our end markets provided growth and stability through the recent difficult years in aerospace and should provide even greater opportunities for the future.

Hexcel's prospects are bright. Almost every market in which we participate is on a solid growth track. We are well positioned with a global presence, diverse customer base, broad range of technologies and products, top-notch people and an aggressive cost structure. This is good news. But the recent decisions by Boeing and Airbus to move to "black planes" based on carbon fiber composites is *great* news. It moves the opportunity for Hexcel and advanced structural materials from "some day" to "the time has come."

For those of you who have steadfastly stayed with us through recent difficult years, we expect to reward your patience. The time has come – buckle up!

Dave

[illegible]
[illegible]



Hexcel Corporation

Financial Overview

Table of Contents

Selected Financial Data

(In millions, except per share data)

The following table summarizes selected financial data as of and for the five years ended December 31:

	2004	2003	2002	2001	2000
Results of Operations (a) (b):					
Net sales	**$ 1,074.5**	$ 896.9	$ 850.8	$ 1,009.4	$ 1,055.7
Cost of sales	**845.4**	722.4	689.5	818.6	824.3
Gross margin	**229.1**	174.5	161.3	190.8	231.4
Selling, general and administrative expenses	**113.1**	95.0	85.9	120.9	123.9
Research and technology expenses	**21.3**	17.7	14.7	18.6	21.2
Business consolidation and restructuring expenses	**2.9**	4.0	0.5	58.4	10.9
Impairment of goodwill and other purchased Intangibles	**-**	–	–	309.1	–
Other (income) expense, net	**3.0**	(2.2)	–	–	–
Operating income (loss)	**88.8**	60.0	60.2	(316.2)	75.4
Interest expense	**47.7**	53.6	62.8	64.8	68.7
Non-operating (income) expense, net	**2.2**	2.6	(10.3)	2.7	–
Gain on sale of Bellingham aircraft interiors business	**-**	–	–	–	68.3
Income (loss) before income taxes	**38.9**	3.8	7.7	(383.7)	75.0
Provision for income taxes	**11.2**	13.5	11.3	40.5	26.3
Income (loss) before equity in earnings (losses)	**27.7**	(9.7)	(3.6)	(424.2)	48.7
Equity in earnings (losses) of and write-downs of an investment in affiliated companies	**1.1**	(1.4)	(10.0)	(9.5)	5.5
Net income (loss)	**28.8**	(11.1)	(13.6)	(433.7)	54.2
Deemed preferred dividends and accretion	**(25.4)**	(9.6)	–	–	–
Net income (loss) available to common shareholders	**$ 3.4**	$ (20.7)	$ (13.6)	$ (433.7)	$ 54.2
Net income (loss) per share:					
Basic	**$ 0.09**	$ (0.54)	$ (0.35)	$ (11.54)	$ 1.47
Diluted	**$ 0.08**	$ (0.54)	$ (0.35)	$ (11.54)	$ 1.32
Weighted average shares outstanding:					
Basic	**39.3**	38.6	38.4	37.6	36.8
Diluted	**42.1**	38.6	38.4	37.6	45.7
Financial Position:					
Total assets	**$ 776.8**	$ 722.7	$ 708.1	$ 789.4	$ 1,211.4
Working capital	**$ 157.3**	$ 140.7	$ (530.8)	$ 80.5	$ 128.1
Long-term notes payable and capital lease obligations	**$ 430.4**	$ 481.3	$ –	$ 668.5	$ 651.5
Stockholders' equity (deficit) (c)	**$ (24.4)**	$ (93.4)	$ (127.4)	$ (132.6)	$ 315.7
Other Data:					
Depreciation and amortization (b)	**$ 52.0**	$ 52.2	$ 47.2	$ 63.2	$ 58.7
Capital expenditures	**$ 38.1**	$ 21.6	$ 14.9	$ 38.8	$ 39.6
Shares outstanding at year-end, less treasury stock	**53.6**	38.7	38.5	38.2	37.1

(a) The comparability of the data may be affected by acquisitions and divestitures. The Company sold its Bellingham aircraft interiors business in April 2000. Net sales and operating income for the Bellingham business were $18.9 million and $0.6 million, respectively, in 2000.

(b) Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets," ("FAS 142"). Prior to adopting FAS 142, goodwill was amortized on a straight-line basis over estimated economic lives, ranging from 15 years to 40 years. As a result of adopting FAS 142, goodwill is no longer amortized, but instead is tested for impairment at the reporting unit level at least annually and whenever events or changes in circumstances indicate that goodwill might be impaired. Amortization of goodwill and other purchased intangibles was $12.5 million in 2001 and $13.1 million in 2000.

(c) No cash dividends were declared per common stock during any of the five years ended December 31, 2004.

(d) Assuming conversion into common shares of the remaining mandatorily redeemable convertible preferred stock as of December 31, 2004, shares outstanding would have been 90.3 million shares of common stock.

BUSINESS OVERVIEW

Hexcel is a leading producer of advanced structural materials. Hexcel develops, manufactures and markets lightweight, high-performance reinforcement products, composite materials and composite structures for use in the commercial aerospace, industrial, space and defense, and electronics markets. Hexcel's products are used in a wide variety of end products, such as commercial and military aircraft, space launch vehicles and satellites, printed wiring boards for computers and cellular telephones, soft body armor, high-speed trains and ferries, cars and trucks, wind turbine blades, window blinds, bikes, skis and a wide variety of recreational equipment.

Hexcel serves international markets through manufacturing facilities and sales offices located in the United States and Europe, and through sales offices located in the Peoples Republic of China and Australia. Hexcel is also an investor in four joint ventures; one of which manufactures and markets reinforcement products in the United States; one of which manufactures and markets composite materials in Japan; and two of which manufacture composite structures and interiors in Asia.

Hexcel is a vertically integrated manufacturer of products within a single industry: Advanced Structural Materials. Hexcel's advanced structural materials business is organized around three strategic business segments: Reinforcements, Composites and Structures. The chart below shows the products and primary end-uses for our three business segments:

BUSINESS SEGMENT	PRODUCTS	PRIMARY END-USES
Reinforcements	Industrial Fabrics and Specialty Reinforcements	• Structural materials and components used in aerospace, defense, wind energy, automotive, marine, recreation and other industrial applications • Raw materials for prepregs and honeycomb • Soft body armor and other security applications • Electronic applications, primarily high-technology printed wiring board substrates • Solar protection and other architectural applications • Civil engineering and construction applications

BUSINESS SEGMENT	PRODUCTS	PRIMARY END-USES
Composites	Carbon Fibers	• Raw materials for fabrics and prepregs • Filament winding for various space, defense and industrial applications
	Prepregs and Other Fiber-Reinforced Matrix Materials	• Composite structures • Commercial and military aircraft components • Satellites and launchers • Aeroengines • Wind turbine rotor blades • Yachts, trains and performance cars • Skis, snowboards, hockey sticks, tennis rackets and bicycles
	Structural Adhesives	• Bonding of metals, honeycomb and composite materials • Aerospace, ground transportation and industrial applications
	Honeycomb, Honeycomb Parts & Composite Panels	• Composite structures and interiors • Semi-finished components used in: Helicopter blades Aircraft surfaces (flaps, wing tips, elevators and fairings) High-speed ferries, truck and train components Automotive components and impact protection

BUSINESS SEGMENT	PRODUCTS	PRIMARY END-USES
Structures	Composite Structures	• Aircraft structures and finished aircraft components, including: Wing to body fairings Wing panels Flight deck panels Door liners Helicopter blade tip caps

Business Overview

(In millions, except per share data)	Year Ended December 31, 2004	2003	2002
Net sales	**$ 1,074.5**	$ 896.9	$ 850.8
Gross margin %	**21.3%**	19.5%	19.0%
Operating income	**$ 88.8**	$ 60.0	$ 60.2
Operating income %	**8.3%**	6.7%	7.1%
Non-operating (income) expense, net	**$ 2.2**	$ 2.6	$ (10.3)
Provision for income taxes (a)	**$ 11.2**	$ 13.5	$ 11.3
Equity in earnings (losses) of and write-downs of an investment in affiliated companies	**$ 1.1**	$ (1.4)	$ (10.0)
Net income (loss)	**$ 28.8**	$ (11.1)	$ (13.6)
Deemed preferred dividends and accretion	**$ (25.4)**	$ (9.6)	$ –
Net income (loss) available to common shareholders	**$ 3.4**	$ (20.7)	$ (13.6)
Diluted net income (loss) per common share	**$ 0.08**	$ (0.54)	$ (0.35)

(a) The Company's tax provision primarily reflects taxes on foreign income. Included in the 2003 year-end results is the impact of recognizing a non-cash valuation allowance on a Belgian deferred tax asset of $4.7 million. The Company will continue to adjust its tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated U.S. and Belgian net operating income (losses) until such time as the U.S. and Belgian operations, respectively, generate income in future years to utilize the net operating losses in full.

Business Trends

During 2004, the Company experienced significant growth in the markets segments that it serves:

- The Commercial Aerospace market for new large commercial aircraft returned to growth with the announcement by Boeing and Airbus that they will increase aircraft production rates in 2005. This market had declined sharply following the tragic events of September 11, 2001, with Hexcel's 2003 revenues from commercial aerospace down over 27% as compared to 2001. Recent growth in passenger traffic above the levels seen before September 11, 2001, particularly in Asia and Europe, has encouraged airlines to increase their orders for new aircraft. With improving demand, both Boeing and Airbus have announced plans to increase aircraft production in 2005 and 2006. As Hexcel delivers its products on average six months ahead of aircraft deliveries, these production increases contributed to higher commercial aerospace sales for Hexcel in the second half of the year.
- The Airbus A380 made its first meaningful contribution to Hexcel's revenues. During 2004, the Company delivered materials for the construction of the five aircraft to be used for testing and certification and for the initial production aircraft. This massive aircraft will have the highest composite content seen to date in a large commercial aircraft at 22% of the airframe weight. The first aircraft was rolled out on January 18, 2005 and will have its maiden flight in the spring of 2005. The aircraft is expected to be certified and enter into commercial service in 2006. The A380 uses more Hexcel material than any commercial aircraft previously manufactured. As production of the aircraft ramps up, Hexcel's revenues from this program will continue to grow.
- Each new generation of commercial aircraft has utilized a greater proportion of advanced composite materials than the aircraft produced before. The A380 exhibits this trend as do the two new major commercial aircraft now under development. Boeing is developing the 787 Dreamliner that reportedly will be designed with about 50% composite content by weight. While Boeing has chosen another composites supplier's product for the wings and fuselage of the Boeing 787, the remaining opportunities for advanced structural materials are significant and the Boeing 787 will likely be a very important aircraft for Hexcel. In December 2004, Airbus announced it had approved the launch of the A350 that is anticipated to have significantly higher composite content than any prior Airbus aircraft. The benefit Hexcel ultimately derives from new aircraft programs depends upon a number of factors, including the design requirements of its customers, the suitability of the Company's products to meet those requirements, the competitive position of products offered by competitors, and contracts awarded to the Company. The Company expects this trend of increasing usage of composites will continue to increase the Company's average revenues per aircraft over time.
- Hexcel's revenues from applications outside aerospace continued to grow strongly. Revenues from the Industrial and Electronics market segments increased from $327.7 million in 2003 by 27.8% to $418.9 million in 2004. Revenues from these end market segments now represent 39.0% of Hexcel's total 2004 net sales. In 2004, growth was led by significant increased sales of reinforcement fabrics used in soft body armor and other protective applications for military personnel. Sales of composite materials used in the manufacture of wind turbine blades also grew strongly during the year.
- Sales to space and defense markets also remained strong, up another $13.8 million to $193.1 million despite the cancellation of the Comanche program in the first quarter of 2004. The Company continues to benefit from its extensive qualifications to supply composite materials and, in some cases, composite structures to a broad range of military aircraft and helicopter programs. The potential of those programs is subject to the continuing funding provided by governments for their defense procurement programs.

The Company leveraged its higher revenues to increase operating income by 48% in 2004 on a 19.8% increase in net sales from 2003. Higher operating profitability and lower interest expense allowed the Company to return to generating net income in 2004. The Company's restructuring programs launched in 2001 permitted Hexcel to reduce its cash fixed costs by about 23% in 2002. As revenues increase, the Company is targeting to keep its cost structure lean and thereby obtain strong incremental profitability on increased sales. The Company met this goal in 2004.

With the benefit of improved profitability, the Company continued to reduce its financial leverage during 2004 by using cash provided by operations to repay debt. The Company reduced total debt, net of cash by $67.5 million in 2004 to $374.2 million. With reduced total leverage, improved credit statistics and favorable credit market conditions for issuers, the Company refinanced its debt capital in the first quarter of 2005 to reduce the cost of debt service, extend debt maturities and have pre-payable senior bank debt so that it may use available cash flow in the future to continue to reduce its financial leverage.

Significant Transactions

Refinancing of Long-Term Debt

During the first quarter of 2005, the Company has taken a series of actions to refinance substantially all of its long-term debt. The purpose of this refinancing is to reduce interest expense, establish pre-payable senior debt and extend the maturities of the Company's long-term debt. The refinancing actions have been:

- On January 27, 2005, the Company entered into an agreement to issue $225.0 million in principal amount of 6.75% senior subordinated notes, due 2015.
- On January 31, 2005, the Company initiated a tender offer and consent solicitation with respect to its 9.875% senior secured notes, due 2008. The completion was subject to various conditions, including the closing of a new senior secured credit facility.
- On February 1, 2005, the Company closed the issuance of $225.0 million in principal amount of 6.75% senior subordinated notes, due 2015. The notes were offered pursuant to Rule 144A under the Securities Act of 1933 with registration rights. The Company announced that $194.9 million of the net proceeds from the offering were remitted to the trustee for Hexcel's 9.75% senior subordinated notes, due 2009, for the purpose of redeeming $185.3 million principal amount of such notes (including the related accrued interest and call premium).
- On March 1, 2005, the Company entered into a new $350.0 million senior secured credit facility (the "New Facility"), consisting of a $225.0 million term loan and a $125.0 million revolving loan. The term loan under the New Facility is scheduled to mature on March 1, 2012 and the revolving loan under the New Facility is scheduled to expire on March 1, 2010. The spread over LIBOR payable on advances under the facility is based on leverage. Initially the interest rate on the term loan is LIBOR + 175bps and on the revolving loan the interest rate is initially LIBOR +200bps. The New Facility is secured by a pledge of assets that includes, among other things, the receivables, inventory, property, plant and equipment and intellectual property of Hexcel Corporation and its material U.S. subsidiaries, and 65% of the share capital of Hexcel's Danish subsidiary and first-tier U.K. subsidiary.
- Proceeds from a portion of the term loan under the New Facility were used to repurchase all of the outstanding $125.0 million principal amount of Hexcel's 9.875% senior secured notes, due 2008. pursuant to the previously announced tender offer and consent solicitation. The total consideration paid for each $1,000 principal amount of notes tendered and accepted for payment in accordance with the terms of the Offer to Purchase and Consent Solicitation Statement dated January 31, 2005 was $1,112.60. In addition, the New Facility replaced the Company's existing $115.0 million five-year secured revolving credit facility. The terminated credit facility was scheduled to expire on March 31, 2008.
- Also on March 1, 2005, the Company announced that it had called for redemption the remaining $100 million principal amount of its 9.75% senior subordinated notes, due 2009. and the remaining $19.25 million principal amount of its 7% convertible subordinated debentures, due 2011. The redemption price for the 9.75% Senior Subordinated Notes is 103.9% or $103.9 million plus accrued interest. The redemption price for the 7% convertible subordinated debentures is 100% plus accrued interest. The redemption date for each is March 31, 2005. The redemptions will be financed utilizing cash on hand together with advances under the term loan and revolving loan of its New Facility.

As a result of these actions, by March 31, 2005, the Company will have refinanced all of its long-term debt, except for its capital lease obligations, at interest rates substantially lower than those paid for its existing long term debt.

The premiums to tender for the 9.875% senior secured notes, due 2008, and to call the 9.75% senior subordinated notes, due 2009, were $25.2 million. Cash transaction costs incurred with the issuance of the new debt and the redemption of existing debt are estimated to be approximately $13.0 million. The Company will record a charge in the first quarter of 2005 related to the premiums paid, the transaction costs associated with the repayment of debt and the unamortized deferred financing costs and unamortized original issuance discount associated with the debt redeemed. In addition, the Company will cancel its interest rate swaps related to $100.0 million of its 9.75% senior subordinated notes due 2009 with a payment of their fair value on the settlement date. The fair value as of February 28, 2005 was $2.7 million compared to $1.4 million as of December 31, 2004. This settlement will also be expensed in the first quarter of 2005. (see Note 2 to the accompanying consolidated financial statements in this Annual Report on Form 10-K).

Secondary Offering of Common Stock and Conversion of Mandatorily Redeemable Convertible Preferred Stock:

In December 2004, certain shareholders of the Company completed a secondary offering of 24,149,998 shares of Hexcel's common stock and in connection with such offering a portion of the Company's mandatorily redeemable convertible preferred stock was converted into common stock. Common shares offered included 11,100,086 shares offered by affiliates of the Goldman Sachs Group, Inc., and 13,049,912 shares offered equally by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. The shares offered by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC were obtained upon the conversion of 23,916 shares of series A and 77,875 shares of series B mandatorily redeemable convertible preferred stock. The Company received no net proceeds from this offering.

In connection with the offering of common shares and the conversion of mandatorily redeemable convertible preferred stock, the Company recorded two non-recurring charges in the fourth quarter of 2004. A non-cash charge of $12.9 million related to the conversion of the mandatorily redeemable convertible preferred stock was recorded. This charge represented the pro-rata portion of the unamortized beneficial conversion feature, issuance discount and deferred financing costs remaining from the original issuance of the securities. This charge has been included in "deemed preferred dividends and accretion" in the consolidated statements of operations.

The Company also recorded transaction costs of $1.1 million related to the secondary offering. The $1.1 million of transaction costs have been included in selling, general and administrative expenses in the consolidated statements of operations.

Repurchase of Long-term Debt:

During 2004, the Company repurchased $44.8 million principal amount of its 9.75% senior subordinated notes, due 2009, through open market purchases, which resulted in a $3.2 million loss on the early retirement of debt. The loss on early retirement of debt resulted from premiums paid upon repurchase of $2.2 million and a write-off of unamortized deferred financing costs and original issuance discount of $1.0 million remaining from the original issuance of the securities.

Increase in Equity Ownership:

During the fourth quarter of 2004, BHA Aero Composites Parts Co. ("BHA") and its equity owners (Hexcel, Boeing International Holdings, Ltd. ("Boeing International") and China Aviation Industry Corp. 1 ("AVIC") reached agreement on a re-capitalization of BHA and a refinancing of BHA's third party loans. Pursuant to the terms of the agreement, Hexcel and Boeing International agreed to purchase newly issued registered capital of BHA for $7.5 million in cash, resulting in an increase in each of their respective ownership interests from 33.33% to 40.48%. Upon the completion of the equity investment, BHA will refinance its existing bank loans with a new five year bank term loan. The new five year bank term loan will be supported by guarantees from Boeing and AVIC. In addition, as part of the refinancing, Hexcel has agreed to reimburse Boeing and AVIC a proportion of the losses they will incur if their guarantees of the new bank loan were to be called, up to a limit of $6.1 million. Upon completion of the refinancing, Hexcel's standby letter of credit of $11.1 million, which supports BHA's current bank loan, would terminate and would not be reissued. On January 19, 2005, Hexcel and Boeing International made their respective cash equity investments of $7.5 million in BHA. The refinancing of BHA's bank debt was completed on January 26, 2005 and Hexcel's standby letter of credit terminated on February 15, 2005.

Results of Operations

Hexcel has three reportable segments: Reinforcements, Composites and Structures. Although these strategic business units provide customers with different products and services, they often overlap within four end market segments: Commercial Aerospace, Industrial, Space & Defense, and Electronics. The Company finds it meaningful to evaluate the performance of its segments through the four end market segments. Further discussion and additional financial information about the Company's segments may be found in Note 20 to the accompanying consolidated financial statements of this Annual Report.

2004 Compared to 2003

Net Sales: Consolidated net sales of $1,074.5 million for 2004 were $177.6 million, or 19.8% higher than the $896.9 million of net sales for 2003. The increase came from growth in the Company's revenues from all four of its major market segments along with a favorable impact from changes in foreign currency exchange rates. Had the same U.S. dollar, British Pound Sterling and Euro exchange rates applied in 2004 as in 2003 ("in constant currency"), consolidated net sales for 2004 would have been $149.2 million higher than the 2003 net sales of $896.9 million at $1,046.1 million.

The following table summarizes net sales to third-party customers by business segment and end market segment in 2004 and 2003:

	Unaudited				
(In millions)	Commercial Aerospace	Industrial	Space & Defense	Electronics	Total
2004 Net Sales					
Reinforcements	$ 64.6	$ 193.0	$ –	$ 61.8	$ 319.4
Composites	337.6	164.1	182.2	–	683.9
Structures	60.3	–	10.9	–	71.2
Total	$ 462.5	$ 357.1	$ 193.1	$ 61.8	$ 1,074.5
	43%	33%	18%	6%	100%
2003 Net Sales					
Reinforcements	$ 51.1	$ 128.9	$ –	$ 52.8	$ 232.8
Composites	273.6	146.0	165.2	–	584.8
Structures	65.2	–	14.1	–	79.3
Total	$ 389.9	$ 274.9	$ 179.3	$ 52.8	$ 896.9
	43%	31%	20%	6%	100%

Commercial Aerospace: Net sales to the commercial aerospace market segment increased by $72.6 million or 18.6% to $462.5 million for 2004 as compared to net sales of $389.9 million for 2003. In constant currency, net sales to the commercial aerospace market segment increased $63.9 million, or 16.4%, to $453.8 million. In constant currency, the net sales by the Reinforcements business segment were $62.5 million, up 22.3% from 2003. The net sales of Composites business segment in constant currency were $331.0 million, up 21.0% from 2003. There was no exchange rate impact on sales by the Structures business segment. The net sales of the Structures business segment to commercial aerospace applications declined by $4.9 million or 7.5% to $60.3 million as fabrication of composite structures continued to be transferred to the Asian Composites and BHA Aero joint ventures.

In the second half of 2004, the Company saw the benefit of the announcements by Boeing and Airbus that they will increase the number of aircraft they manufacture and deliver in 2005 and 2006 compared to 2004. As the Company delivers its products on average six months ahead of when its customers deliver their aircraft, this resulted in increased commercial aerospace revenues in the second half of 2004 compared to the second half of 2003. The Company has also benefited from the favorable mix of aircraft being manufactured by its customers that utilize more composite materials and the ramp up of production related to the new Airbus A380 program.

The primary near term driver of Hexcel's commercial aerospace revenues is the number of new large commercial aircraft manufactured. In 2004, Boeing delivered 285 aircraft compared to 281 in 2003. Airbus delivered 320 aircraft in 2004, up from 305 aircraft in 2003. Both Boeing and Airbus have announced they anticipate higher deliveries in 2005. Industry and Wall Street analysts project deliveries increasing 10-15% in 2005 compared to 2004 with further increases anticipated in 2006. The improved demand for new large commercial aircraft is being driven by growth in passenger traffic, particularly in Asia and Europe, requiring airlines to expand their fleets. Increases in oil prices are also reported to be encouraging airlines to purchase newer more fuel efficient aircraft. As Hexcel delivers its materials on average six months ahead of the delivery of an aircraft, the growth in Hexcel's revenues leads the growth in aircraft deliveries.

Over time, the Company's commercial aerospace revenues expand as the average composite content of large commercial aircraft increases. With each successive generation of large commercial aircraft, the aircraft manufacturers have increased the proportion of composites used in the manufacture of the airframe compared to traditional materials. In 2004, Hexcel's average sales per aircraft benefited from its sales to the Airbus A380 program ahead of its testing and certification programs in 2005 and the first deliveries anticipated in 2006. The A380 is both the largest commercial aircraft yet built and has the highest composite content of any aircraft in production at 22% by weight. The Company's revenues from the A380 program are expected to continue to grow in 2005.

Industrial: Net sales of $357.2 million for 2004 increased by $82.3 million, or 29.9%, compared to net sales of $274.9 million in 2003. In constant currency, net sales to the industrial market segment increased $69.3 million or 25.2%, to $344.2 million on strong growth in reinforcement fabrics used in military body armor and other ballistic applications. Sales of composite materials used in recreational products and in wind energy applications also increased year-on-year. Revenues from other industrial applications, including architectural and automotive segments, showed mixed results.

The Company's sales of reinforcement fabrics used in ballistic applications increased 63.7% compared to 2003 as the Company's customers received additional orders from the U.S. military services. Conditions remain favorable for demand for the Company's ballistic products to continue at current levels in 2005. Supply of the fibers used in the manufacture of reinforcement fabrics for these applications is now capacity limited and may constrain growth in revenues above current levels.

Sales in composite materials used to manufacture wind turbine blades grew 54% compared to 2003. Global installed wind generating capacity continued to grow in 2004 despite a lower rate of installation in the U.S. due to the expiration of the production tax credit ("PTC"). Congress renewed the PTC on September 28, 2004 which is anticipated to spur increased installations in 2005. The Company's customers are based in Europe and install new wind turbines worldwide. The Company's revenues from wind energy applications grew in 2004 as a result of both the growth in installations but also share gains at two key customers. These factors are anticipated to again result in double digit percentage growth in revenues in 2005, leading the growth in Hexcel's industrial market segment.

While sales of composite products to recreational applications grew in 2004, the tightening in the supply of carbon fiber, particularly as commercial aerospace demand increases, is restricting the available supply of carbon fiber to industrial markets including recreation and affecting the Company's and other producers ability to supply products for these applications. These trends are anticipated to restrain the growth of revenues from recreational applications in 2005.

Space & Defense: Net sales of $193.0 million increased $13.7 million, or 7.6%, for 2004 as compared to net sales of $179.3 million for 2003. On a constant currency basis, net sales to the space & defense market segment increased $8.5 million, or 4.7%, to $187.8 million. The year-on-year growth was led by increased production of the F-22 Raptor, and higher demand for many U.S. and European helicopter and helicopter blade replacement programs, despite the cancellation of the Comanche helicopter program during the first quarter of 2004. Sales to the Comanche program were $4.4 million and $13.5 million during 2004 and 2003, respectively.

The Company continues to benefit from its extensive qualifications to supply composite materials and, in some cases, composite structures to a broad range of military aircraft and helicopter programs, including the F/A-18E/F (Hornet), the F-22 (Raptor), the European Fighter Aircraft (Typhoon), the C-17, the V-22 (Osprey) tilt rotor aircraft, and the Blackhawk, the Tiger and the NH90 helicopters. In addition, the EADS A400M military transport aircraft and the F-35 (joint strike fighter or JSF) are currently under development and should enter low rate initial production later in the decade. While there has been media speculation associated with the 2005 quadrennial review by the U.S. Department of Defense that there will be reductions in procurement of certain programs, such changes, if made, will not impact 2005 revenues. Further, such changes, if they occur, will likely be more than offset by the benefit of new programs such as the A400M and the F-35.

Space applications for advanced structural materials include solid rocket booster cases; fairings and payload doors for launch vehicles; and buss and solar arrays for military and commercial satellites. The production of both launch vehicles and satellites has declined earlier in the decade from a peak in the late 1990s, but has been relatively stable in 2004 versus 2003.

The revenues that the Company derives from military and space programs tend to vary quarter to quarter based on customer ordering patterns and manufacturing campaigns.

Electronics: Net sales of $61.8 million in 2004 increased $9.0 million, or 17.0%, as compared to net sales of $52.8 million for 2003. On a constant currency basis, net sales to the electronics market segment increased $7.5 million, or 14.2%, to $60.3 million. The Company's focus on advanced technology materials and specialty applications, together with some recovery in industry demand, contributed to enhanced performance in this market segment during 2004. While the Company remains focused on high-technology and specialty applications for its electronic materials and is targeting further growth in this market, future performance in this segment remains difficult to predict.

Gross Margin: Gross margin for 2004 was $229.1 million, or 21.3% of net sales, compared to gross margin of $174.5 million, or 19.5% of net sales, in 2003. The $54.6 million year-on-year improvement in gross margin on increased sales of $177.6 million was a 30.7% incremental margin. The improvement reflected the impact of the contribution from higher net sales and the Company's efforts to sustain the reductions it obtained in its fixed costs as a result of its prior restructuring initiatives.

Selling, General and Administrative ("SG&A") Expenses: SG&A expenses were $113.1 million, or 10.5% of net sales, for 2004 compared with $95.0 million, or 10.6% of net sales, for 2003. The increase in SG&A expenses reflects, among other factors, a $2.3 million provision against accounts receivable from Second Chance Body Armor following their Chapter 11 bankruptcy filing on October 17, 2004, $4.1 million in implementation and first year audit fees related to Section 404 of the Sarbanes-Oxley Act, higher incentive compensation, transaction expenses of $1.1 million related to the secondary offering of the Company's common stock in December 2004 and the impact of higher foreign currency exchange rates.

Research and Technology ("R&T") Expenses: R&T expenses for 2004 were $21.3 million, or 2.0% of net sales, compared with $17.7 million, or 2.0% of net sales, for 2003. The $3.6 million increase was due to, among other factors, increased spending in support of new products and new commercial aircraft qualification activities as well as the impact of higher foreign currency exchange rates.

Other Income (Expense), Net: Other expense, net for 2004 was $3.0 million compared to other income of $2.2 million in 2003. During 2004, the Company recorded an accrual of $7.0 million in connection with a stipulation of settlement for the same amount, signed with the plaintiffs on September 30, 2004, in the ongoing carbon fiber federal class action case. The settlement was approved by the court on January 31, 2005 and the Company paid the settlement amount in full. The Company denied and continues to deny the allegations in this case, but believes that the costs of continuing defense outweighed the costs of settlement. In addition, the Company sold surplus land at one of its U.S. manufacturing facilities for net cash proceeds of $6.5 million and recognized a net $4.0 million gain on the sale. During 2003, the Company sold certain assets of its Structures business segment for net cash proceeds of $5.7 million, recognizing a net gain of $2.2 million. Refer to Note 21 to the accompanying consolidated financial statements in this Annual Report.

Operating Income: Operating income for 2004 was $88.8 million, or 8.3% of net sales, compared with operating income of $60.0 million, or 6.7% of net sales, for 2003. The increase in operating income was driven by increased net sales within commercial aerospace and industrial market applications and a higher gross margin, which was partially offset by higher SG&A and R&T expenses as well as Other Expense described above. Business consolidation and restructuring expenses were $2.9 million in 2004, compared to $4.0 million in 2003.

Operating income for the Reinforcements business segment increased $23.5 million, as compared with 2003, to $39.7 million. The improvement in operating income was driven by the operating leverage of higher sales revenues coupled with continued control of overhead spending. With growth in all markets, Reinforcement revenues were 37.2% higher than in 2003. The Composites segment's operating income increased $22.3 million in 2004 to $89.1 million. Year-on-year sales growth of 16.9% together with cost control drove this improvement. The Structures segment's operating income decreased by $0.4 million compared with 2003 to $3.8 million, primarily reflecting the 2003 gains of $2.2 million from the sale of certain assets. During the year, the business segment continued the process of transferring the fabrication of composite components to its BHA Aero and Asian Composites joint ventures. The changing pattern of work performed in the business segment's U.S. facilities improved profitability, despite lower sales revenues.

The Company did not allocate corporate operating expenses of $43.8 million and $27.2 million to operating segments in 2004 and 2003, respectively. The year-on-year increase in corporate operating expenses of $16.6 million includes $4.1 million for the implementation and first year professional fees related to Section 404 of the Sarbanes-Oxley Act, $3.1 million for incentive compensation, $7.0 million related to a litigation settlement and $1.1 million of expenses related to the secondary offering of the Company's common stock in December 2004.

Interest Expense: Interest expense for 2004 was $47.7 million compared to $53.6 million for 2003. The $5.9 million decline in interest expense reflected lower outstanding debt resulting primarily from the redemption of $44.8 million of its senior subordinated notes during the year together with the benefit of interest rate swap agreements. During 2003, the Company lowered its outstanding debt by $138.3 million, reducing cash interest expense by $6.7 million. Refer to Note 16 to the accompanying consolidated financial statements in this Annual Report.

Non-Operating (Income) Expense, Net: Non-operating expense, net for 2004 was $2.2 million compared to $2.6 million in 2003. During 2004, the Company recognized a $3.2 million loss on the early retirement of debt resulting primarily from the redemption of $44.8 million of its senior subordinated notes during the year. The loss was partially offset by a $1.0 million gain attributable to the sale of securities obtained through a de-mutualization of an insurance company.

During 2003, the Company recognized net non-operating expense of $2.6 million. In connection with the refinancing of its capital structure in the first quarter of 2003, the Company incurred a $4.0 million loss on the early retirement of debt due to the write-off of unamortized deferred financing costs relating to the former senior credit facility and the 7% convertible subordinated notes due 2003. This loss was partially offset by a $1.4 million gain attributable to a prior business sale, which occurred in April 2000. Pursuant to the sale agreement, Hexcel retained a contingent obligation for certain customer warranty claims, which expired in the second quarter of 2003. As a result, the Company reversed the $1.4 million contingent liability established at the time of the sale. Refer to Note 23 to the accompanying consolidated financial statements in this Annual Report.

Provision for Income Taxes: The provisions for income taxes of $11.2 million and $13.5 million for 2004 and 2003, respectively, were primarily for taxes on European income and included a non-cash valuation allowance of $4.7 million in 2003 on a deferred tax asset previously recognized by the Company's Belgian subsidiary. The Company will continue to adjust its tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated U.S. and Belgian net operating income (losses) until such time as the U.S. and Belgian operations, respectively, generate sufficient taxable income to utilize the net operating losses in full. For additional information, see Note 13 to the accompanying consolidated financial statements of this Annual Report.

Equity in Earnings (Losses) of Affiliated Companies: Equity in earnings of affiliated companies was $1.1 million in 2004 as compared to an equity loss of $1.4 million in 2003. The year-over-year improvement resulted from higher equity in earnings reported by TechFab, the Reinforcements business segment's joint venture, and lower equity in losses associated with the Structures business segment's joint ventures in China and Malaysia. Equity in earnings (losses) of affiliated companies does not affect the Company's cash flows. With the benefit of additional fabrication work being transferred to the Asian joint ventures and higher commercial aircraft production rates, it is anticipated that the financial performance of the China and Malaysia joint ventures will continue to improve in 2005.

Equity in losses of affiliated companies of $1.4 million in 2003 primarily reflected losses reported by the Structures business segment's BHA Aero and Asian Composites joint ventures as they continued to ramp up production of aerospace composite structures, partially offset by equity in earnings of TechFab.

During 2003, the Company exercised its option to sell its remaining interest in ASCO for $23.0 million in cash, and also sold its equity interest in its European reinforcement products joint venture, Interglas, for a nominal amount in conjunction with a bank sponsored financial restructuring of the affiliated company. No gains or losses were recorded as a result of these transactions, as the Company had previously written-down the carrying value of its remaining equity investment in ASCO to its estimated fair market value of $23.0 million in 2002 and had recognized a full impairment of its remaining equity interest in Interglas in 2001.

Deemed Preferred Dividends and Accretion: The Company recognized deemed preferred dividends and accretion of $25.4 million and $9.6 million for 2004 and 2003, respectively. Included in deemed preferred dividends and accretion for 2004 is an accelerated charge of $12.9 million resulting from the conversion of a portion of mandatorily redeemable convertible preferred stock into common stock in connection with the secondary offering of the Company's common stock in December 2004. Until such time as the remaining mandatorily redeemable convertible preferred stock is converted to Hexcel common stock or redeemed, the accretion of certain deductions for accrued dividends, discount, beneficial conversion feature, and deferred issuance costs will be reported as a reduction of net income (loss) in arriving at net income (loss) available to common shareholders. Deemed preferred dividends and accretion is a non-cash expense at the time of recognition. For additional information, see Note 10 to the accompanying consolidated financial statements of this Annual Report.

Net Income (Loss) Available to Common Shareholders and Net Income (Loss) Per Common Share:

(In millions, except per share data)	**2004**	2003
Net income (loss) available to common shareholders	**$ 3.4**	$ (20.7)
Diluted net income (loss) per common share	**$ 0.08**	$ (0.54)
Diluted weighted average shares outstanding	**42.1**	38.6

The Company's convertible subordinated debentures, due 2011, and mandatorily redeemable convertible preferred stock were excluded from the computation of diluted net income (loss) per common share for the years ended December 31, 2004 and 2003 as they were anti-dilutive. A portion of the Company's stock options were excluded from the computation of diluted net income per common share for the year ended December 31, 2004 and all of the Company's stock options and restricted stock were excluded from the computation of diluted net loss per common share for the year ended December 31, 2003 as they were anti-dilutive. In addition, the Company's convertible subordinated notes, due 2003, were excluded from the computation of diluted net loss per common share for the year ended December 31, 2003. The convertible subordinated notes, due 2003, were repaid in full on March 19, 2003. For additional information, see Notes 14 and 15 to the accompanying consolidated financial statements of this Annual Report.

2003 Compared to 2002

Net Sales: Consolidated net sales of $896.9 million for 2003 were $46.1 million, or 5.4%, higher than the $850.8 million of net sales for 2002, primarily through growth in space and defense markets and a favorable impact of changes in foreign currency exchange rates. Space and defense revenues increased $31.8 million, or 21.6%, year-on-year, reflecting higher military aircraft production and non-recurring revenues associated with an aircraft in development and tooling. Approximately $6.8 million of the increase to these markets was due to foreign currency exchange rates. Since the end of 2002, the Euro and the British pound sterling have strengthened against the U.S. dollar increasing the dollar value of sales made in euros and pounds. Had the same U.S. dollar, British pound sterling and Euro exchange rates applied in 2003 as in 2002 ("in constant currency"), consolidated net sales for 2003 would have been $6.5 million higher than the 2002 net sales of $850.8 million at $857.3 million.

The following table summarizes net sales to third-party customers by business segment and end market segment in 2003 and 2002:

			Unaudited		
(In millions)	Commercial Aerospace	Industrial	Space & Defense	Electronics	Total
2003 Net Sales					
Reinforcements	$ 51.1	$ 128.9	$ –	$ 52.8	$ 232.8
Composites	273.6	146.0	165.2	–	584.8
Structures	65.2	–	14.1	–	79.3
Total	$ 389.9	$ 274.9	$ 179.3	$ 52.8	$ 896.9
	43%	31%	20%	6%	100%
2002 Net Sales					
Reinforcements	$ 49.0	$ 110.6	$ –	$ 58.3	$ 217.9
Composites	256.6	143.3	132.5	–	532.4
Structures	85.5	–	15.0	–	100.5
Total	$ 391.1	$ 253.9	$ 147.5	$ 58.3	$ 850.8
	46%	30%	17%	7%	100%

Commercial Aerospace: Net sales to the commercial aerospace market decreased slightly to $389.9 million for 2003 as compared to net sales of $391.1 million for 2002. Although sales by the Reinforcements and Composites business segments were up over 4.3% and 6.6%, respectively, revenues from the Structures business segment declined 23.7% reflecting year-on-year reductions in Boeing's commercial aircraft build rates and continued transition of work to the Company's Asian joint ventures. In constant currency, total sales to the commercial aerospace market declined by $11.9 million, or 3.0%, compared to 2002. Net sales by the Reinforcements and Composites business segments would have been $47.8 million and $266.2 million, respectively. There was no exchange rate impact on sales by the Structures business segment.

Industrial: Net sales of $274.9 million for 2003 increased by $21.0 million, or 8.3%, compared to net sales of $253.9 million in 2002. The strength of the Euro inflated the value of 2003 sales of certain products, such as products used in wind energy, architectural and recreational product applications. In constant currency, net sales to the industrial market were comparatively flat year-over-year. Both sales of reinforcement fabrics used in soft body armor and sales of composite materials used in recreational equipment showed double-digit growth in 2003. Wind energy revenues were lower in the second half of 2003 compared to the second half of 2002, and for the full year, due to customer requirements and new product transitions. Revenues from all other products used in other industrial market applications, including architectural and automotive applications, showed mixed results.

Space & Defense: Net sales of $179.3 million increased $31.8 million, or 21.6%, in 2003. In constant currency, net sales to the space & defense market were up $25.0 million, or 16.9%, year-on-year. The increase was led by higher aircraft production, as well as $7.2 million of non-recurring tooling revenues associated with development of the Comanche program.

Electronics: Net sales of $52.8 million in 2003 declined $5.5 million, or 9.4%, year-over-year. Although the Company did see a small improvement in the Company's sales in the U.S., it was more than offset by further declines in Europe. Sales of fiberglass fabric substrates used in the fabrication of printed wiring boards continued to be affected by weakness in the global electronics market and pricing pressures from excess production capacity. In addition, a migration of electronics equipment production from the United States to Asia continues to put additional pressure on the Company's electronics business.

Gross Margin: Gross margin for 2003 was $174.5 million, or 19.5% of net sales, compared to gross margin of $161.3 million, or 19.0% of net sales, in 2002. The $13.2 million year-on-year improvement in gross margin reflected the impact of higher net sales and the benefits obtained from the Company's cost reduction programs, as operations have adjusted to lower levels of production. These benefits obtained were offset slightly by higher depreciation and utility costs. Depreciation increased $5.0 million to $52.2 million in 2003 from $47.2 million in 2002. The increase in depreciation primarily reflected changes in foreign currency exchange rates and increased depreciation associated with certain of the Company's restructuring actions.

Selling, General and Administrative ("SG&A") Expenses: SG&A expenses were $95.0 million, or 10.6% of net sales, for 2003 compared with $85.9 million, or 10.1% of net sales, for 2002. The year-on-year increase in SG&A expenses reflected the impact of higher foreign currency exchange rates of $5.7 million, as the U.S. dollar had weakened against the British pound and Euro since the end of 2002, along with higher insurance premiums and new regulatory compliance costs. Included in SG&A expenses for 2003 were $0.5 million of incremental expenses related to a work stoppage at the Kent, Washington facility. Included in SG&A expenses for 2002 were approximately $1.5 million of expenses associated with the Company's agreement to issue mandatorily redeemable convertible preferred stock.

Research and Technology ("R&T") Expenses: R&T expenses for 2003 were $17.7 million, or 2.0% of net sales, compared with $14.7 million, or 1.7% of net sales, for 2002. The $3.0 million increase was due to increased spending in support of new products and new commercial aircraft qualification activities and the impact of higher foreign currency exchange rates.

Other Income (Expense), Net: During 2003, the Company sold certain assets of its Structures business segment in two separate transactions for combined proceeds of $5.7 million, net of customary closing costs, and recognized an aggregate gain of $2.2 million. There were no items related to other income or expense in 2002.

Operating Income: Operating income for 2003 was $60.0 million, or 6.7% of net sales, compared with operating income of $60.2 million, or 7.1% of net sales, for 2002. The decline in operating income was driven by higher SG&A, R&T, and business consolidation and restructuring expenses, partially offset by the year-over-year increase in gross margin. Business consolidation and restructuring expenses were $4.0 million in 2003 compared to $0.5 million in 2002, and primarily related to an increase in equipment relocation and re-qualification costs that were expensed as incurred.

Operating income at the Reinforcements business segment declined $3.4 million, as compared with 2002, to $16.2 million. The decline was due to higher SG&A and R&T expenses of $1.5 million and a $2.3 million increase in business consolidation and restructuring expenses, partially offset by an increase in gross margin of $0.4 million. The Composites segment's operating income increased $1.0 million year-over-year to $66.8 million in 2003. Although SG&A and R&T expenses increased $10.5 million from 2002, gross margin improved by $11.4 million and restructuring expenses declined $0.1 million year-over-year. The Structures segment's operating income improved by $3.8 million compared with 2002 to $4.2 million, primarily reflecting higher gross margin and the $2.2 million of gains on the sale of certain assets. The Company did not allocate corporate operating expenses of $27.2 million and $25.6 million to operating segments in 2003 and 2002, respectively.

Interest Expense: Interest expense for 2003 was $53.6 million compared to $62.8 million for 2002. The $9.2 million decline in interest expense reflected lower debt balances, fees and amortization rates. During 2003, the Company lowered its outstanding debt by $138.3 million, reducing cash interest expense by $6.7 million. In addition, banking, commitment and amendment fees declined $2.0 million year-over-year to $1.7 million in 2003. Amortization of financing costs and discounts were $0.5 million lower than in 2002.

Non-Operating Income (Expense), Net: During 2003, the Company recognized non-operating expense, net of $2.6 million. In connection with its refinancing of its capital structure in the first quarter of 2003, the Company incurred a $4.0 million loss on the early retirement of debt due to the write-off of unamortized deferred financing costs relating to the former senior credit facility and the 7% convertible subordinated notes due 2003. This loss was partially offset by a $1.4 million gain attributable to a prior business sale, which occurred in April 2000. Pursuant to the sale agreement, Hexcel retained a contingent obligation for certain customer warranty claims, which expired in the second quarter of 2003. As a result, the Company reversed the $1.4 million contingent liability established at the time of the sale.

During 2002, the Company recognized non-operating income of $10.3 million. In 2002, the Company recognized a litigation gain of $9.8 million (net of related fees and expenses) in connection with a contract dispute with Hercules, Inc. that arose out of the acquisition of Hercules' Composites Products Division in 1996. The Company also recognized a $0.5 million gain in 2002 on the early retirement of debt, related to the repurchase of $1.8 million of its 7% convertible subordinated debentures, due 2011, in satisfaction of an annual sinking fund requirement. The debt was repurchased at market prices, which resulted in a gain.

Provision for Income Taxes: The provisions for income taxes of $13.5 million and $11.3 million for 2003 and 2002, respectively, were primarily for taxes on European income and included a non-cash valuation allowance of $4.7 million in 2003 on a deferred tax asset previously recognized by a Belgian subsidiary. The Company will continue to adjust its tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated U.S. and Belgian net operating income (losses) until such time as the U.S. and Belgian operations, respectively, generate sufficient taxable income to utilize the net operating losses in full. For additional information, see Note 13 to the accompanying consolidated financial statements of this Annual Report.

Equity in Losses of and Write-down of an Investment in Affiliated Companies: Equity in losses of affiliated companies was $1.4 million in 2003 primarily reflecting losses reported by the Structures business segment's joint ventures in China and Malaysia as they continued to ramp up production of aerospace composite structures, partially offset by equity in earnings of TechFab, a Reinforcement business segment joint venture in the U.S.

Equity in losses of affiliated companies was $10.0 million in 2002 and included a $4.0 million write-down of an investment in the Company's Japanese electronic materials joint venture, ASCO. As a result of an agreement with the Company's joint venture partner to restructure its minority interest in ASCO, the Company wrote-down the carrying value of its remaining equity investment in ASCO to its estimated fair market value of $23.0 million. The Company did not record deferred tax benefits on the write-downs because of limitations imposed by foreign tax laws and the Company's ability to realize the tax benefits. The remaining $6.0 million of equity in losses was due to operating losses at ASCO and at the joint ventures in China and Malaysia.

During 2003, the Company exercised its option to sell its remaining interest in ASCO for $23.0 million in cash, and also sold its equity interest in its European reinforcement products joint venture, Interglas, for a nominal amount in conjunction with a bank sponsored financial restructuring of the affiliated company. No gains or losses were recorded as a result of these transactions, as the Company had previously written down the carrying value of its remaining equity investment in ASCO to its estimated fair market value of $23.0 million in 2002 and had recognized a full impairment of its remaining equity interest in Interglas in 2001.

Deemed Preferred Dividends and Accretion: The Company recognized deemed preferred dividends and accretion of $9.6 million in 2003. Until such time as the mandatorily redeemable convertible preferred stock is converted to Hexcel common stock or redeemed, the accretion of certain deductions for accrued dividends, discount, beneficial conversion feature, and deferred issuance costs will be reported as a reduction of net income (loss) in arriving at net income (loss) available to common shareholders. Deemed preferred dividends and accretion is a non-cash expense at the time of recognition. There were no deemed preferred dividends and accretion in 2002. For additional information, see Note 10 to the accompanying consolidated financial statements of this Annual Report.

Net IncomeNet Loss Available to Common Shareholders and Net Loss Per Common Share:

(In millions, except per share data)	2003	2002
Net loss available to common shareholders	$ (20.7)	$ (13.6)
Diluted net loss per common share	$ (0.54)	$ (0.35)
Diluted weighted average shares outstanding	38.6	38.4

The Company's convertible subordinated notes, due 2003, convertible subordinated debentures, due 2011, and all stock options and restricted stock were excluded from the 2003 and 2002 computations of diluted net loss per common share as they were anti-dilutive. The convertible subordinated notes, due 2003, were repaid in full in March 2003. In addition, the Company's mandatorily redeemable convertible preferred stock issued on March 19, 2003 was excluded from the 2003 computation as it was anti-dilutive. For additional information, see Notes 14 and15 to the accompanying consolidated financial statements of this Annual Report.

Business Consolidation and Restructuring Programs

Livermore 2004 Program

In January 2004, the Company announced the consolidation of the activities of its Livermore, California facility into other operations, principally the Salt Lake City, Utah plant. This business consolidation and restructuring action is accounted for under Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred. In addition, if terminated employees are required to render services beyond a minimum retention period in order to receive termination benefits, a liability for the termination benefits shall be measured initially at the communication date based on fair value and recognized ratably over the service period. During the year ended December 31, 2004, the Company recognized $0.8 million of expense, for employee severance based on the remaining employee service periods. Costs associated with the facility's closure, along with costs for relocation and re-qualification of equipment, are expected to occur over several years.

November 2001 Program

In November 2001, the Company announced a program to restructure its business operations in accordance with a revised business outlook for build rate reductions in commercial aircraft production, depressed business conditions in the electronics market and weakness in the general economy. The program targeted a reduction in cash fixed costs compared to previous spending rates and included company-wide reductions in managerial, professional, indirect manufacturing and administrative employees along with organizational rationalization. For the year ended December 31, 2004, the Company recognized business consolidation and restructuring expenses of $2.0 million related to this program for equipment relocation and re-qualification costs that are expensed as incurred.

In 2003, the Company recognized a net change in estimate increasing business consolidation and restructuring expenses related to this program by $0.3 million, as additional severance expense of $0.4 million was offset in part by a $0.1 million reduction in accrued liabilities for facility and equipment. In 2002, the Company recognized a net change in estimate reducing business consolidation and restructuring expenses related to this program by $0.7 million. This decrease in 2002 resulted from a $1.8 million reduction of previously accrued liabilities as employee severance and other benefit costs were lower than previously expected, offset in part, by a $1.1 million increase in restructuring liabilities for facility lease termination costs. Additional business consolidation and restructuring expenses related to this program for equipment relocation and re-qualification costs of $2.2 million and $1.2 million were expensed as incurred in 2003 and 2002, respectively.

July 2001 Program

As a result of the weakness in the electronics market, the Company initiated cost reduction actions in July 2001. These actions incorporated steps to furlough employees, idle manufacturing facilities and cut non-essential expenditures, by effecting a reduction in the work force of approximately 275 employees primarily in the Reinforcements and Composites business segments. During 2002, the Company reviewed its remaining liability under the program and recognized a change in estimate reducing business consolidation and restructuring expenses by $0.6 million, as employee severance and other benefit costs were lower than previously expected.

December 1998 and September 1999 Programs

As a result of several substantial business acquisitions, the Company initiated business consolidation programs in December 1998 and September 1999. The primary purpose of these programs was to integrate acquired assets into the Company, and to close or restructure insufficiently profitable facilities and activities. In 2002, the Company recognized a change in estimate reducing business consolidation expenses related to these programs by $0.5 million, as actual employee severance was lower than previously expected. In addition, the Company recognized a benefit on the sale of a previously idled Cleveland, Georgia facility of $0.5 million by reversing expenses previously accrued in 1999. Business consolidation expenses for equipment relocation and re-qualification costs, expensed as incurred, were $1.5 million and $1.6 million in 2003 and 2002, respectively. Equipment relocation and re-qualification costs primarily related to the planned closure of the Lancaster, Ohio and Gilbert, Arizona prepreg manufacturing facilities.

The aggregate business consolidation and restructuring activities for the three years ended December 31, 2004, consisted of the following:

(In millions)	Employee Severance	Facility & Equipment	Total
Balance as of January 1, 2002	$ 30.5	$ 2.9	$ 33.4
Business consolidation and restructuring expenses			
Current period expenses	–	2.8	2.8
Reversal of 1999 business consolidation expenses	–	(0.5)	(0.5)
Change in estimated expenses	(2.9)	1.1	(1.8)
Net business consolidation and restructuring expenses	(2.9)	3.4	0.5
Cash expenditures	(20.5)	(3.8)	(24.3)
Currency translation adjustments	0.9	–	0.9
Non-cash items:			
Reversal of 1999 business consolidation expenses	–	0.5	0.5
Non-cash usage, including asset write-downs	–	(0.5)	(0.5)
Total non-cash items	–	–	–
Balance as of December 31, 2002	$ 8.0	$ 2.5	$ 10.5
Business consolidation and restructuring expenses			
Current period expenses	–	3.7	3.7
Change in estimated expenses	0.4	(0.1)	0.3
Net business consolidation and restructuring expenses	0.4	3.6	4.0
Cash expenditures	(4.8)	(4.3)	(9.1)
Non-cash usage, including asset write-downs	–	(0.1)	(0.1)
Currency translation adjustments	0.6	–	0.6
Balance as of December 31, 2003	$ 4.2	$ 1.7	$ 5.9
Business consolidation and restructuring expenses			
Current period expenses	0.9	2.1	3.0
Change in estimated expenses	(0.1)	–	(0.1)
Net business consolidation and restructuring expenses	0.8	2.1	2.9
Cash expenditures	(2.0)	(2.7)	(4.7)
Non-cash usage, including asset write-downs	–	(0.1)	(0.1)
Currency translation adjustments	0.3	–	0.3
Balance as of December 31, 2004	**$ 3.3**	**$ 1.0**	**$ 4.3**

Retirement and Other Postretirement Benefit Plans

Hexcel maintains qualified and nonqualified defined benefit retirement plans covering certain current and former U.S. and European employees and directors, as well as retirement savings plans covering eligible U.S. employees, and participates in a union sponsored multi-employer pension plan covering certain U.S. employees with union affiliations. In addition, Hexcel provides certain postretirement health care and life insurance benefits to eligible U.S. retirees. Benefits under the defined benefit retirement plans are generally based on years of service and employee compensation under either a career average or final pay benefits method. Depending on the plan, postretirement health care and life insurance benefits are available to eligible employees who retire on or after age 58 or 65 after rendering a minimum of 15 years or 25 years of service to Hexcel.

Under the retirement savings plans, eligible U.S. employees can contribute up to 16% of their compensation to an individual 401(k) retirement savings account. Hexcel makes matching contributions equal to 50% of employee contributions, not to exceed 3% of employee compensation. The Company also makes profit sharing contributions when it meets or exceeds certain performance targets, which are set annually.

Effective December 31, 2000, the Company made certain changes to its U.S. retirement benefit plans that were intended to improve the flexibility and visibility of future retirement benefits for employees. These changes included an increase in the amount that the Company contributes to individual 401(k) retirement savings accounts and an offsetting curtailment of the Company's U.S. qualified defined benefit retirement plan ("U.S. Qualified Plan"). Beginning January 1, 2001, the Company started to contribute an additional 2% to 3% of each eligible employee's salary to an individual 401(k) retirement savings account, depending on the employee's age. This increases the maximum contribution to individual employee savings accounts to between 5% and 6% per year, before any profit sharing contributions. Offsetting the estimated incremental cost of this additional benefit, participants in the Company's U.S. Qualified Plan no longer accrued benefits under this plan after December 31, 2000, and no new employees will become participants. However, employees retained all benefits earned under this plan as of that date.

Hexcel accounts for its defined benefit retirement plans and its postretirement benefit plans using actuarial models required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. These actuarial models require the use of certain assumptions, such as the expected long-term rate of return, discount rate, rate of compensation increase, healthcare cost trend rates, and retirement and mortality rates, to determine the net periodic costs of such plans. These assumptions are reviewed and set annually at the beginning of each year. In addition, these models use an "attribution approach" that generally spreads individual events, such as plan amendments and changes in actuarial assumptions, over the service lives of the employees in the plan. That is, employees render service over their service lives on a relatively smooth basis and therefore, the income statement effects of retirement and postretirement benefit plans are earned in, and should follow, the same pattern.

Hexcel uses its actual return experience, future expectations of long-term investment returns, and its actual and targeted asset allocations to develop its expected rate of return assumption used in the net periodic cost calculations of its funded U.S. and European defined benefit retirement plans. Due to the difficulty involved in predicting the market performance of certain assets, there will almost always be a difference in any given year between the Company's expected return on plan assets and the actual return. Following the attribution approach, each year's difference is amortized over a number of future years. Over time, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees. As actual returns experience over the past three years were less than the expected returns for certain of the Company's defined benefit retirement plans, the shortfall between actual and expected returns will be recognized in the net periodic pension cost calculations over a number of subsequent years, along with any other differences arising in future years. In addition, as a result of an annual review of historical returns and recent asset allocations, the Company's expected long-term return on the U.S. defined benefit retirement plan assets for the 2005 plan year will remain at 7.5%.

Hexcel annually sets its discount rate assumption for retirement-related benefits accounting to reflect the rates available on high-quality, fixed-income debt instruments. Recent declines in discount rates have increased the Company's net periodic costs for the three years ended December 31, 2004 and the unfunded status of the Company's funded plans as of December 31, 2004 and 2003. The discount rate assumption used to calculate net periodic retirement related costs for the U.S. plans in 2004 was 5.75% compared to a discount rate of 6.0% used in 2003 and 6.75% used in 2002. The rate of compensation increase, which is another significant assumption used in the actuarial model for pension accounting, is determined by the Company based upon its long-term plans for such increases and assumed inflation. Rates used by the Company have remained relatively constant over the past three years and are expected to remain constant for 2005. For the postretirement health care and life insurance benefits plan, the Company reviews external data and its historical trends for health care costs to determine the health care cost trend rates. Retirement and mortality rates are based primarily on actual plan experience.

Actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic costs and recorded obligations in such future periods. While the Company management believes that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

For more information regarding the Company's retirement and other postretirement benefit plans, see Note 12 to the accompanying consolidated financial statements of this Annual Report.

Medicare Prescription Drug, Improvement and Modernization Act of 2003

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted by U.S. lawmakers. The Act, among other things, introduces a prescription drug benefit under Medicare and a non-taxable federal subsidy paid to sponsors of postretirement benefit plans that provide retirees with a drug benefit at least "actuarially equivalent" to these new benefits under Medicare. In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FAS 106-2"), which provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") to employers that sponsor postretirement health care plans that provide prescription drug benefits. In its guidance as provided by FAS 106-2, the FASB concluded that the favorable impact of the Act on the accumulated benefit obligation and net periodic postretirement benefit cost on or after the date of enactment should be reflected in a company's financial statements. The Company has reviewed the impact of FAS 106-2 on its postretirement benefit plans and has concluded that the enactment of the Act was not a significant event for its plans. As such, the effects of the Act will be incorporated in the valuation to be performed at the Company's next plan valuation date, December 31, 2004.

Significant Customers

Approximately 19.3%, 22.7% and 23.9% of the Company's 2004, 2003 and 2002 net sales, respectively, were to Boeing and its subcontractors. Of the 19.3% of sales to Boeing and its subcontractors in 2004, 13.0% and 6.3% related to commercial aerospace and space and defense market applications, respectively. Approximately 20.7%, 19.6% and 16.3% of the Company's 2004, 2003 and 2002 net sales, respectively, were to EADS, including Airbus, and its subcontractors. Of the 20.7% of sales to EADS and its subcontractors in 2004, 17.5% and 3.2% related to commercial aerospace and space and defense market applications, respectively.

(In millions, except per share data)	**2004**	2003	2002
Commercial:			
Boeing and subcontractors	**$ 139.5**	$ 137.8	$ 145.3
EADS and subcontractors	**187.7**	145.7	120.9
Total	**$ 327.2**	$ 283.5	$ 266.2
Space & Defense:			
Boeing and subcontractors	**$ 67.4**	$ 65.4	$ 57.6
EADS and subcontractors	**34.4**	30.2	17.5
Total	**$ 101.8**	$ 95.6	$ 75.1

Note: Certain prior years' revenues have been reclassified to conform with the 2004 presentation

Financial Condition

Liquidity: As of December 31, 2004, the Company had cash and cash equivalents of $57.2 million and undrawn availability under its senior secured credit facility of $65.3 million. In addition, as of December 31, 2004, Hexcel had 20.0 million Euros of undrawn borrowing capacity available under an accounts receivable factoring facility at its French operating subsidiaries, and various European credit and overdraft facilities, which could be utilized to meet short-term working capital and operating cash requirements.

As of December 31, 2004, the Company's total debt, net of cash, was $374.2 million, a decrease of $67.5 million from $441.7 million as of December 31, 2003. The decrease is a result of the Company's positive cash flow from operating activities, cash of $6.5 million received from the sale of surplus land, and cash of $3.0 million received in dividends from an affiliated company. During 2004, the Company used some of its excess cash on hand to repurchase $44.8 million principal amount of its 9.75% senior subordinated notes, due 2009.

Refinancing: During the first quarter of 2005, the Company has taken a series of actions to refinance substantially all of its long-term debt. The purpose of this refinancing is to reduce interest expense, establish pre-payable senior debt and extend the maturities of the Company's long term debt. The refinancing actions have been:

- On January 27, 2005, the Company entered into an agreement to issue $225.0 million in principal amount of 6.75% senior subordinated notes, due 2015.
- On January 31, 2005, the Company initiated a tender offer and consent solicitation with respect to its 9.875% senior secured notes, due 2008. The completion was subject to various conditions, including the closing of a new senior secured credit facility.
- On February 1, 2005, the Company closed the issuance of $225.0 million in principal amount of 6.75% senior subordinated notes, due 2015. The notes were offered pursuant to Rule 144A under the Securities Act of 1933 with registration rights. The Company announced that $194.9 million of the net proceeds from the offering were remitted to the trustee for Hexcel's 9.75% senior subordinated notes due 2009 for the purpose of redeeming $185.3 million principal amount of such notes (including the related accrued interest and call premium).
- On March 1, 2005, the Company entered into a new $350.0 million senior secured credit facility (the "New Facility"), consisting of a $225.0 million term loan and a $125.0 million revolving loan. The term loan under the New Facility is scheduled to mature on March 1, 2012 and the revolving loan under the New Facility is scheduled to expire on March 1, 2010. The spread over LIBOR payable on advances under the facility is based on leverage. Initially the interest rate on the term loan is LIBOR + 175bps and on the revolving loan the interest rate is initially LIBOR +200bps. The New Facility is secured by a pledge of assets that includes, among other things, the receivables, inventory, property, plant and equipment and intellectual property of Hexcel Corporation and its material U.S. subsidiaries, and 65% of the share capital of Hexcel's Danish subsidiary and first-tier U.K. subsidiary.

Proceeds from a portion of the term loan under the New Facility were used to repurchase all of the outstanding $125.0 million principal amount of Hexcel's 9.875% senior secured notes due 2008 pursuant to the previously announced tender offer and consent solicitation. The total consideration paid for each $1,000 principal amount of notes tendered and accepted for payment in accordance with the terms of the Offer to Purchase and Consent Solicitation Statement dated January 31, 2005 was $1,112.60. In addition, the New Facility replaced the Company's existing $115.0 million five-year secured revolving credit facility. The terminated credit facility was scheduled to expire on March 31, 2008.

- Also on March 1, 2005, the Company announced that it had called for redemption the remaining $100.0 million principal amount of its 9.75% senior subordinated notes, due 2009, and the remaining $19.25 million principal amount of its 7% convertible subordinated debentures, due 2011. The redemption price for the 9.75% Senior Subordinated Notes is 103.9% or $103.9 million plus accrued interest. The redemption price for the 7% convertible subordinated debentures is 100% plus accrued interest. The redemption date for each is March 31, 2005. The redemptions will be financed utilizing cash on hand together with advances under the term loan and revolving loan of its New Facility.

As a result of these actions, by March 31, 2005, the Company will have refinanced all of its long term debt, except for its capital lease obligations, at interest rates substantially lower than those paid for its existing long-term debt.

The premiums to tender for the 9.875% senior secured notes due 2008 and to call the 9.75% senior subordinated notes due 2009 were $25.2 million. Cash transaction costs incurred with the issuance of the new debt and the redemption of existing debt are estimated to be approximately $13.0 million. The Company will record a charge in the first quarter of 2005 related to the premiums paid, the transaction costs associated with the repayment of debt and the unamortized capitalized financing costs and unamortized original issuance discount associated with the debt redeemed. In addition, the Company will cancel its interest rate swaps related to $100.0 million of its 9.75% senior subordinated notes, due 2009, with a payment of their fair value on the settlement date. The fair value as of February 28, 2005 was $2.7 million compared to $1.4 million as of December 31, 2004. This settlement will also be expensed in the first quarter of 2005. (see Note 2 to the accompanying consolidated financial statements in this Annual Report).

Credit Facilities: On March 19, 2003, Hexcel entered into a $115.0 million asset-backed senior secured credit facility ("Senior Secured Credit Facility") with a syndicate of lenders to provide for ongoing working capital and other financing requirements through maturity on March 31, 2008. Borrowers under the Senior Secured Credit Facility include, in addition to Hexcel Corporation, Hexcel's operating subsidiaries in the U.K., Austria and Germany. This credit facility provides for borrowings of U.S. dollars, Pound Sterling and Euro currencies, including the issuance of letters of credit, with the amount available to each borrower dependent on the borrowing base of that borrower and its subsidiaries. For Hexcel Corporation and the U.K. borrower, the borrowing base is determined by an agreed percentage of eligible accounts receivable and eligible inventories, subject to certain reserves. The borrowing base of each of the Austrian and German borrowers is based on an agreed percentage of eligible accounts receivable, subject to certain reserves. In addition, the U.K., Austrian and German borrowers have facility sub-limits of $12.5 million, $7.5 million and $5.0 million, respectively. Borrowings under this credit facility bear interest at a floating rate based on either the agent's defined "prime rate" plus a margin that can vary from 0.75% to 3.25% or LIBOR plus a margin that can vary from 2.25% to 3.25%. The margin in effect for a borrowing at any given time depends on the Company's fixed charge ratio and the currency denomination of such borrowing. The credit facility also provides for the payment of customary fees and expenses.

All obligations under the Senior Secured Credit Facility are secured by a first priority security interest in accounts receivable, inventory and cash and cash equivalents of Hexcel Corporation and its material domestic subsidiaries. In addition, all obligations under the credit facility are secured by a pledge of 65% of the stock of Hexcel's Danish and U.K. first-tier holding companies, and certain intercompany notes. This pledge of foreign stock and intercompany notes is on an equal basis with a substantially identical pledge of such stock given to secure the obligations under the senior secured notes. The obligations of the U.K. borrower are secured by the accounts receivable, inventory, and cash and cash equivalents of the U.K. borrower. The obligations of the Austrian and German borrowers are secured by the accounts receivable of the Austrian and German borrowers, respectively. Hexcel Corporation and its material domestic subsidiaries guarantee all borrowings under the Senior Secured Credit Facility.

Hexcel is required to maintain various financial ratios throughout the term of the Senior Secured Credit Facility. These financial covenants set maximum values for the Company's leverage (the ratios of total and senior debt to EBITDA), fixed charge coverage (the ratio of EBITDA, less capital expenditures and cash taxes, plus cash dividends, to the sum of cash interest and scheduled debt amortization), and capital expenditures (not to exceed specified annual expenditures). This credit facility also contains limitations on, among other things, incurring debt, granting liens, making investments, making restricted payments, including dividends, entering into transactions with affiliates and prepaying subordinated debt. The Senior Secured Credit Facility also contains other customary terms relating to, among other things, representations and warranties, additional covenants and events of default. At December 31, 2004, the Company was in compliance with the financial covenants under the Senior Secured Credit Facility.

As of December 31, 2004, the Company had no outstanding borrowings and had issued letters of credit totaling $21.7 million, of which $11.1 million supported a third-party loan to BHA Aero Composite Parts Co., Ltd. ("BHA Aero"), under the Senior Secured Credit Facility. As a result of the recapitalization and refinancing of BHA Aero in the first quarter of 2005, the $11.1 million standby letter of credit to support BHA Aero terminated on February 15, 2005 and is not required to be reissued (see Notes 7 and 17 to the accompanying consolidated financial statements of this Annual Report). The borrowing base under the credit facility was $86.6 million as of December 31, 2004, providing the Company with undrawn revolver and overdraft revolver availability of $65.3 million, after deduction of advances, letters of credit outstanding and other adjustments. Hexcel is able to issue letters of credit up to a sub-limit of $50.0 million, subject to availability, under this credit facility.

To provide additional liquidity for its French operations, if required, in 2003 Hexcel entered into an accounts receivable factoring facility with a third party to provide an additional 20.0 million Euros in borrowing capacity at its French operating subsidiaries through January 2007. As of December 31, 2004, the Company did not have any outstanding borrowings under this factoring facility. In addition, the Company has available European credit and overdraft facilities, which can be utilized to meet short-term working capital and operating cash requirements. These European credit and overdraft facilities are uncommitted lines and can be terminated at the option of the lender.

Operating Activities: Net cash provided by operating activities was $85.9 million in 2004, or $39.0 million higher than net cash provided by operating activities in 2003. The year-on-year increase in net cash provided by operating activities was primarily due to an improvement in net income and lower business consolidation and restructuring payments. Net working capital decreased slightly in 2004 reflecting the impact of increases in accounts payable and accrued liabilities offset in part by increases in accounts receivable and inventories as a result of higher sales revenues.

Net cash provided by operating activities was $46.9 million in 2003, or $19.0 million lower than net cash provided by operating activities in 2002. During 2003, the Company's working capital requirements remained fairly steady while the Company reported a

$44.0 million reduction in working capital requirements in 2002. The decline in working capital in 2002 reflected the impact of declines in revenues in the aerospace and electronics markets and the impact of positive working capital management. Net loss improved $2.5 million year-over-year to a net loss of $11.1 million. Depreciation expense increased $5.0 million to $52.2 million in 2003, and business consolidation and restructuring expenses increased $3.5 million to $4.0 million in 2003. The Company reduced its cash payments for business consolidation and restructuring costs to $9.1 million in 2003, down from $24.3 million in 2002. Equity in losses of and write-down of an investment in affiliated companies was $1.4 million in 2003, compared to $10.0 million in 2002. Amortization of debt discount and deferred financing costs were $3.5 million in 2003, while deferred income taxes were $4.8 million.

Net cash provided by operating activities was $65.9 million in 2002, reflecting positive working capital management and a reduced net loss, after excluding depreciation of $47.2 million and equity in losses and write-downs of an investment in affiliated companies of $10.0 million. Reductions in accounts receivable and inventory balances generated operating cash flows of $35.6 million and $25.8 million, respectively. The Company was able to generate substantial operating cash flows even after incurring restructuring cash payments of $24.3 million and accounts payable and accrued liabilities decreasing by $15.7 million during the year.

Investing Activities: Net cash used for investing activities was $28.6 million in 2004. Cash used for capital expenditures of $38.1 million was offset in part by proceeds of $6.5 million from the sale of surplus land and dividends from an affiliated company of $3.0 million. With continued focus on productivity improvements and the incremental capacity requirements required by revenue growth, the Company anticipates cash used for capital expenditures to increase to about the level of depreciation expense in 2005. In addition, on February 10, 2005, the Company announced its intention to expand its carbon fiber manufacturing capacity by about 40% at a cash cost of approximately $80.0 million to be incurred over the period 2005 to 2007.

Net cash provided by investing activities was $9.1 million in 2003. Cash used for capital expenditures of $21.6 million was more than offset by the Company's receipt of $23.0 million from the sale of its remaining ownership interest in an affiliated company, $5.7 million from the sale of other assets, and $2.0 million in dividends from affiliated companies.

Net cash used for investing activities was $2.3 million in 2002. Cash used for capital expenditures of $14.9 million was offset, in part, by the Company's receipt of $10.0 million from a partial sale of an ownership interest in an affiliated company, $1.5 million from the sale of other assets, and a $1.6 million dividend from an affiliated company.

Financing Activities: Net cash used for financing activities was $41.6 million in 2004. During 2004, the Company utilized cash provided by operating activities, net of cash used for investing activities, together with $12.8 million of cash from activity under the Company's stock plans to pay down outstanding borrowings under the Senior Secured Credit Facility, repay other long-term debt and capital lease obligations, and to repurchase, at a premium, $44.8 million principal amount of its 9.75% senior subordinated notes, due 2009.

Net cash used for financing activities was $26.9 million in 2003. On March 19, 2003, the Company completed the refinancing of its capital structure through the simultaneous closings of three financing transactions: the sale of mandatorily redeemable convertible preferred stock for $125.0 million in cash; the issuance of $125.0 million aggregate principal amount of 9.875% senior secured notes due 2008, in which the Company received $123.7 million in cash after discount; and the establishment of a $115.0 million senior secured credit facility. The proceeds from the sale of mandatorily redeemable convertible preferred stock were used to provide for the redemption of $46.9 million of the Company's 7% convertible subordinated notes, due 2003, and to reduce senior debt outstanding under the Company's then existing senior credit facility. The remaining advances under the then existing senior credit facility were repaid with proceeds from the issuance of the Company's 9.875% senior secured notes, due 2008, and modest drawings under the new senior secured credit facility. In total, $179.7 million in borrowings under the existing senior credit facility were repaid in the refinancing. In addition, the Company paid $14.1 million of issuance costs related to the refinancing in the first quarter of 2003.

During 2003, the Company utilized excess cash to repurchase long-term debt and retire capital lease obligations of $37.3 million. The Company repurchased $10.0 million principal amount of its 9.75% senior subordinated notes, due 2009, through open market purchases and $1.7 million principal amount of its 7% convertible subordinated notes due 2011, meeting an annual sinking fund requirement. The Company also retired a $25.6 million long-term capital lease obligation. In addition, the Company repaid $1.9 million of other debt, and received $0.3 million under stock incentive plans during 2003. Net borrowings under the senior secured credit facility were $4.0 million at December 31, 2003.

Net cash used for financing activities was $67.3 million in 2002, as the Company used excess cash to repay a portion of its then existing credit facility, long-term debt and capital lease obligations.

Financial Obligations and Commitments: As of December 31, 2004, current maturities of notes payable and capital lease obligations were $1.0 million. With the benefit of the Company's refinancing in March of 2003, the Company's next significant scheduled debt maturity will not occur until 2008, with annual debt and capital leases maturities of approximately $2.0 million prior to 2008. Debt obligations maturing in 2005 include $0.7 million of drawings under certain European credit and overdraft facilities and $0.3 million due under certain capital lease obligations. The European credit and overdraft facilities provided to certain of the Company's European subsidiaries by lenders outside of the Senior Secured Credit Facility are primarily uncommitted facilities that are terminable at the discretion of the lenders. The Company has entered into several capital leases for buildings and warehouses with expirations through 2012. In addition, certain sales and administrative offices, data processing equipment and manufacturing facilities are leased under operating leases.

On March 19, 2003, as part of its refinancing, the Company entered into the Senior Secured Credit Facility. There were no borrowings under the facility as of December 31, 2004. In addition, letters of credit totaling $21.7 million, of which $11.1 million supported a third-party loan to BHA Aero, were issued under the Senior Secured Credit Facility. As of December 31, 2004, the borrowing base under the credit facility was $86.6 million, providing the Company with undrawn revolver and overdraft revolver availability of $65.3 million, after deduction of advances, letters of credit outstanding and other adjustments. Hexcel is able to issue letters of credit up to a sub-limit of $50.0 million, subject to availability, under this credit facility. Borrowings under the Senior Credit Facility mature on March 31, 2008.

The 7% convertible subordinated debentures, due 2011, require annual mandatory redemptions of $1.8 million through a sinking fund, with the principal balance due at maturity. The Company satisfied the 2005 annual sinking fund requirement in 2004. The next sinking fund payment is required prior to August 1, 2006. The outstanding principal of $125.0 million under the 9.875% senior secured notes and the outstanding $285.3 million principal amount under the 9.75% senior subordinated notes mature on October 1, 2008 and January 15, 2009, respectively.

Total letters of credit issued and outstanding were $24.3 million as of December 31, 2004, of which $11.1 million was issued in support of a third-party loan to the BHA Aero. Approximately $21.7 million of these letters of credit were issued under the Senior Secured Credit Facility, with the remaining $2.6 million issued separately from this credit facility. In connection with the refinancing of BHA Aero's bank debt, Hexcel's $11.1 million standby letter of credit was terminated on February 15, 2005 and will not be reissued. While the letters of credit issued on behalf of the Company will expire under their terms in 2005, with the exception of the BHA Aero letter of credit, most, if not all, will be re-issued.

On March 19, 2003, Hexcel issued 125,000 shares of a series A convertible preferred stock and 125,000 shares of a series B convertible preferred stock, which are mandatorily redeemable on January 22, 2010 generally for cash or for common stock at the Company's discretion, unless the holder elects to take a lesser amount in cash, and under certain circumstances must be redeemed for cash. Commencing on March 19, 2006, holders of the series A convertible preferred stock will be entitled to receive dividends at an annual rate of 6% of the "accrued value." Accrued value is calculated as an amount equal to the sum of $1,195.618 per share and the aggregate of all accrued but unpaid dividends. Dividends are payable quarterly and may be paid in cash or added to the accrued value of the preferred stock, at the Company's option. The series B preferred stock does not accrue dividends.

In December 2004, certain shareholders of the Company completed a secondary offering of 24,149,998 shares of Hexcel's common stock and in connection with such offering a portion of the Company's mandatorily redeemable convertible preferred stock was converted into common stock. Common shares offered included 11,100,086 shares offered by affiliates of the Goldman Sachs Group, Inc., and 13,049,912 shares offered equally by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. The shares offered by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC were obtained upon the conversion of 23,916 shares of series A and 77,875 shares of series B mandatorily redeemable convertible preferred stock (see Notes 10 and 14 to the accompanying consolidated financial statements of this Annual Report).

The following table summarizes the scheduled maturities as of December 31, 2004 of financial obligations and expiration dates of commitments for the years ended 2005 through 2009 and thereafter.

(In millions)	2005	2006	2007	2008	2009	Thereafter	**Total**
Senior Secured Credit Facility	$ –	$ –	$ –	$ –	$	$ –	**$ -**
European credit and overdraft facilities	0.7	–	–	–	–	–	**0.7**
9.875% senior secured notes (a)	–	–	–	125.0	–	–	**125.0**
9.75% senior subordinated notes (b)	–	–	–	–	285.3	–	**285.3**
7.0% convertible subordinated debentures	–	1.8	1.8	1.8	1.8	12.0	**19.2**
Capital leases	0.3	0.3	0.3	0.4	0.4	2.4	**4.1**
Subtotal	1.0	2.1	2.1	127.2	287.5	14.4	**434.3**
Operating leases	5.9	4.8	3.2	2.3	1.9	6.5	**24.6**
Total financial obligations (c)	$ 6.9	$ 6.9	$ 5.3	$129.5	$289.4	$ 20.9	**$458.9**
Letters of credit (c)	$ 24.3	$ –	$ –	$ –	$ –	$ –	**$ 24.3**
Interest payments (c)	41.5	41.5	41.5	35.3	15.3	2.0	**177.1**
Benefit plan contributions	5.8	–	–	–	–	–	**5.8**
Total commitments	$ 71.6	$ 41.5	$ 41.5	$ 35.3	$ 15.3	$ 2.0	**$ 207.2**

(a) At December 31, 2004, the unamortized discount on the $125.0 million of 9.875% senior secured notes issued March 19, 2003 was $0.9 million.
(b) At December 31, 2004, the unamortized discount on the additional $100.0 million of 9.75% senior subordinated notes, issued June 29, 2001, was $0.6 million. In addition, the notes were reduced by the fair value basis adjustment of $1.4 million attributable to certain interest rate swap agreements.
(c) Due to the refinancing in the first quarter of 2005 of certain of the Company's debt, scheduled maturities have subsequently changed. See Notes 2 and 8 to the accompanying consolidated financial statements of this Annual Report for further discussion on the refinancing transactions.

The Company's ability to make scheduled payments of principal, or to pay interest on, or to refinance its indebtedness, including its public notes, or to fund planned capital expenditures, will depend on its future performance and conditions in the financial markets. The Company's future performance is subject to economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. The Company has significant leverage and there can be no assurance that the Company will generate sufficient cash flow from its operations, or that sufficient future borrowings will be available under its Senior Secured Credit Facility, to enable the Company to service its indebtedness, including its public notes, or to fund its other liquidity needs. The Company may from time to time seek to retire its outstanding public debt through open market purchases, privately negotiated transactions or otherwise. Whether the Company makes any such repurchases, and the terms of any such repurchases, will depend on prevailing market conditions, the Company's liquidity position, contractual restrictions and other factors.

For further information regarding the Company's financial obligations and commitments, see Notes 2, 8, 9, 10 and 17 to the accompanying consolidated financial statements of this Annual Report.

Critical Accounting Policies

The consolidated financial statements of Hexcel are prepared based upon the selection and application of accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions about future events that affect amounts reported in the Company's financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be significant to the financial statements. The accounting policies below are those management believes are the most critical to the preparation of the Company's financial statements and require the most difficult, subjective and complex judgments. The Company's other accounting policies are described in the accompanying notes to the consolidated financial statements of this Annual Report.

Accounts Receivable:

Hexcel ensures that accounts receivable balances are reported at net realizable value by establishing an appropriate allowance for doubtful accounts. The allowance for doubtful accounts is based upon, among other factors, a review of the credit-worthiness of its customers, the historical loss experience of the Company, and the economic environment within which the Company operates, and requires a considerable amount of judgment. Hexcel estimates its allowance for doubtful accounts based upon two sets of criteria: a review of specifically identified individual customer accounts that are evaluated for collectibility, and an overall evaluation of the collectibility of the Company's total accounts receivable.

Individual specific customer accounts are reviewed for collectibility when, based upon current information and events, there exists a potential write-off of all, or a portion, of a customer's outstanding receivable balance. Factors considered in assessing collectibility include a customer's extended payment delinquency, an assessment of a customer's credit-worthiness and a consideration of a customer's request for restructuring, or its filing for protection under the bankruptcy code. An allowance for doubtful accounts is established based upon the Company's assessment of the uncollectible portion of the accounts receivable balance.

In addition, an overall evaluation of the collectibility of the Company's total accounts receivable balance is performed by giving consideration to such factors as past collection experience, available credit insurance, customer and industry trends, economic and market conditions, the financial condition of customers (i.e. bankruptcy, liens, increases in days sales outstanding), and current overall aging trends when compared to the previous years' aging of accounts receivable. Based upon this evaluation, an additional allowance for doubtful accounts may be established.

Hexcel's total allowance for doubtful accounts at December 31, 2004 and 2003 was $6.5 million and $4.2 million, respectively, representing 4.1% and 3.2% of gross accounts receivable at December 31, 2004 and 2003, respectively. The increase in the allowance for doubtful accounts at December 31, 2004 is the result of the recording in the third quarter of 2004 a $2.3 million allowance against the accounts receivable of a ballistic customer that filed for protection under Chapter 11 of the U.S. bankruptcy code.

Although Hexcel cannot predict when, or if, a customer's account will become uncollectible, or when an overall evaluation of the total accounts receivable balance will result in a change in the allowance for doubtful accounts, for illustration purposes, the Company has calculated the impact on the allowance for doubtful accounts and the consolidated statements of operations of a 1 percentage point change +/- calculated as a percentage of the gross accounts receivable balance, as follows;

(in millions)	**2004**		2003	
Gross accounts receivable	**$ 160.0**	**$ 160.0**	$ 130.4	$ 130.4
Percentage change	**(1%)**	**1%**	(1%)	1%
Impact on statements of operations	**$ (1.6)**	**$ 1.6**	$ (1.3)	1.3

Inventories:

Hexcel ensures that inventories are reported at the lower of cost or market by establishing appropriate reserves for excess, obsolete and unmarketable inventories and, if appropriate, reducing inventories to current estimated market values. Cost is determined using the standard cost method for our Composites and Reinforcements business segments and the weighted average cost method for the Company's Structures business segment. Cost of inventories includes the cost of raw material, purchased parts, labor and production overhead cost. Hexcel regularly reviews inventory quantities on hand and records a reserve for excess and obsolete inventories based primarily on age of inventory, historical usage and our estimated forecast of product demand and production requirements. The Company's estimates of future product demand may prove to be inaccurate, in which case the Company may have understated or overstated the provision required for excess and obsolete inventories. When the Company has determined that its current inventory levels exceed future demand, inventories are adjusted by increasing reserve balances and recording a charge to cost of goods sold at the time of such determination thus reducing inventories to estimated net realizable value. In instances where it is determined that current inventory levels are deemed to be lower than estimated future demand, no adjustment is required.

Hexcel's inventory reserves at December 31, 2004 and 2003 were $21.0 million and $20.7 million, respectively, representing 12.7% and 14.7% of gross inventories at December 31, 2004 and 2003, respectively.

Product Warranties:

Hexcel provides for an estimated amount of potential liability related to product warranty at the time revenue is recognized. The amount of the warranty liability accrued reflects the Company's estimate of the expected future costs of warranty claims. The estimate for warranty obligations is applicable to all three of the Company's segments, and is estimated on the basis of two components: a review of specifically identified potential warranty claims, and an overall evaluation of potential product warranty liability. The warranty reserve established is reviewed periodically, and at least quarterly, for adequacy and appropriateness of amount.

Individual specific warranty claims are reviewed for possible accrual when, based upon current information and events, a potential individual warranty matter has been identified. In those instances when judgment would indicate that an accrual is appropriate, and when the estimated financial impact is deemed to be significant, a product warranty claim liability will be established. Specific accruals are supported by written documentation from the Company's sales and marketing organization that would include the nature of the issue, the expected resolution date and estimated amount or range of liability. The Company would accrue for the estimated warranty claim at an amount no less than the minimum estimated potential liability and no more that the potential maximum estimated amount. The accrual amount may change only with documentation of a specific change in the estimated impact amount or range of potential liability.

In addition, an overall evaluation of the adequacy of the accrual for product warranty liability is performed to address warranty claims that are in process, or expected to be processed. The adequacy of the accrual is estimated after giving consideration to the dollar amount of open warranty claims in process, the expected cost of rework versus replacement, and historical expense levels for non-significant claims versus sales levels.

While Hexcel engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component and material suppliers, Hexcel's product warranty obligations are affected by product failure rates and material usage. Should actual product failure rates and material usage differ from the Company's estimates, revisions to the estimated product warranty costs would be required.

Hexcel's accrual for product warranties at December 31, 2004 and 2003 was $5.1 million and $5.0 million, respectively, representing 0.5% and 0.6% of net sales for the years ended December 31, 2004 and 2003, respectively.

Although Hexcel cannot predict when or if a product warranty claim will occur, for illustration purposes, we have calculated the impact on the accrual for product warranties and the consolidated statements of operations of a .15 percentage point change +/-. The percentage used is based on Hexcel's average historical percentage used in calculating its accrual for product warranties over the last three years, as follows:

(in millions)	**2004**		2003	
Net sales	**$1,074.5**	**$1,074.5**	$ 896.9	$ 896.9
Percentage change	**(0.15%)**	**0.15%**	(0.15%)	0.15%
Impact on statements of operations	**$ (1.6)**	**$ 1.6**	$ (1.3)	$ 1.3

Deferred Tax Assets:

As of December 31, 2004, Hexcel had $2.7 million in net deferred tax assets consisting of recognized deferred tax assets of $154.7 million offset by deferred tax liabilities of $18.1 million and a valuation allowance of $133.9 million. The deferred tax asset balance at December 31, 2004 is net of valuation allowances established on substantially all of the Company's U.S. and Belgian deferred tax assets.

The determination of the required valuation allowance and the amount, if any, of deferred tax assets to be recognized involves significant estimates regarding the timing and amount of reversal of taxable temporary differences, future taxable income and the implementation of tax planning strategies. In particular, Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," requires Hexcel to weigh both positive and negative evidence in determining whether a valuation allowance is required. Positive evidence would include, for example, a strong earnings history, an event that will reduce the Company's taxable income through a continuing reduction in expenses, and tax planning strategies indicating an ability to realize deferred tax assets. Negative evidence would include, for example, a history of operating losses and losses expected in early future years. Based upon available evidence, the Company has determined that the valuation allowances related to the U.S. and Belgian deferred tax assets should continue to be maintained until such time as significant positive evidence exists and outweighs the negative evidence in regards to whether or not a valuation allowance is required.

The determination that valuation allowances related to the U.S. and Belgian deferred tax assets should continue to be maintained is based primarily on the Company's history of U.S. and Belgian losses for book and tax purposes. Although the Company achieved U.S. pre-tax book income in 2004, Hexcel continues to be in a three-year cumulative loss position in the U.S. before consideration of the impact of foreign dividend repatriation, and the Company anticipates that it will continue to be in a U.S. loss position during the first quarter of 2005 as a result of expenses to be incurred in connection with the Company's redemption of its outstanding publicly traded debt. Hexcel will continue to analyze its current and future profitability in the U.S. and Belgium and the probability of the realization of its deferred tax assets in future periods. As a result of the Company's 2005 refinancing of long-term debt (see Note 2 to the accompanying consolidated financial statements in this Annual Report), U.S. interest expense will decline and U.S. pre-tax income will increase in 2005 and in future periods. During 2005, the Company will evaluate the impact of the increase in U.S. pre-tax income on the realization of the U.S. deferred tax asset and as a result, the Company may reverse a portion of its valuation allowance.

Long-Lived Assets and Goodwill:

Hexcel has significant long-lived assets. Hexcel reviews these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of possible impairment is based upon the Company's ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires estimates of these cash flows and fair value. The calculation of fair value may be determined based either on discounted cash flows or third party appraised values depending on the nature of the asset. In determining fair value a considerable amount of judgment is required in determining discount rates, market premiums, financial forecasts, and asset lives. In 2004, no long-lived assets were impaired.

In addition, Hexcel reviews goodwill for impairment at the reporting unit level at least annually, and whenever events or changes in circumstances indicate that goodwill might be impaired. A reporting unit is the lowest level of an entity that is a business and can be distinguished from other activities, operations, and assets of the entity. If, during the annual impairment review, the book value of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied value. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit. The calculation of fair value is determined based either on discounted cash flows or third party appraised values. In determining fair value a considerable amount of judgment is required in determining discount rates, market premiums, and financial forecasts. During the fourth quarter of 2004, Hexcel updated valuations for all reporting units with goodwill using either third party appraisals, or discounted cash flow analyses, based upon estimated forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result of these valuations, the Company determined that goodwill was not impaired.

Commitments and Contingencies:

Hexcel is involved in litigation, investigations and claims arising out of the normal conduct of its business, including those relating to commercial transactions, environmental, health and safety matters. The Company estimates and accrues its liabilities resulting from such matters based upon a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs. The Company believes it has adequately accrued for these potential liabilities; however, facts and circumstances may change, such as new developments, or a change in approach, including a change in settlement strategy or in an environmental remediation plan, that could cause the actual liability to exceed the estimates, or may require adjustments to the recorded liability balances in the future.

Hexcel's aggregate environmental related accruals at December 31, 2004 and 2003 were $4.1 million and $4.0 million, respectively. As of December 31, 2004 and December 31, 2003, $1.0 million and $1.3 million, respectively, were included in accrued liabilities, with the remainder included in other non-current liabilities. As related to certain of its environmental matters, the Company's accrual was estimated at the low end of a range of possible outcomes since there was no better point within the range. If the Company had accrued for these matters at the high end of the range of possible outcomes, the Company's accrual would have been $1.6 million and $1.3 million higher at December 31, 2004 and December 31, 2003, respectively. These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of the Company being named in a new matter.

Environmental remediation spending charged directly to the Company's reserve balance for 2004, 2003 and 2002, was $1.0 million, $2.4 million and $1.4 million, respectively. In addition, the Company's operating costs relating to environmental compliance were $6.0 million, $4.9 million and $4.4 million, for 2004, 2003 and 2002, respectively, and were charged directly to expense. Capital expenditures for environmental matters approximated $1.1 million, $0.7 million and $0.9 million for 2004, 2003 and 2002, respectively. The Company expects the level of spending on remediation, environmental compliance and capital spending in 2005 to approximate spending levels in prior years.

Market Risks

As a result of its global operating and financing activities, Hexcel is exposed to various market risks that may affect its consolidated results of operations and financial position. These market risks include, but are not limited to, fluctuations in interest rates, which impact the amount of interest the Company must pay on certain debt instruments, and fluctuations in currency exchange rates, which impact the U.S. dollar value of transactions, assets and liabilities denominated in foreign currencies. The Company's primary currency exposures are in Europe, where the Company has significant business activities. To a lesser extent, the Company is also exposed to fluctuations in the prices of certain commodities, such as electricity, natural gas, aluminum and certain chemicals.

Hexcel attempts to net individual exposures, when feasible, taking advantage of natural offsets. In addition, the Company employs interest rate swap agreements and foreign currency forward exchange contracts for the purpose of hedging certain specifically identified interest rates and net currency exposures. The use of these financial instruments is intended to mitigate some of the risks associated with fluctuations in interest rates and currency exchange rates, but does not eliminate such risks. The Company does not use financial instruments for trading or speculative purposes.

Interest Rate Risks

Hexcel's long-term debt bears interest at both fixed and variable rates. In addition, and because of the relatively high percentage of debt that is at a fixed rate, the Company has entered into interest rate swap agreements. These interest rate swap agreements have increased the percentage of total debt that is exposed to changes in market interest rates. Assuming a 10% favorable and a 10% unfavorable change in the underlying weighted average interest rates of the Company's variable rate debt and swap agreements, interest expense for 2004 of $47.7 million would have been $47.5 million and $47.9 million, respectively.

Interest Rate Swap Agreements

In the fourth quarter of 2003, the Company entered into interest rate swap agreements for an aggregate notional amount of $100.0 million. The interest rate swap agreements effectively convert the fixed interest rate of 9.75% on $100.0 million of the Company's senior subordinated notes, due 2009, into variable interest rates. The variable interest rates payable by the Company in connection with the swap agreements range from LIBOR + 6.12% to LIBOR + 6.16%, and are reset semiannually on January 15 and July 15 of each year the swap agreements are in effect. Interest payment dates under the swap agreements of January 15 and July 15 match the interest payment dates set by the senior subordinated notes. The interest rate swap agreements mature on January 15, 2009, the maturity date of the senior subordinated notes. The swap agreements are cancelable at the option of the fixed rate payer under terms that mirror the call provisions of the senior subordinated notes due 2009. The aggregate fair value and carrying amount of these swap agreements was a reduction of $1.4 million and $0.5 million in notes payable as of December 31, 2004 and 2003, respectively. For 2004 and 2003, hedge ineffectiveness was immaterial. A net gain of $2.0 million and $0.5 million was recognized as a reduction in "interest expense" for 2004 and 2003, respectively.

Cross-Currency Interest Rate Swap Agreement

In 2003, the Company entered into a cross-currency interest rate swap agreement, which effectively exchanges a loan of 12.5 million Euros at a fixed rate of 7% for a loan with a notional amount of $13.5 million at a fixed rate of 6.02% over the term of the agreement expiring December 1, 2007. The Company entered into this agreement to effectively hedge interest and principal payments relating to an intercompany loan denominated in Euros. The fair value and carrying amount of this swap agreement was a liability of $3.6 million and $2.5 million at December 31, 2004 and 2003, respectively. During 2004 and 2003, hedge ineffectiveness was immaterial. A net loss of $0.5 million for the years ended December 31, 2004 and 2003, respectively, was recognized as a component of "comprehensive income (loss)". Over the next twelve months, no material unrealized losses recorded in "accumulated other comprehensive loss" relating to this agreement are expected to be reclassified into earnings.

Foreign Currency Exchange Risks

Hexcel has significant business activities in Europe. The Company operates seven manufacturing facilities in Europe, which generated approximately 45% of its 2004 consolidated net sales. The Company's European business activities primarily involve three major currencies – the U.S. dollar, the British pound, and the Euro. The Company also conducts business or has joint venture investments in Japan, China, Malaysia, and Australia, and sells products to customers throughout the world.

In 2004, Hexcel's European subsidiaries had third party sales of $485.9 million of which approximately 36% were denominated in U.S. dollars, 55% were denominated in Euros and 9% were denominated in British pounds. While the Company seeks to reduce the exposure of its European subsidiaries to their sales in non-functional currencies through the purchase of raw materials in the same currency as that of the product sale, before the benefit of foreign currency hedging, the net contribution of these sales to cover the costs of the subsidiary in its functional currency will vary with changes in foreign exchange rates, and as a result, their percentage margins and profitability. For revenues denominated in the functional currency of the subsidiary, changes in foreign currency exchange rates increase or decrease the value of these revenues in U.S. dollars but do not affect the profitability of the subsidiary in its functional currency. The value of the Company's investments in these countries could be impacted by changes in currency exchange rates over time, as could the Company's ability to profitably compete in international markets.

Hexcel attempts to net individual functional currency positions of its various European subsidiaries, to take advantage of natural offsets and reduce the need to employ foreign currency forward exchange contracts. Hexcel attempts to hedge some, but not necessarily all, of the net exposures of its European subsidiaries resulting from sales they make in non-functional currencies. The benefit of such hedges varies with time and the foreign exchange rates at which the hedges are set. For example, as the Euro has strengthened against the U.S. dollar, the benefit of new hedges placed is much less than the value of hedges they replace that were entered into when the U.S. dollar was stronger. The Company seeks to place additional foreign currency hedges when the dollar strengthens against the Euro or British pound. The Company does not seek to hedge the value of its European subsidiaries' functional currency sales and profitability in U.S. dollars. The Company also enters into short-term foreign currency forward exchange contracts, usually with a term of ninety days or less, to hedge net currency exposures resulting from specifically identified transactions. Consistent with the nature of the economic hedge provided by such contracts, any unrealized gain or loss would be offset by corresponding decreases or increases, respectively, of the underlying transaction being hedged.

Hexcel has performed a sensitivity analysis as of December 31, 2004 using a modeling technique that measures the changes in the fair values arising from a hypothetical 10% adverse movement in the levels of foreign currency exchange rates relative to the U.S. dollar with all other variables held constant. The analysis covers all of the Company's foreign currency hedge contracts offset by the underlying exposures. The foreign currency exchange rates used were based on market rates as of December 31, 2004. The sensitivity analysis indicated that a hypothetical 10% adverse movement in foreign currency exchange rates would result in a loss in fair values of $2.7 million.

Foreign Currency Forward Exchange Contracts

A number of the Company's European subsidiaries are exposed to the impact of exchange rate volatility between the U.S. dollar and the subsidiaries' functional currencies, being either the Euro or the British Pound Sterling. To minimize this exposure, Hexcel has entered into a number of foreign currency forward exchange contracts to exchange U.S. dollars for Euros or British Pound Sterling at fixed rates on specified dates through December 2005. During the fourth quarter of 2004, Hexcel entered into contracts to exchange U.S. dollars for Euros through December 2005. The aggregate notional amount of outstanding contracts was $18.2 million and $62.9 million at December 31, 2004 and 2003, respectively. The purpose of these contracts is to hedge a portion of the forecasted transactions of European subsidiaries under long-term sales contracts with certain customers. These contracts are expected to provide the Company with a more balanced matching of future cash receipts and expenditures by currency, thereby reducing the Company's exposure to fluctuations in currency exchange rates. For the three years ended December 31, 2004, hedge ineffectiveness was immaterial.

The activity in "accumulated other comprehensive income (loss)" related to foreign currency forward exchange contracts for the years ended December 31, 2004, 2003 and 2002 was as follows:

(in millions)	**2004**	2003	2002
Unrealized gains at beginning of period	**$ 6.4**	$ 2.3	$ (4.0)
Gains reclassified to net sales	**(6.7)**	(1.9)	0.1
Increase (decrease) in fair value	**1.6**	6.0	6.2
Unrealized gains at end of period	**$ 1.3**	$ 6.4	$ 2.3

Unrealized gains of $1.3 million recorded in "accumulated other comprehensive income," net of tax, as of December 31, 2004 are expected to be reclassified into earnings over the next twelve months as the hedged sales are recorded. With the change in the value and amount of hedges in place between December 31, 2003 and December 31, 2004, the benefit derived from hedging will be lower in 2005 than it was in 2004.

Foreign Currency Options

Consistent with its strategy to create cash flow hedges of foreign currency exposures, the Company purchased foreign currency options to exchange U.S. dollars for British Pound Sterling during 2004. The nominal amount of the options is $10.0 million.

Utility Price Risks

The Company has exposure to utility price risks as a result of volatility in the cost and supply of energy and in natural gas. To minimize the risk, the Company enters into fixed price contracts at certain of its manufacturing locations for a portion of its energy usage for periods of up to three years. Although these contracts would reduce the risk to the Company during the contract period, future volatility in the supply and pricing of energy and natural gas could have an impact on the consolidated results of operations of the Company.

Other Risks

As of December 31, 2004, the aggregate fair values of the Company's senior secured notes, due 2008; senior subordinated notes, due 2009; and convertible subordinated debentures, due 2011, were approximately $139.7 million, $297.7 million and $18.3 million, respectively. The convertible subordinated debentures are convertible into Hexcel common stock at a price of $30.72 per share. Fair values were estimated on the basis of quoted market prices, although trading in these debt securities is limited and may not reflect fair value. The fair values are subject to fluctuations based on the Company's performance, its credit rating, and changes in interest rates for debt securities with similar terms. Due to the conversion feature in the convertible subordinated debentures, changes in the value of the Company's stock may affect the fair value of these convertible securities.

Assuming that all other factors remain constant, the fair values of Hexcel's convertible subordinated debentures, due 2011, would not be significantly impacted by a 10% change, either favorable or unfavorable, in the market price of the Company's common stock.

Although fair value may be a proxy for the cost to repay the Company's indebtedness, the trust indentures for the Company's senior secured notes, due 2008; senior subordinated notes, due 2009; and convertible subordinated debentures, due 2011 require that the Company repay the principal value of the indebtedness at maturity.

Recently Issued Accounting Standards

In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FAS 106-2"), which provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") to employers that sponsor postretirement health care plans that provide prescription drug benefits. In its guidance as provided by FAS 106-2, the FASB concluded that the favorable impact of the Act on the accumulated benefit obligation and net periodic postretirement benefit cost on or after the date of enactment should be reflected in a company's financial statements. However, until such time as an enterprise is able to determine whether the benefits provided by its plan are actuarially equivalent, FAS 106-2 requires that the enterprise disclose:

(a) The existence of the Act; and
(b) The fact that measures of the accumulated benefit obligation or net periodic postretirement benefit cost as recorded in its financial statements do not reflect any amount associated with the Act because the employer has yet to make such a determination.

In addition, FAS 106-2 requires that in the first period in which an enterprise includes the effect of the Act in measuring its accumulated benefit obligation and net periodic postretirement benefit cost, it shall disclose:
(a) The impact of the Act on the accumulated benefit obligation related to benefits attributed to past services;
(b) The effect of the Act on the measurement of net periodic postretirement benefit costs for the current period; and
(c) Any other disclosures required by FASB Statement No. 132 (revised) that requires "an explanation of any significant change in the accumulated benefit obligation or plan assets not otherwise apparent in the other disclosures required by this statement."

The Company has reviewed the impact of FAS 106-2 on its postretirement benefit plans and has concluded that the enactment of the Act was not a significant event for its plans. As such, the effects of the Act will be incorporated in the valuation to be performed at the Company's next plan valuation date, December 31, 2004.

In September 2004, the Emerging Issues Task Force issued EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-8"). EITF 04-8 provides guidance on the number of shares to be included in diluted earnings per share computations as related to convertible debt and preferred stock issuances. The new guidance may, in certain instances, increase the number of shares outstanding in diluted earnings per share computations, thereby lowering reported earnings per share. The provisions of ETIF 04-8 are effective for December 31, 2004 year-end reporting. Consistent with previous changes to earnings per share guidance, the changes described in ETIF 04-8 shall be applied retrospectively in all prior periods presented. The Company has evaluated the guidance provided in ETIF 04-8 and included its impact in computing diluted earnings per share. ETIF 04-8 did not have a significant impact on the Company's earnings per share computations.

On December 16, 2004, the FASB issued revised Statement of Financial Accounting Standards No. 123, "Share-Based Payment," ("FAS 123R"). FAS 123R requires that companies expense the value of employee stock options and similar awards. Under FAS 123R, share-based payment awards result in a cost that will be measured at fair value on the awards' grant date. When measuring fair value, companies can choose an option-pricing model (i.e., binomial models, other lattice models, or Black-Scholes) that appropriately reflects their specific circumstances and economics.

Companies are permitted to select from three alternative transition methods – each having different reporting implications, as follows:

1. The modified prospective method – Under this method, a company generally would not record any additional compensation expense for outstanding awards that are fully vested on the effective date of FAS 123R. For outstanding awards on the effective date that are unvested, compensation expense would be recorded over the remaining vesting period, using the measurements made and included in the company's pro forma footnote disclosures. For all new awards granted or modified after the effective date, a company would be required to use FAS 123R's measurement model, expense recognition, and settlement provisions.

2 Variation of modified prospective method – This method is a variation of the modified prospective method in that it allows companies to restate earlier interim periods in the year FAS 123R is adopted using the applicable FAS 123 pro forma measurements and amounts. Under this method, a calendar year company that adopts FAS 123R on the effective date (July 1, 2005) would restate the first and second quarters of 2005 using its prior FAS 123 pro forma measurements and amounts. Third and fourth quarter expense would be recorded under the modified prospective method.

3. The modified retrospective method – Under this method, a company would apply the modified prospective method but also restate their prior financial statements beginning December 15, 1994 to include the amounts that were previously recognized in their pro forma disclosures under the original provisions of FAS 123.

The effective date of FAS 123R is interim and annual periods beginning after June 15, 2005 (July 1, 2005 for Hexcel) and applies to all outstanding and unvested share-based awards at the company's adoption date. Early adoption of this statement is encouraged.

In connection with the Company's adoption of FAS 123R, Hexcel has retained a third party consultant to assist in the development of a measurement model for the Company's share-based compensation. The consultant has begun its accumulation of data, and is in the early design stages of assisting the Company in the development of the model. In addition, management is evaluating its options related to its method and timing of adoption.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Tax Act"), which raises a number of matters with respect to accounting for income taxes. The Tax Act includes several provisions that could result in tax benefits to the Company beginning in fiscal 2005, including a newly created tax deduction for certain domestic manufacturing activities and provisions which impact the deductibility of certain deferred compensation arrangements. Management is presently reviewing the provisions of the Tax Act and assessing the impact on the Company's 2005 tax provision computations.

Forward-Looking Statements and Risk Factors

This Annual Report includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to future prospects, developments and business strategies. These forward looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," and similar terms and phrases, including references to assumptions. Such statements are based on current expectations, are inherently uncertain, and are subject to changing assumptions.

Such forward-looking statements include, but are not limited to: (a) estimates of commercial aircraft production and delivery rates, including those of Airbus and Boeing; (b) expectations of composite content on new commercial aircraft programs; (c) expectations regarding the growth in the production of military aircraft, helicopters and launch vehicle programs in 2005 and beyond and the trend in funding for military aircraft programs; (d) expectations regarding future business trends in the electronics fabrics industry; (e) expectations regarding the demand for soft body armor made of aramid and specialty fabrics; (f) expectations regarding growth in sales of composite materials for wind energy, recreation and other industrial applications; (g) estimates of changes in net sales by market compared to 2004; expectations as to the availability of carbon and aramid fibers; (h) expectations regarding the Company's equity in the earnings (losses) of joint ventures, as well as joint venture investments and loan guarantees; (i) expectations regarding working capital trends and capital expenditures; (j) the availability and sufficiency under the Company's senior credit facilities and other financial resources to fund the Company's worldwide operations in 2005 and beyond; and (k) the impact of various market risks, including fluctuations in the interest rates underlying the Company's variable-rate debt, fluctuations in currency exchange rates, fluctuations in commodity prices, and fluctuations in the market price of the Company's common stock.

Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different. Such factors include, but are not limited to, the following: changes in general economic and business conditions; changes in current pricing and cost levels; changes in political, social and economic conditions and local regulations, particularly in Asia and Europe; foreign currency fluctuations; changes in aerospace delivery rates; reductions in sales to any significant customers, particularly Airbus or Boeing; changes in sales mix; changes in government defense procurement budgets; changes in military aerospace programs technology; industry capacity; competition; disruptions of established supply channels; manufacturing capacity constraints; and the availability, terms and deployment of capital.

If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected, estimated or projected. In addition to other factors that affect Hexcel's operating results and financial position, neither past financial performance nor the Company's expectations should be considered reliable indicators of future performance. Investors should not use historical trends to anticipate results or trends in future periods. Further, the Company's stock price is subject to volatility. Any of the factors discussed above could have an adverse impact on the Company's stock price. In addition, failure of sales or income in any quarter to meet the investment community's expectations, as well as broader market trends, can have an adverse impact on the Company's stock price. The Company does not undertake an obligation to update its forward-looking statements or risk factors to reflect future events or circumstances.

Hexcel Corporation and Subsidiaries
Consolidated Balance Sheets

As of December 31,

(In millions, except per share data)	2004	2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 57.2**	$ 41.7
Accounts receivable, net	**153.5**	126.2
Inventories, net	**144.2**	120.5
Prepaid expenses and other current assets	**18.4**	16.2
Total current assets	**373.3**	304.6
Net property, plant and equipment	**286.6**	293.9
Goodwill	**78.3**	76.9
Investments in affiliated companies	**5.5**	7.4
Other assets	**33.1**	39.9
Total assets	**$ 776.8**	$ 722.7
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Notes payable and current maturities of capital lease obligations	**$ 1.0**	$ 2.1
Accounts payable	**94.8**	64.1
Accrued compensation and benefits	**55.6**	42.3
Accrued interest	**16.0**	18.3
Business consolidation and restructuring liabilities	**4.3**	5.9
Other accrued liabilities	**44.3**	31.2
Total current liabilities	**216.0**	163.9
Long-term notes payable and capital lease obligations	**430.4**	481.3
Long-term retirement obligations	**48.9**	49.7
Other non-current liabilities	**15.4**	15.2
Total liabilities	**710.7**	710.1
Commitments and contingencies (see Note 17)		
Mandatorily redeemable convertible preferred stock, 0.125 shares of series A and 0.125 shares of series B authorized, 0.101 shares of series A and 0.047 shares of series B issued and outstanding at December 31, 2004, and 0.125 shares of series A and 0.125 shares of series B issued and outstanding at December 31, 2003	**90.5**	106.0
Stockholders' equity (deficit):		
Preferred stock, no par value, 20.0 shares of stock authorized, no shares issued or outstanding at December 31, 2004 and December 31, 2003		
Common stock, $0.01 par value, 200.0 shares of stock authorized, and 55.0 shares of stock issued at December 31, 2004 and 40.0 shares issued at December 31, 2003	**0.5**	0.4
Additional paid-in capital	**334.5**	303.5
Accumulated deficit	**(363.8)**	(392.6)
Accumulated other comprehensive income	**18.4**	8.8
	(10.4)	(79.9)
Less: Treasury stock, at cost, 1.4 shares at December 31, 2004 and 1.3 shares at December 31, 2003	**(14.0)**	(13.5)
Total stockholders' equity (deficit)	**(24.4)**	(93.4)
Total liabilities and stockholders' equity (deficit)	**$ 776.8**	$ 722.7

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries
Consolidated Statements of Operations

For the Years Ended December 31,

(In millions, except per share data)	**2004**	2003	2002
Net sales	**$ 1,074.5**	$ 896.9	$ 850.8
Cost of sales	**845.4**	722.4	689.5
Gross margin	**229.1**	174.5	161.3
Selling, general and administrative expenses	**113.1**	95.0	85.9
Research and technology expenses	**21.3**	17.7	14.7
Business consolidation and restructuring expenses	**2.9**	4.0	0.5
Other (income) expense, net	**3.0**	(2.2)	–
Operating income	**88.8**	60.0	60.2
Interest expense	**47.7**	53.6	62.8
Non-operating (income) expense, net	**2.2**	2.6	(10.3)
Income before income taxes	**38.9**	3.8	7.7
Provision for income taxes	**11.2**	13.5	11.3
Income (loss) before equity in earnings (losses)	**27.7**	(9.7)	(3.6)
Equity in earnings (losses) of and write-downs of an investment in affiliated companies	**1.1**	(1.4)	(10.0)
Net income (loss)	**28.8**	(11.1)	(13.6)
Deemed preferred dividends and accretion	**(25.4)**	(9.6)	–
Net income (loss) available to common shareholders	**$ 3.4**	$ (20.7)	$ (13.6)
Net income (loss) per common share:			
Basic	**$ 0.09**	$ (0.54)	$ (0.35)
Diluted	**$ 0.08**	$ (0.54)	$ (0.35)
Weighted average common shares outstanding:			
Basic	**39.3**	38.6	38.4
Diluted	**42.1**	38.6	38.4

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries
Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss)

For the Years Ended December 31, 2004, 2003 and 2002

	Common Stock		Retained	Accumulated			
(In millions)	Par	Additional Paid-in Capital	Earnings (Accumulated Deficit)	Other Comprehensive Income (Loss)	Treasury Shares	Total Stockholders' Equity (Deficit)	Comprehensive Income (Loss)
Balance, December 31, 2001	$ 0.4	$ 287.7	$ (367.9)	$ (39.7)	$ (13.1)	$ (132.6)	
Net loss			(13.6)			(13.6)	$ (13.6)
Currency translation adjustment				19.2		19.2	19.2
Net unrealized loss on financial instruments				9.3		9.3	9.3
Minimum pension obligation				(10.0)		(10.0)	(10.0)
Comprehensive loss							$ 4.9
Activity under stock plans and other		0.5			(0.2)	0.3	
Balance, December 31, 2002	$ 0.4	$288.2	$(381.5)	$ (21.2)	$ (13.3)	$ (127.4)	
Net loss			(11.1)			(11.1)	$ (11.1)
Currency translation adjustment				28.0		28.0	28.0
Net unrealized gain on financial instruments				2.5		2.5	2.5
Minimum pension obligation				(0.5)		(0.5)	(0.5)
Comprehensive income							$ 18.9
Beneficial conversion feature on convertible preferred stock		23.4				23.4	
Deemed preferred dividends and accretion		(9.6)				(9.6)	
Activity under stock plans and other		1.5			(0.2)	1.3	
Balance, December 31, 2003	$ 0.4	$303.5	$(392.6)	$ 8.8	$ (13.5)	$ (93.4)	
Net income			28.8			28.8	$ 28.8
Currency translation adjustment				13.0		13.0	13.0
Net unrealized gain on financial instruments				(5.6)		(5.6)	(5.6)
Minimum pension obligation				2.2		2.2	2.2
Comprehensive income							$ 38.4
Deemed preferred dividends and accretion		(25.4)				(25.4)	
Conversion of mandatorily redeemable convertible preferred stock	0.1	40.8				40.9	
Activity under stock plans and other		15.6			(0.5)	15.1	
Balance, December 31, 2004	**$ 0.5**	**$334.5**	**$(363.8)**	**$ 18.4**	**$ (14.0)**	**$ (24.4)**	

The accompanying notes are an integral part of these consolidated financial statements.

Hexcel Corporation and Subsidiaries
Consolidated Statements of Cash Flows

For the Years Ended December 31,

(In millions)	**2004**	2003	2002
Cash flows from operating activities			
Net income (loss)	**$ 28.8**	$ (11.1)	$ (13.6)
Reconciliation to net cash provided by operations:			
Depreciation	**52.0**	52.2	47.2
Amortization of debt discount and deferred financing costs	**3.3**	3.5	4.0
Deferred income taxes (benefit)	**(1.1)**	4.8	1.7
Business consolidation and restructuring expenses	**2.9**	4.0	0.5
Business consolidation and restructuring payments	**(4.7)**	(9.1)	(24.3)
Equity in (earnings) losses of and write-downs of an investment in affiliated companies	**(1.1)**	1.4	10.0
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	**(19.3)**	5.9	35.6
(Increase) decrease in inventories	**(17.5)**	2.7	25.8
(Increase) decrease in prepaid expenses and other current assets	**(7.4)**	0.9	(1.7)
Increase (decrease) in accounts payable and accrued liabilities	**45.9**	(7.9)	(15.7)
Changes in other non-current assets and long-term liabilities	**4.1**	(0.4)	(3.6)
Net cash provided by operating activities	**85.9**	46.9	65.9
Cash flows from investing activities			
Capital expenditures	**(38.1)**	(21.6)	(14.9)
Proceeds from sale of an ownership in an affiliated company	**-**	23.0	10.0
Proceeds from sale of assets	**6.5**	5.7	1.5
Dividends from affiliated companies	**3.0**	2.0	1.6
Other	**-**	–	(0.5)
Net cash provided by (used for) investing activities	**(28.6)**	9.1	(2.3)
Cash flows from financing activities			
Proceeds from (repayments of) senior secured credit facility, net	**(4.1)**	4.0	–
Repayments of capital lease obligations and other debt, net	**(1.6)**	(39.2)	(9.9)
Proceeds from issuance of 9.875% senior secured notes, net of discount	**-**	123.7	–
Repayments of senior credit facility, net	**-**	(179.7)	(57.4)
Redemption of 7% convertible subordinated notes	**(1.7)**	(46.9)	–
Redemption of 9.75% senior subordinated notes	**(47.0)**	–	–
Proceeds from issuance of mandatorily redeemable convertible preferred stock	**-**	125.0	–
Issuance costs related to debt and equity offerings	**-**	(14.1)	–
Activity under stock plans and other	**12.8**	0.3	–
Net cash used for financing activities	**(41.6)**	(26.9)	(67.3)
Effect of exchange rate changes on cash and cash equivalents	**(0.2)**	4.4	0.3
Net increase (decrease) in cash and cash equivalents	**15.5**	33.5	(3.4)
Cash and cash equivalents at beginning of yea	**41.7**	8.2	11.6
Cash and cash equivalents at end of year	**$ 57.2**	$ 41.7	$ 8.2

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Significant Accounting Policies

Basis of Consolidation and Nature of Operations

The consolidated financial statements include the accounts of Hexcel Corporation and its subsidiaries ("Hexcel" or "the Company"), after elimination of intercompany transactions and accounts. Investments in affiliated companies in which the Company's interests are generally between 25% and 50%, and where the Company does not control the financial and operating decisions, nor is the primary beneficiary, are accounted for using the equity method of accounting.

In January 2003, later revised in December 2003, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 explains how to identify variable interest entities ("VIEs") and how an enterprise assesses its interests in a VIE to decide whether to consolidate that entity. Accordingly, FIN 46 requires existing unconsolidated VIEs to be consolidated by their "primary beneficiaries." The Company has considered its investments in affiliated companies and believes that certain of these affiliated companies would be considered VIEs. However, management believes that the Company is not the primary beneficiary of such entities; and therefore, is not required to consolidate such entities (see Note 7).

Hexcel is a leading producer of advanced structural materials. The Company develops, manufactures and markets lightweight, high-performance reinforcement products, composite materials and composite structures for use in the commercial aerospace, industrial, space and defense, and electronics markets. The Company's materials are used in a wide variety of end products, such as commercial and military aircraft, space launch vehicles and satellites, printed wiring boards, soft body armor, wind turbine blades, high-speed trains, cars and trucks, window blinds, bicycles, skis, snowboards and other recreational equipment.

The Company serves international markets through manufacturing facilities and sales offices located in the United States and Europe, and through sales offices located in the Pacific Rim. The Company is also an investor in four joint ventures; one of which manufactures and markets reinforcement products in the United States; one of which manufactures and markets composite materials in Japan; and two of which manufacture composite structures and interiors in Asia.

Use of Estimates

The preparation of the consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Estimates are used for, but not limited to, allowances for doubtful accounts, inventory allowances, product warranty, depreciation and amortization, business consolidation and restructuring costs, impairment of long-lived assets, employee benefits, tax valuation allowances and reserves, and contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out and average cost methods. The Company provides allowances for obsolete and unmarketable inventory. As of December 31, 2004 and 2003, inventory allowances were $21.0 million and $20.7 million, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated over estimated useful lives using accelerated and straight-line methods. The estimated useful lives range from 10 to 40 years for buildings and improvements and from 3 to 20 years for machinery and equipment. Repairs and maintenance are expensed as incurred, while major replacements and betterments are capitalized and depreciated over the remaining useful life of the related asset.

Goodwill and Other Purchased Intangibles

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets of an acquired business. In accordance with the provisions of Statement of Financial Accounting Standards No.142, "Goodwill and Other Intangible Assets," ("FAS 142"), goodwill is tested for impairment at the reporting unit level at least annually, and whenever events or changes in circumstances indicate that goodwill might be impaired. A reporting unit is the lowest level of an entity that is a business and can be distinguished from other activities, operations, and assets of the entity. If, during the annual impairment review, the book value of the reporting unit exceeds the fair value, the implied fair value of the reporting unit's goodwill is compared with the carrying amount of the unit's goodwill. If the carrying amount exceeds the implied fair value, goodwill is written down to its implied value. The implied fair value of goodwill is determined as the difference between the fair value of a reporting unit, taken as a whole, and the fair value of the assets and liabilities of such reporting unit. The calculation of the fair value is determined based either on discounted cash flows or third party appraised values. In determining fair value a considerable amount of judgment is required in determining discount rates, market premiums, and financial forecasts. During the fourth quarter of 2004, Hexcel updated valuations for all reporting units with goodwill using either third party appraisals, or discounted cash flow analyses, based upon estimated forward-looking information regarding market share, revenues and costs for each reporting unit as well as appropriate discount rates. As a result of these valuations, the Company determined that goodwill was not impaired (see Note 6).

Long-Lived Assets

Hexcel has significant long-lived assets. Hexcel reviews these assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires estimates of these cash flows and fair value. The calculation of fair value may be determined based either on discounted cash flows or third party appraised values depending on the nature of the asset. In determining fair value a considerable amount of judgment is required in determining discount rates, market premiums, financial forecasts and asset lives. During 2004, no long-lived assets were impaired.

Effective January 1, 2003, Hexcel adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," ("FAS 143"). FAS 143 establishes accounting and reporting standards for the recognition and measurement of legal obligations associated with the retirement of tangible long-lived assets. It requires the recording of a liability when an entity is required to settle an obligation upon the retirement of a tangible long-lived asset as a result of an existing or enacted law, statute, ordinance, written or oral, or the promise to a third party. The liability is recorded at its fair value. Upon adoption, Hexcel reviewed the provisions of FAS 143 and found no instances of the existence of asset retirement obligations for the Company.

Investments

The Company has investments in affiliated companies with equity interests ranging from 25% to 50%. Upon application of FIN 46, the Company believes that certain of these affiliated companies would be considered VIEs. However, Hexcel does not control the financial and operating decisions of these companies, nor does the Company consider itself the primary beneficiary of these entities. As such, the Company accounts for its share of the operating performance of these affiliated companies using the equity method of accounting. Future adverse changes in market conditions or poor operating results of the underlying investments could result in losses and the inability to recover the carrying value of the investments, thereby possibly requiring an impairment charge. The Company reviews its investments for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. The Company records an investment impairment charge when the decline in value is considered to be other than temporary. The Company recorded an impairment of $4.0 million in 2002, relating to its investment in Asahi-Schwebel Co. Ltd (see Note 7).

Debt Financing Costs

Debt financing costs are deferred and amortized to interest expense over the life of the related debt, which ranges from 7 to 10 years. At December 31, 2004 and 2003, deferred debt financing costs were $10.4 million and $14.3 million, net of accumulated amortization of $10.2 million and $6.5 million, respectively, and are included in "other assets" in the consolidated balance sheets.

Stock-Based Compensation

Stock-based compensation is accounted for under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, compensation expense is not recognized when options are granted at the fair market value on the date of grant. However, the Company does recognize compensation expense for restricted stock and restricted stock units over the defined vesting periods. As of December 31, 2004, the Company had several on-going stock-based compensation plans, pursuant to which there are outstanding stock options and various forms of restricted stock unit awards, as described further in Note 14.

The Company has elected to continue following APB 25 to account for its stock-based compensation plans. The effects on net income (loss) available to common shareholders and net income (loss) per common share as if the Company had applied the fair value method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123R") for the years ended December 31, 2004, 2003 and 2002 are as follows:

(in millions, except per share data)	**2004**	2003	2002
Net income (loss) available to common shareholders:			
Net income (loss) available to common shareholders, as reported	**$ 3.4**	$(20.7)	$(13.6)
Add: Stock-based compensation expense included in reported net income, net of tax	**1.6**	0.8	0.8
Deduct: Stock-based compensation expense determined under fair value based method for all awards, net of tax	**(4.5)**	(4.1)	(6.0)
Pro forma net income (loss) available to common shareholders	**$ 0.5**	$(24.0)	$(18.8)
Net income (loss) per common share:			
Basic net income (loss) per common share:			
As reported	**$0.09**	$(0.54)	$(0.35)
Pro forma	**$0.01**	$(0.62)	$(0.49)
Diluted net income (loss) per common share:			
As reported	**$0.08**	$(0.54)	$(0.35)
Pro forma	**$0.01**	$(0.62)	$(0.49)

Currency Translation

The assets and liabilities of international subsidiaries are translated into U.S. dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates during the year. Cumulative currency translation adjustments are included in "accumulated other comprehensive loss" in the stockholders' equity section of the consolidated balance sheets. Realized gains and losses from currency exchange transactions are recorded in "selling, general and administrative expenses" in the consolidated statements of operations and were not material to Hexcel's consolidated results of operations in 2004, 2003 or 2002.

Revenue Recognition

Product sales are recognized when all significant contractual obligations have been satisfied and collection of the resulting receivable is reasonably assured, which is generally at the time of shipment. Revenues derived from design, installation and support services are recognized when the service is provided, or alternatively, when the product to which the service relates is delivered to the customer. The Company accrues for sales returns and allowances based on its historical experience at the time of sale.

Product Warranty

The Company provides for an estimated amount of product warranty at the time revenue is recognized. This estimated amount is provided by product and based on historical warranty experience. In addition, the Company periodically reviews its warranty accrual and records any adjustments as deemed appropriate.

Shipping and Handling Costs

The Company recognizes shipping and handling costs as incurred as a component of "cost of sales" in the consolidated statements of operations. Shipping and handling costs billed to the customer for reimbursement purposes are not significant.

Research and Technology

Research and technology costs are expensed as incurred.

Income Taxes

The Company provides for income taxes using the liability approach prescribed by the Financial Accounting Standards Board ("FASB") in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). Under the liability approach, deferred income tax assets and liabilities reflect tax carryforwards and the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets require a valuation allowance when it is more likely than not, based on the evaluation of positive and negative evidence, that some portion of the deferred tax assets may not be realized. The realization of deferred tax assets is dependent upon the timing and magnitude of future taxable income prior to the expiration of the deferred tax assets' attributes. When events and circumstances so dictate, the Company evaluates the realizability of its deferred tax assets and the need for a valuation allowance by forecasting future taxable income.

During the fourth quarter of 2003, the Company established a non-cash valuation allowance of $4.7 million on a deferred tax asset previously recognized by its Belgian subsidiary. In 2001, the Company established a full valuation allowance on its U.S. deferred tax assets. The amount of the deferred tax assets considered realizable, however, could change if estimates of future U.S. and Belgium taxable income during the carry-forward periods improve (see Note 13).

Concentration of Credit Risk

Financial instruments that potentially subject Hexcel to significant concentrations of credit risk consist primarily of trade accounts receivable. The Company's sales to two customers and their related subcontractors accounted for approximately 40.0%, 42.3%, and 40.2% of the Company's 2004, 2003 and 2002 net sales, respectively. The Company performs ongoing credit evaluations of its customers' financial condition but generally does not require collateral or other security to support customer receivables. The Company establishes an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other financial information. As of December 31, 2004 and 2003, the allowance for doubtful accounts was $6.5 million and $4.2 million, respectively. Bad debt expense was $3.0 million in 2004 and $0.6 million in 2003, and a net credit of $(0.9) million in 2002.

Derivative Financial Instruments

Hexcel uses various financial instruments, including foreign currency forward exchange contracts and interest rate swap agreements, to manage its risk to market fluctuations by generating cash flows that offset, in relation to their amount and timing, the cash flows of certain foreign currency denominated transactions or underlying debt instruments. The Company designates its foreign currency forward exchange contracts as cash flow hedges against forecasted foreign currency denominated transactions and reports the effective portions of changes in fair value of the instruments in "other comprehensive income" until the underlying hedged transactions affect income. The Company designates its interest rate swap agreements as fair value hedges against specific debt instruments and recognizes interest differentials as adjustments to interest expense as the differentials may occur. The Company does not use financial instruments for trading or speculative purposes.

The Company follows the guidance in Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), and its corresponding amendments under Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," ("FAS 138"). FAS 133 requires an entity to recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. Gains or losses resulting from changes in the fair values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The adoption of FAS 133 and FAS 138 did not have a material effect on the Company's consolidated financial position or results of operations (see Note 16).

Self-insurance

Hexcel is self-insured up to specific levels for certain liabilities. Accruals are established based on actuarial assumptions and historical claim experience, and include estimated amounts for incurred but not reported claims. Effective January 1, 2002, Hexcel expanded its self-insured medical program to cover the majority of U.S. non-union employees, in order to more effectively manage its medical costs. The program includes "stop loss" insurance, which caps Hexcel's risk at $200,000 per individual per annum. By its nature, as compared to traditional insurance plans, self-insured medical coverage may increase the monthly volatility in cash flows of the Company.

Recently Issued Accounting Standards

In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FAS 106-2"), which provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") to employers that sponsor postretirement health care plans that provide prescription drug benefits. In its guidance as provided by FAS 106-2, the FASB concluded that the favorable impact of the Act on the accumulated benefit obligation and net periodic postretirement benefit cost on or after the date of enactment should be reflected in a company's financial statements. However, until such time an enterprise is able to determine whether the benefits provided by its plan are actuarially equivalent, FAS 106-2 requires that the enterprise disclose:

(a) The existence of the Act; and
(b) The fact that measures of the accumulated benefit obligation or net periodic postretirement benefit cost as recorded in its financial statements do not reflect any amount associated with the Act because the employer has yet to make such a determination.

In addition, FAS 106-2 requires that in the first period in which an enterprise includes the effect of the Act in measuring its accumulated benefit obligation and net periodic postretirement benefit cost, it shall disclose:

(a) The impact of the Act on the accumulated benefit obligation related to benefits attributed to past services;
(b) The effect of the Act on the measurement of net periodic postretirement benefit costs for the current period; and
(c) Any other disclosures required by FASB Statement No. 132 (revised) that requires "an explanation of any significant change in the accumulated benefit obligation or plan assets not otherwise apparent in the other disclosures required by this statement."

The Company reviewed the impact of FAS 106-2 on its postretirement benefit plans and concluded that the enactment of the Act was not a significant event for its plans. As such, the effects of the Act will be incorporated in the valuation to be performed at the Company's next plan valuation date, December 31, 2004.

In September 2004, the Emerging Issues Task Force issued EITF Issue 04-8, "The Effect of Contingently Convertible Debt on Diluted Earnings per Share" ("EITF 04-8"). EITF 04-8 provides guidance on the number of shares to be included in diluted earnings per share computations as related to convertible debt and preferred stock issuances. The new guidance may, in certain instances, increase the number of shares outstanding in diluted earnings per share computations, thereby lowering reported earnings per share. The provisions of ETIF 04-8 are effective for December 31, 2004 year-end reporting. Consistent with previous changes to earnings per share guidance, the changes described in ETIF 04-8 shall be applied retrospectively in all prior periods presented. The Company has evaluated the guidance provided in ETIF 04-8 and included its impact in computing diluted earnings per share. ETIF 04-8 did not have a significant impact on the Company's earnings per share computations.

On December 16, 2004, the FASB issued revised Statement of Financial Accounting Standards No. 123, "Share-Based Payment," ("FAS 123R"). FAS 123R requires that companies expense the value of employee stock options and similar awards. Under FAS 123R, share-based payment awards result in a cost that will be measured at fair value on the awards' grant date. When measuring fair value, companies can choose an option-pricing model (i.e., binomial models, other lattice models, or Black-Scholes) that appropriately reflects their specific circumstances and economics.

Companies are permitted to select from three alternative transition methods – each having different reporting implications, as follows:

1. *The modified prospective method* – Under this method, a company generally would not record any additional compensation expense for outstanding awards that are fully vested on the effective date of FAS 123R. For outstanding awards on the effective date that are unvested, compensation expense would be recorded over the remaining vesting period, using the measurements made and included in the company's pro forma footnote disclosures. For all new awards granted or modified after the effective date, a company would be required to use FAS 123R's measurement model, expense recognition, and settlement provisions.
2. *Variation of modified prospective method* – This method is a variation of the modified prospective method in that it allows companies to restate earlier interim periods in the year FAS 123R is adopted using the applicable FAS 123 pro forma measurements and amounts. Under this method, a calendar year company that adopts FAS 123R on the effective date (July 1, 2005) would restate the first and second quarters of 2005 using its prior FAS 123 pro forma measurements and amounts. Third and fourth quarter expense would be recorded under the modified prospective method.
3. The modified retrospective method – Under this method, a company would apply the modified prospective method but also restate their prior financial statements beginning December 15, 1994 to include the amounts that were previously recognized in their pro forma disclosures under the original provisions of FAS 123.

The effective date of FAS 123R is interim and annual periods beginning after June 15, 2005 (July 1, 2005 for Hexcel) and applies to all outstanding and unvested share-based awards at the company's adoption date.

In connection with the Company's adoption of FAS 123R, Hexcel has retained a third party consultant to assist in the development of a measurement model for the Company's share-based compensation. The consultant has begun its accumulation of data, and is in the early design stages of assisting the Company in the development of the model. In addition, management is evaluating its options related to its method and timing of adoption.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Tax Act"), which raises a number of matters with respect to accounting for income taxes. The Tax Act includes several provisions that could result in tax benefits to the Company beginning in fiscal 2005, including a newly created tax deduction for certain domestic manufacturing activities and provisions which impact the deductibility of certain deferred compensation arrangements. Management is presently reviewing the provisions of the Tax Act and assessing the impact on the Company's 2005 tax provision computations.

Reclassifications

Certain prior year amounts in the accompanying consolidated financial statements and related notes have been reclassified to conform to the 2004 presentation.

Note 2 - Refinancing of Long-Term Debt

During the first quarter of 2005, the Company has taken a series of actions to refinance substantially all of its long-term debt. The purpose of this refinancing is to reduce interest expense, establish pre-payable senior debt and extend the maturities of the Company's long-term debt. The refinancing actions have been:

- On January 27, 2005, the Company entered into an agreement to issue $225.0 million in principal amount of 6.75% senior subordinated notes, due 2015.
- On January 31, 2005, the Company initiated a tender offer and consent solicitation with respect to its 9.875% senior secured notes, due 2008. The completion was subject to various conditions, including the closing of a new senior secured credit facility.
- On February 1, 2005, the Company closed the issuance of $225.0 million in principal amount of 6.75% senior subordinated notes, due 2015. The notes were offered pursuant to Rule 144A under the Securities Act of 1933 with registration rights. The Company announced that $194.9 million of the net proceeds from the offering were remitted to the trustee for Hexcel's 9.75% senior subordinated notes due 2009 for the purpose of redeeming $185.3 million principal amount of such notes (including the related accrued interest and call premium).
- On March 1, 2005, the Company entered into a new $350.0 million senior secured credit facility (the "New Facility"), consisting of a $225.0 million term loan and a $125.0 million revolving loan. The term loan under the New Facility is scheduled to mature on March 1, 2012 and the revolving loan under the New Facility is scheduled to expire on March 1, 2010. The spread over LIBOR payable on advances under the facility is based on leverage. Initially the interest rate on the term loan is LIBOR + 175bps and on the revolving loan the interest rate is initially LIBOR +200bps. The New Facility is secured by a pledge of assets that includes, among other things, the receivables, inventory, property, plant and equipment and intellectual property of Hexcel Corporation and its material US subsidiaries, and 65% of the share capital of Hexcel's Danish subsidiary and first-tier U.K. subsidiary.

  Proceeds from a portion of the term loan under the New Facility were used to repurchase all of the outstanding $125.0 million principal amount of Hexcel's 9.875% senior secured notes, due 2008, pursuant to the previously announced tender offer and consent solicitation. The total consideration paid for each $1,000 principal amount of notes tendered and accepted for payment in accordance with the terms of the Offer to Purchase and Consent Solicitation Statement dated January 31, 2005 was $1,112.60. In addition, the New Facility replaced the Company's existing $115.0 million five-year secured revolving credit facility. The terminated credit facility was scheduled to expire on March 31, 2008.
- Also on March 1, 2005, the Company announced that it had called for redemption the remaining $100.0 million principal amount of its 9.75% senior subordinated notes, due 2009, and the remaining $19.25 million principal amount of its 7% convertible subordinated debentures, due 2011. The redemption price for the 9.75% senior subordinated notes is 103.9% or $103.9 million plus accrued interest. The redemption price for the 7% Convertible Subordinated Debentures is 100% plus accrued interest. The redemption date for each is March 31, 2005. The redemptions will be financed utilizing cash on hand together with advances under the term loan and revolving loan of its New Facility.

As a result of these actions, by March 31, 2005, the Company will have refinanced all of its long-term debt, except for its capital lease obligations, at interest rates substantially lower than those paid for its existing long term debt.

The premiums to tender for the 9.875% senior secured notes, due 2008, and to call the 9.75% Senior Subordinated Notes, due 2009, were $25.2 million. Cash transaction costs incurred with the issuance of the new debt and the redemption of existing debt are estimated to be approximately $13.0 million. The Company will record a charge in the first quarter of 2005 related to the premiums paid, the transaction costs associated with the repayment of debt and the unamortized capitalized financing costs and unamortized original issuance discount associated with the debt redeemed. In addition, the Company will cancel its interest rate swaps related to $100.0 million of its 9.75% senior subordinated notes, due 2009, with a payment of their fair value on the settlement date. The fair value as of February 28, 2005 was $2.7 million compared to $1.4 million as of December 31, 2004. This settlement will also be expensed in the first quarter of 2005.

Note 3 - Business Consolidation and Restructuring Programs

The aggregate business consolidation and restructuring activities for the three years ended December 31, 2004, consisted of the following:

(In millions)	*Employee Severance*	*Facility & Equipment*	*Total*
Balance as of January 1, 2002	$ 30.5	$ 2.9	$ 33.4
Business consolidation and restructuring expenses			
Current period expenses	–	2.8	2.8
Reversal of 1999 business consolidation expenses	–	(0.5)	(0.5)
Change in estimated expenses	(2.9)	1.1	(1.8)
Net business consolidation and restructuring expenses	(2.9)	3.4	0.5
Cash expenditures	(20.5)	(3.8)	(24.3)
Currency translation adjustments	0.9	–	0.9
Non-cash items:			
Reversal of 1999 business consolidation expenses	–	0.5	0.5
Non-cash usage, including asset write-downs	–	(0.5)	(0.5)
Total non-cash items	–	–	-
Balance as of December 31, 2002	$ 8.0	$ 2.5	$ 10.5
Business consolidation and restructuring expenses			
Current period expenses	–	3.7	3.7
Change in estimated expenses	0.4	(0.1)	0.3
Net business consolidation and restructuring expenses	0.4	3.6	4.0
Cash expenditures	(4.8)	(4.3)	(9.1)
Non-cash usage, including asset write-downs	–	(0.1)	(0.1)
Currency translation adjustments	0.6	–	0.6
Balance as of December 31, 2003	$ 4.2	$ 1.7	$ 5.9
Business consolidation and restructuring expenses			
Current period expenses	**0.9**	**2.1**	**3.0**
Change in estimated expenses	**(0.1)**	**-**	**(0.1)**
Net business consolidation and restructuring expenses	**0.8**	**2.1**	**2.9**
Cash expenditures	**(2.0)**	**(2.7)**	**(4.7)**
Non-cash usage, including asset write-downs	**-**	**(0.1)**	**(0.1)**
Currency translation adjustments	**0.3**	**-**	**0.3**
Balance as of December 31, 2004	**$ 3.3**	**$ 1.0**	**$ 4.3**

Livermore 2004 Program

In January 2004, the Company announced the consolidation of activities of its Livermore, California facility into other operations, principally the Salt Lake City, Utah plant. This business consolidation and restructuring action is accounted for under Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized and measured, initially at fair value, only when the liability is incurred. In addition, if terminated employees are required to render services beyond a minimum retention period in order to receive termination benefits, a liability for the termination benefits shall be measured initially at the communication date based on fair value and recognized ratably over the service period. During the year ended December 31, 2004, the Company recognized $0.8 million of expense, for employee severance based on the remaining employee service periods. Costs associated with the facility's closure, along with costs for relocation and re-qualification of equipment, are expected to occur over several years.

Business consolidation and restructuring activities for this program consisted of the following:

(In millions)	*Employee Severance*	*Facility & Equipment*	*Total*
Balance as of January 1, 2004	$ –	$ –	$ –
Business consolidation and restructuring expenses	**0.8**	**0.1**	**0.9**
Cash expenditures	**-**	**(0.1)**	**(0.1)**
Balance as of December 31, 2004	**$ 0.8**	**$ -**	**$ 0.8**

November 2001 Program

In November 2001, the Company announced a program to restructure its business operations in accordance with a revised business outlook for build rate reductions in commercial aircraft production, depressed business conditions in the electronics market and weakness in the general economy. The program targeted a reduction in cash fixed costs compared to previous spending rates and included company-wide reductions in managerial, professional, indirect manufacturing and administrative employees along with organizational rationalization. For the year ended December 31, 2004, the Company recognized business consolidation and restructuring expenses of $2.0 million related to this program for equipment relocation and re-qualification costs that are expensed as incurred.

In 2003, the Company recognized a net change in estimate increasing business consolidation and restructuring expenses related to this program by $0.3 million, as additional severance expense of $0.4 million was offset in part by a $0.1 million reduction in accrued liabilities for facility and equipment. In 2002, the Company recognized a net change in estimate reducing business consolidation and restructuring expenses related to this program by $0.7 million. This decrease in 2002 resulted from a $1.8 million reduction of previously accrued liabilities as employee severance and other benefit costs were lower than previously expected, offset in part, by a $1.1 million increase in restructuring liabilities for facility lease termination costs. Additional business consolidation and restructuring expenses related to this program for equipment relocation and re-qualification costs of $2.2 million and $1.2 million were expensed as incurred in 2003 and 2002, respectively.

Business consolidation and restructuring activities for this program consisted of the following:

(In millions)	***Employee Severance***	***Facility & Equipment***	***Total***
Balance as of January 1, 2002	$ 27.6	$ 2.8	$ 30.4
Business consolidation and restructuring expenses			
Current period expenses	–	1.2	1.2
Change in estimated expenses	(1.8)	1.1	(0.7)
Net business consolidation and restructuring expenses	(1.8)	2.3	0.5
Cash expenditures	(18.9)	(2.1)	(21.0)
Non-cash usage, including asset write-downs	–	(0.5)	(0.5)
Currency translation adjustments	0.9	–	0.9
Balance as of December 31, 2002	$ 7.8	$ 2.5	$ 10.3
Business consolidation and restructuring expenses			
Current period expenses	–	2.2	2.2
Change in estimated expenses	0.4	(0.1)	0.3
Net business consolidation and restructuring expenses	0.4	2.1	2.5
Cash expenditures	(4.6)	(2.8)	(7.4)
Non-cash usage, including asset write-downs	–	(0.1)	(0.1)
Currency translation adjustments	0.6	–	0.6
Balance as of December 31, 2003	$ 4.2	$ 1.7	$ 5.9
Business consolidation and restructuring expenses			
Current period expenses	0.1	2.0	2.1
Change in estimated expenses	(0.1)	–	(0.1)
Net business consolidation and restructuring expenses	0.0	2.0	2.0
Cash expenditures	(2.0)	(2.6)	(4.6)
Non-cash usage, including asset write-downs	–	(0.1)	(0.1)
Currency translation adjustments	0.3	–	0.3
Balance as of December 31, 2004	$ 2.5	$ 1.0	$ 3.5

July 2001 Program

As a result of the weakness in the electronics market, the Company initiated cost reduction actions in July 2001. These actions incorporated steps to furlough employees, idle manufacturing facilities and cut non-essential expenditures, by effecting a reduction in the work force of approximately 275 employees primarily in the Reinforcements and Composites business segments. During 2002, the Company reviewed its remaining liability under the program and recognized a change in estimate reducing business consolidation and restructuring expenses by $0.6 million, as employee severance and other benefit costs were lower than previously expected.

Business consolidation and restructuring activities for this program consisted of the following:

(In millions)	*Employee Severance*	*Facility & Equipment*	*Total*
Balance as of January 1, 2002	$ 1.5	$ 0.1	$ 1.6
Change in estimated expenses	(0.6)	–	(0.6)
Cash expenditures	(0.9)	(0.1)	(1.0)
Balance as of December 31, 2002	$ –	$ –	$ –

December 1998 and September 1999 Programs

As a result of several substantial business acquisitions, the Company initiated business consolidation programs in December 1998 and September 1999. The primary purpose of these programs was to integrate acquired assets into the Company, and to close or restructure insufficiently profitable facilities and activities. In 2002, the Company recognized a change in estimate reducing business consolidation expenses related to these programs by $0.5 million, as actual employee severance was lower than previously expected. In addition, the Company recognized a benefit on the sale of a previously idled Cleveland, Georgia facility of $0.5 million by reversing expenses previously accrued in 1999. Business consolidation expenses for equipment relocation and re-qualification costs, expensed as incurred, were $1.5 million and $1.6 million in 2003 and 2002, respectively. Equipment relocation and re-qualification costs primarily related to the planned closure of the Lancaster, Ohio and Gilbert, Arizona prepreg manufacturing facilities.

Business consolidation activities for the December 1998 and September 1999 programs consisted of the following:

(In millions)	*Employee Severance*	*Facility & Equipment*	*Total*
Balance as of January 1, 2002	$ 1.4	$ –	$ 1.4
Business consolidation expenses			
Current period expenses	–	1.6	1.6
Reversal of 1999 business consolidation expenses	–	(0.5)	(0.5)
Change in estimated expenses	(0.5)	–	(0.5)
Net business consolidation expenses	(0.5)	1.1	0.6
Cash expenditures	(0.7)	(1.6)	(2.3)
Non-cash reversal of 1999 business consolidation expenses	–	0.5	0.5
Balance as of December 31, 2002	$ 0.2	$ –	$ 0.2
Business consolidation expenses	–	1.5	1.5
Cash expenditures	(0.2)	(1.5)	(1.7)
Balance as of December 31, 2003	$ –	$ –	$ –

Note 4 - Inventories

(In millions)	*December 31,* **2004**	*2003*
Raw materials	**$ 54.8**	$ 42.9
Work in progress	**36.5**	35.9
Finished goods	**52.9**	41.7
Inventories	**$144.2**	$120.5

Note 5 - Net Property, Plant and Equipment

(In millions)	December 31, 2004	2003
Land	**$ 20.3**	$ 21.9
Buildings	**160.6**	151.5
Equipment	**523.7**	499.3
Construction in Progress	**29.4**	15.3
Property, plant and equipment	**734.0**	688.0
Less accumulated depreciation	**(447.4)**	(394.1)
Net property, plant and equipment	**$ 286.6**	$ 293.9

Depreciation expense related to property, plant and equipment for the years ended December 31, 2004, 2003 and 2002, was $52.0 million, $52.2 million and $47.2 million, respectively.

Note 6 - Goodwill and Other Purchased Intangibles

Changes in the carrying amount of goodwill for the years ended December 31, 2004, 2003 and 2002, by reportable segment, are as follows:

(In millions)	Reinforcements	Composites	Structures	Total
Balance as of January 1, 2002	$ 39.9	$ 15.9	$ 16.6	$ 72.4
Currency translation adjustments	0.2	1.8	–	2.0
Balance as of December 31, 2002	$ 40.1	$ 17.7	$ 16.6	$ 74.4
Reduction of goodwill for sale of assets	–	–	(0.5)	(0.5)
Currency translation adjustments	0.2	2.4	–	2.6
Other	–	0.4	–	0.4
Balance as of December 31, 2003	$ 40.3	$ 20.5	$ 16.1	$ 76.9
Currency translation adjustments	0.1	1.3	–	1.4
Balance as of December 31, 2004	$ 40.4	$ 21.8	$ 16.1	$ 78.3

As of December 31, 2004 and 2003, other purchased intangibles had no carrying value.

Goodwill is tested for impairment at the reporting unit level at least annually, and whenever events or changes in circumstances indicate that goodwill might be impaired. The Company tests for impairment annually during the fourth quarter of each year. Annual impairment tests determined that there were no indications of impairment to the carrying value of goodwill for the years ended December 31, 2004, 2003 and 2002 (see Note 1).

Note 7 - Investments in Affiliated Companies

The Company has equity ownership investments in three Asian and one U.S. joint venture(s). In connection therewith, the Company has considered the accounting and disclosure requirements of Financial Interpretation No. 46R "Consolidation of Variable Interest Entities," and believes that certain of these investments would be considered "variable interest entities." However, the Company believes that it is not the primary beneficiary of such entities, and therefore, would not be required to consolidate these entities.

In 1999, Hexcel, Boeing International Holdings, Ltd. ("Boeing") and China Aviation Industry Corporation I ("AVIC") formed a joint venture, BHA Aero Composite Parts Co., Ltd. ("BHA Aero"), to manufacture composite parts for secondary structures and interior applications for commercial aircraft. Hexcel's initial equity ownership interest in this joint venture, which is located in Tianjin, China, was 33.33%. Revenues of BHA Aero for the year ended December 31, 2004 were $13.9 million. In addition, in 1999, Hexcel formed another joint venture, Asian Composites Manufacturing Sdn. Bhd. ("Asian Composites"), with Boeing Worldwide Operations Limited, Sime Link Sdn. Bhd., and Malaysia Helicopter Services Bhd. (now known as Naluri Berhad), to manufacture composite parts for secondary structures for commercial aircraft. Hexcel has a 25% equity ownership interest in this joint venture, which is located in Alor Setar, Malaysia. Revenues of Asian Composites for the year ended December 31, 2004 were $14.1 million. Manufacturing activities of both BHA Aero and Asian Composites continue to ramp up as composite component manufacturing is transferred to them. As of December 31, 2004, Hexcel had a zero net equity investment balance related to these joint ventures and an aggregate receivable balance of $3.7 million.

Each of the equity owners of BHA Aero, including the Company, has an obligation as of December 31, 2004 to support a third party loan on a proportionate basis to the equity ownership interest. The Company met its obligation through an outstanding letter of credit of $11.1 million. During the third quarter of 2004, Hexcel made $3.0 million in advance payments relating to its purchases of products manufactured by BHA Aero to assist in their short term cash flow needs. The Boeing Company, in turn, made a $1.5 million advance payment to Hexcel for the purchase of products produced by Hexcel from the products it purchases from BHA

Aero. During the fourth quarter of 2004, BHA Aero and its equity owners (Hexcel, Boeing and AVIC) reached an agreement on the re-capitalization of BHA Aero and a refinancing of BHA Aero's third party loans. Pursuant to the terms of the agreement, Hexcel and Boeing agreed to purchase newly issued registered capital of BHA Aero for $7.5 million in cash, resulting in an increase in each of their respective ownership interests from 33.33% to 40.48%. Upon the completion of the equity investment, BHA Aero will refinance its existing bank loans with a new five year bank term loan. The new five year bank term loan will be supported by guarantees from Boeing and AVIC. In addition, as part of the refinancing, Hexcel has agreed to reimburse Boeing and AVIC for a proportionate share of the losses they would incur if their guarantees of the new bank loan were to be called, up to a limit of $6.1 million. Upon completion of the refinancing, Hexcel's standby letter of credit of $11.1 million, which supports BHA Aero's current bank loan, would terminate and would not be reissued. On January 19, 2005, Hexcel and Boeing made their respective cash equity investments of $7.5 million in BHA Aero. The refinancing of BHA Aero's bank debt was completed on January 26, 2005, and Hexcel's standby letter of credit terminated on February 15, 2005. Apart from the accounts receivable balances, the letter of credit supporting the third party loan to BHA Aero and its remaining investment in these ventures, Hexcel has no other significant exposures to loss with BHA Aero and Asian Composites (see Note 17).

As part of an acquisition in 1998, Hexcel obtained equity ownership interests in three joint ventures which manufacture reinforcement products: a 43.6% share in Interglas Technologies AG ("Interglas"), headquartered in Germany; a 43.3% share in AsahiSchwebel Co., Ltd. ("Asahi-Schwebel"), headquartered in Japan; and a 50% share in Clark-Schwebel TechFab Company (now TechFab LLC, "TechFab"), headquartered in the United States. TechFab manufactures non-woven reinforcement materials for roofing, construction, sail cloth and other specialty applications. TechFab revenues were approximately $29.7 million in 2004. At December 31, 2004, Hexcel had an equity investment balance in TechFab of $5.7 million. Hexcel has no other significant exposure to loss as related to TechFab.

Interglas and Asahi-Schwebel are fiberglass fabric producers serving the European and Asian manufacturers of printed circuit board laminates and other reinforcement product applications. As of December 31, 2003, the Company no longer had an equity investment in either Interglas or Asahi-Schwebel. In 2003, the Company exercised an option to sell its remaining interest in Asahi-Schwebel for $23.0 million in cash. No gains or losses were recorded on the sale, as the Company had previously written down the carrying value of its remaining equity investment to $23.0 million in 2002. The Company had previously agreed with its partner in Asahi-Schwebel to restructure its minority interest in 2002. Under the terms of the agreement, the Company reduced its ownership interest in the joint venture from 43.3% to 33.3% and received cash proceeds of $10.0 million. The agreement also included, among other matters, a put option effective for a six-month period beginning July 1, 2003 in favor of the Company to sell and a call option in favor of the Company's joint venture partner to purchase the Company's remaining ownership interest in the joint venture for $23.0 million. Reflecting these terms, the Company wrote down the carrying value of its remaining equity investment in this joint venture to its estimated fair market value of $23.0 million in 2002, recording a non-cash impairment charge of $4.0 million. There was no tax benefit recognized on the write-down. In addition in 2003, Hexcel sold its equity interest in Interglas for a nominal amount in conjunction with a bank sponsored financial restructuring of the affiliated company. No gain or loss was recorded as a result of the sale, as Hexcel had previously recognized a full impairment of the remaining value of its equity interest in Interglas.

Lastly, Hexcel owns a 45.3% equity interest in DIC-Hexcel Limited ("DHL"), a joint venture formed in 1990 with Dainippon Ink and Chemicals, Inc. ("DIC"). This joint venture is located in Komatsu, Japan, and produces and sells prepregs, honeycomb and decorative laminates using technology licensed from Hexcel and DIC. Revenues of DHL were $10.2 million in 2004. Due to DHL's recognition of net losses in prior years, no equity investment balance remains for DHL at December 31, 2004. As of December 31, 2004, Hexcel had no significant exposures to loss relating to this joint venture. On January 20, 2005, Hexcel entered into a letter of awareness whereby Hexcel became contingently liable to pay DIC up to $1.8 million with respect to DHL's new debt obligations under certain circumstances.

Summarized condensed combined balance sheets of Hexcel's owned joint ventures as of December 31, 2004 and 2003, and summarized condensed combined statements of operations for periods of Hexcel's ownership during the three years ended December 31, 2004 are as follows:

(In millions)	December 31,	
Summarized Condensed Combined Balance Sheets	**2004**	*2003*
Current assets	**$ 22.0**	$ 21.6
Non-current assets	**69.9**	75.0
Total assets	**$ 91.9**	$ 96.6
Current liabilities	**$ 27.9**	$ 55.9
Non-current liabilities	**39.5**	11.3
Total liabilities	**67.4**	67.2
Partners' equity	**24.5**	29.4
Total liabilities and partners' equity	**$ 91.9**	$ 96.6

(In millions) Summarized Condensed Combined Statements of Operations	For the Year Ended December 31, 2004	2003	2002
Net sales	**$ 67.9**	$ 163.0	$ 232.7
Cost of sales	**51.9**	142.2	207.5
Gross profit	**16.0**	20.8	25.2
Other costs and expenses	**15.1**	50.7	78.6
Net income (loss)	**$ 0.9**	$ (29.9)	$ (53.4)

Note 8 - Notes Payable

	December 31, 2004	2003
Senior secured credit facility, due 2008	**$ -**	$ 4.0
European credit and overdraft facilities	**0.7**	1.9
9.875% senior secured notes, due 2008 (net of unamortized discount of $0.9 as of December 31, 2004 and $1.1 as of December 31, 2003)	**124.1**	123.9
9.75% senior subordinated notes, due 2009 (net of unamortized discount of $0.6 as of December 31, 2004 and $1.0 as of December 31, 2003) (a)	**283.3**	328.5
7.0% convertible subordinated debentures, due 2011	**19.2**	21.0
Total notes payable	**427.3**	479.3
Capital lease obligations	**4.1**	4.1
Total notes payable and capital lease obligations	**$ 431.4**	$ 483.4
Notes payable and current maturities of capital lease obligations	**$ 1.0**	$ 2.1
Long-term notes payable and capital lease obligations, less current maturities	**430.4**	481.3
Total notes payable and capital lease obligations	**$ 431.4**	$ 483.4

(a) Includes a decrease of $1.4 million at December 31, 2004 and a decrease of $0.5 million at December 31, 2003 for derivative contracts under FAS 133. During the fourth quarter of 2003, the Company entered into interest rate swap agreements for an aggregate notional amount of $100.0 million, effectively converting the fixed interest rate of 9.75% into variable interest rates (see Note 16).

Senior Secured Credit Facility, due 2008

On March 19, 2003, Hexcel entered into a $115.0 million asset-backed credit facility (the "Senior Secured Credit Facility") with a syndicate of lenders to provide for ongoing working capital and other financing requirements through maturity on March 31, 2008. Borrowers under the Senior Secured Credit Facility include, in addition to Hexcel Corporation, Hexcel's operating subsidiaries in the U.K., Austria and Germany. This credit facility provides for borrowings of U.S. dollars, Pound Sterling and Euro currencies, including the issuance of letters of credit, with the amount available to each borrower dependent on the borrowing base of that borrower and its subsidiaries. For Hexcel Corporation and the U.K. borrower, the borrowing base is determined by an agreed percentage of eligible accounts receivable and eligible inventories, subject to certain reserves. The borrowing base of each of the Austrian and German borrowers is based on an agreed percentage of eligible accounts receivable, subject to certain reserves. In addition, the U.K., Austrian and German borrowers have facility sub-limits of $12.5 million, $7.5 million and $5.0 million, respectively. Borrowings under this credit facility bear interest at a floating rate based on either the agent's defined "base rate" plus a margin that can vary from 0.75% to 3.25% or LIBOR plus a margin that can vary from 2.25% to 3.25%. The margin in effect for a borrowing at any given time depends on the Company's fixed charge ratio and the currency denomination of such borrowing. The weighted average interest rate on the Senior Secured Credit Facility was 6.65% for the year ended December 31, 2004. The credit facility also provides for the payment of customary fees and expenses.

As of December 31, 2004, the Company had no outstanding borrowings and had issued letters of credit totaling $21.7 million, of which $11.1 million supported a third party loan to BHA Aero, under the Senior Secured Credit Facility. Hexcel is able to issue letters of credit up to $50.0 million under this credit facility.

All obligations under the Senior Secured Credit Facility are secured by a first priority security interest in accounts receivable, inventory and cash and cash equivalents of Hexcel Corporation and its material domestic subsidiaries. In addition, all obligations under the credit facility are secured by a pledge of 65% of the stock of Hexcel's Danish and U.K. first-tier holding companies, and certain intercompany notes. This pledge of foreign stock and intercompany notes is on an equal basis with a substantially identical pledge of such stock given to secure the obligations under the senior secured notes. The obligations of the U.K. borrower are secured by the accounts receivable, inventory, and cash and cash equivalents of the U.K. borrower. The obligations of the Austrian and German borrowers are secured by the accounts receivable of the Austrian and German borrowers, respectively. Hexcel Corporation and its material domestic subsidiaries guarantee all borrowings under the Senior Secured Credit Facility.

Hexcel is required to maintain various financial ratios throughout the term of the Senior Secured Credit Facility. These financial covenants set maximum values for the Company's leverage (the ratios of total and senior debt to EBITDA), fixed charge coverage (the ratio of EBITDA, less capital expenditures and cash taxes, plus cash dividends, to the sum of cash interest and scheduled debt amortization), and capital expenditures (not to exceed specified annual expenditures). This credit facility also contains limitations on, among other things, incurring debt, granting liens, making investments, making restricted payments, including dividends, entering into transactions with affiliates and prepaying subordinated debt. The Senior Secured Credit Facility also contains other customary terms relating to, among other things, representations and warranties, additional covenants and events of default.

Senior Credit Facility, due 2004

During 2002 and through March 19, 2003, Hexcel had a global credit facility (the "Senior Credit Facility") with a syndicate of banks to provide for working capital and other financing requirements. The Senior Credit Facility, which consisted of revolving credit, overdraft and term loan facilities, provided Hexcel with committed lines of $297.6 million as of December 31, 2002, subject to certain limitations. On March 19, 2003, the Company terminated the Senior Credit Facility and repaid all outstanding balances with the remaining proceeds from the sale of the mandatorily redeemable convertible preferred stock, after the redemption of $46.9 million principal amount of the Company's convertible subordinated notes due 2003, the net proceeds from the issuance of senior secured notes, due 2008 and borrowings under the Senior Secured Credit Facility. Hexcel incurred a $4.0 million loss on early retirement of debt due to the write-off of unamortized deferred financing costs related to the Senior Credit Facility and the 7% convertible subordinated notes due 2003. The loss was included in non-operating income (expense), net in the consolidated statements of operations (see Note 23).

The weighted average interest rate on the Senior Credit Facility was 5.37%, for the period from January 1, 2003 through March 19, 2003, and 7.71% for the year ended December 31, 2002. The Senior Credit Facility was also subject to a commitment fee that varied from approximately 0.20% to 0.50% per annum of the total facility.

European Credit and Overdraft Facilities

In addition to the Senior Secured Credit Facility, certain of Hexcel's European subsidiaries have access to limited credit and overdraft facilities provided by various local banks. These credit and overdraft facilities are primarily uncommitted facilities that are terminable at the discretion of the lenders. The aggregate maturities of the European credit and overdraft facilities are classified as current, as they are repayable on demand.

French Factoring Facility

In 2003, the Company entered into an accounts receivable factoring facility with a third party to provide an additional 20.0 million Euros in borrowing capacity. The facility expires in January 2007. Borrowings under this facility bear interest at 1.00% per annum over LIBOR plus a 0.18% usage fee. This facility also requires the payment of customary fees and expenses. As of December 31, 2004 and 2003, the Company did not have any accounts receivable factored under this facility.

Senior Secured Notes, due 2008

On March 19, 2003, the Company issued, through a private placement under Rule 144A, $125.0 million of 9.875% senior secured notes at a price of 98.95% of face value. At the time of the issuance, pursuant to a registration rights agreement, Hexcel agreed to offer to all noteholders the opportunity to exchange their notes for new notes that are substantially identical to the existing notes except that the new notes would be registered with the Securities and Exchange Commission ("SEC") and would not have any restrictions on transfer. The Company filed a Registration Statement on Form S-4 registering the senior secured notes in July 2003, and completed the exchange offer in September 2003.

The senior secured notes, due October 1, 2008, are secured by a first priority security interest in substantially all of Hexcel's and its domestic subsidiaries' property, plant and equipment, intangibles, intercompany notes and other obligations receivable, and 100% of the outstanding voting stock of certain of Hexcel's domestic subsidiaries. In addition, the senior secured notes are secured by a pledge of 65% of the stock of Hexcel's Danish and U.K. first-tier holding companies, and certain intercompany notes. This pledge of foreign stock and intercompany notes is on an equal basis with a substantially identical pledge of such stock given to secure the obligations under the Company's Senior Secured Credit Facility. The senior secured notes are also guaranteed by Hexcel's material domestic subsidiaries. Hexcel has the ability to incur additional debt that would be secured on an equal basis by the collateral securing the senior secured notes. The amount of additional secured debt that may be incurred is currently limited to $10.0 million, but may increase over time based on a formula relating to the total net book value of Hexcel's domestic property, plant and equipment.

The Company will pay interest on the notes on April 1st and October 1st of each year. The first payment was made on October 1, 2003. The Company will have the option to redeem all or a portion of the notes at any time during the one-year period beginning April 1, 2006 at 104.938% of principal plus accrued and unpaid interest. This percentage decreases to 102.469% for the one-year period beginning April 1, 2007, and to 100.0% for the period beginning April 1, 2008. In addition, the Company may use the net proceeds from one or more equity offerings at any time prior to April 1, 2006 to redeem up to 35% of the aggregate principal amount of the notes at 109.875% of the principal amount, plus accrued and unpaid interest.

The indenture governing the senior secured notes contains many other terms and conditions, including limitations with respect to asset sales, incurrence of debt, granting of liens, the making of restricted payments, including dividends, and entering into transactions with affiliates.

An affiliate of the Goldman Sachs Investors, a related party, performed underwriting services in connection with the Company's private placement offering of the senior secured notes, and received $2.3 million for such services rendered (see Note 11).

Senior Subordinated Notes, due 2009

On January 21, 1999, the Company issued $240.0 million of 9.75% senior subordinated notes, due 2009. On June 29, 2001, the Company offered an additional $100.0 million under the same indenture at a price of 98.5% of face value. During 2004 and 2003, the Company repurchased $44.8 million and $10.0 million principal amount, respectively, of the 9.75% senior subordinated notes in open market purchases. In connection with the repurchases made in 2004 the Company incurred losses of $3.2 million on the early retirement of debt. Repurchases made in 2003 were made at par, resulting in no material gain or loss recognized from the transactions (see Note 23). The senior subordinated notes are general unsecured obligations of Hexcel.

Convertible Subordinated Notes, due 2003

On March 19, 2003, the Company redeemed the remaining $46.9 million aggregate principal amount, plus accrued interest, of the convertible subordinated notes with proceeds from the sale of mandatorily redeemable convertible preferred stock. Prior to redemption, the convertible subordinated notes carried an annual interest rate of 7.0% and were convertible into Hexcel common stock at any time on or before August 1, 2003, unless previously redeemed, at a conversion price of $15.81 per share, subject to adjustment under certain conditions.

Convertible Subordinated Debentures, due 2011

The convertible subordinated debentures carry an annual interest rate of 7.0% and are convertible into shares of Hexcel common stock prior to maturity, unless previously redeemed, at a conversion price of $30.72 per share. Under the terms of the indenture, an annual mandatory redemption of 5% of the aggregate principal amount of the convertible debentures was required to begin in August 1997. However, the Company satisfied this annual redemption for the period 1997 to 2002 by repurchasing a portion of the outstanding debentures in prior years. Mandatory redemption of the convertible debentures continued in 2002 with an annual sinking fund requirement of $1.1 million in 2002 and $1.75 million in each year thereafter. The Company satisfied the 2005 annual sinking fund requirement in 2004. Market purchases in 2004 and 2003 were made at a slight discount to par, resulting in no material gain or loss recognized. In 2002, the Company recognized a $0.5 million gain on the early retirement of debt in satisfaction of the 2003 sinking fund requirement. The gain was included in "non-operating income (expense), net" in the consolidated statements of operations (see Note 23).

Aggregate Maturities of Notes Payable

The table below reflects aggregate scheduled maturities of notes payable, excluding capital lease obligations, as of December 31, 2004 (see Note 9):

Payable during the years ending December 31:	*(in millions)*
2005	$ 0.7
2006	1.8
2007	1.8
2008	126.8
2009	287.1
Thereafter	12.0
Total notes payable	$430.2

The aggregate maturities of notes payable in 2004 include European credit and overdraft facilities of $0.7 million, which are repayable on demand. At December 31, 2004, the unamortized discount on the $125.0 million senior secured notes, due 2008, and the additional $100.0 million senior subordinated notes, due 2009, issued on June 29, 2001, was $0.9 million and $0.6 million, respectively. Also at December 31, 2004, the fair value basis adjustment attributable to hedged debt obligations was a decrease of $1.4 million (see Note 16).

Estimated Fair Values of Notes Payable

The Senior Secured Credit Facility and the various European credit facilities outstanding as of December 31, 2004 and 2003 are variable-rate debt obligations. Accordingly, the estimated fair values of each of these debt obligations approximate their respective book values. The approximate, aggregate fair values of the Company's other notes payable as of December 31, 2004 and 2003 were as follows:

(In millions)	**2004**	2003
9.875% senior subordinated notes, due 2008	**$ 139.7**	$140.9
9.75% senior subordinated notes, due 2009	**297.7**	345.7
7.0% convertible subordinated debentures, due 2011	**18.3**	17.5

The aggregate fair values of the above notes payable were estimated on the basis of quoted market prices; however, trading in these securities is limited and may not reflect actual fair value.

Refinancing

During the first quarter of 2005, the Company has taken a series of actions to refinance substantially all of its long term debt. The purpose of this refinancing is to reduce interest expense, establish pre-payable senior debt and extend the maturities of the Company's long term debt. (see Note 2 to the accompanying consolidated financial statements in this Annual Report on Form 10-K).

Note 9 - Leasing Arrangements

Assets, accumulated depreciation, and related liability balances under capital leasing arrangements, as of December 31, 2004 and 2003, were:

(In millions)	**2004**	2003
Property, plant and equipment	**$ 6.5**	$ 6.2
Less accumulated depreciation	**(3.1)**	(2.8)
Net property, plant and equipment	**$ 3.4**	$ 3.4
Capital lease obligations	**$ 4.1**	$ 4.1
Less current maturities	**(0.3)**	(0.2)
Long-term capital lease obligations, net	**$ 3.8**	$ 3.9

The Company has entered into several capital leases for buildings and warehouses with expirations through 2012 with an obligation of $4.1 million as of December 31, 2004. In addition, certain sales and administrative offices, data processing equipment and manufacturing facilities are leased under operating leases. Rental expense under operating leases was $7.3 million in 2004, $5.2 million in 2003, and $3.8 million in 2002.

Scheduled future minimum lease payments as of December 31, 2004 were:

(In millions)	***Type of Lease***	
Payable during the years ending December 31:	***Capital***	***Operating***
2005	$ 0.6	$ 5.9
2006	0.6	4.8
2007	0.6	3.2
2008	0.6	2.3
2009	0.5	1.9
Thereafter	2.9	6.5
Total minimum lease payments	$ 5.8	$24.6
Less amounts representing interest	1.7	
Present value of future minimum capital lease payments	4.1	
Less current obligations under capital leases	(0.3)	
Long-term obligations under capital leases	$ 3.8	

Note 10 - Mandatorily Redeemable Convertible Preferred Stock

On March 19, 2003, Hexcel received $119.8 million, after expenses of $5.2 million, from the issuance of 125,000 shares of a series A convertible preferred stock and 125,000 shares of a series B convertible preferred stock. Hexcel issued 77,875 shares of each series to affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. Separately, Hexcel issued 47,125 shares of each series to investment funds controlled by affiliates of The Goldman Sachs Group, Inc., a related party. Upon issuance, the total number of Hexcel's outstanding common shares, including potential shares issuable upon conversion of both of the new series of convertible preferred stocks, increased from approximately 38.6 million shares to approximately 88.4 million shares. In addition, on March 18, 2003, the shareholders of the Company approved an increase in the common shares authorized for issuance from 100.0 million shares to 200.0 million shares.

The series A and the series B convertible preferred stocks are mandatorily redeemable on January 22, 2010 generally for cash or for common stock at the Company's discretion, unless the holder elects to take a lesser amount in cash, and under certain circumstances must be redeemed for cash. Each share of series A and series B preferred stock is convertible, at the option of the holder, into that number of shares of common stock equal to the stated value of the share of preferred stock divided by the conversion price. The stated value of each share of series A preferred stock is $1,000, the stated value of each share of series B preferred stock is $195.618, and the conversion price for each share of preferred stock is $3.00. Both the series A preferred stock and series B preferred stock will automatically be converted into common stock if the closing trading price of the common stock for any period of 60 consecutive trading days ending after March 19, 2006 exceeds $9.00 per share (a "mandatory conversion event"). The preferred stockholders are entitled to vote on an as converted basis with Hexcel's common stockholders.

Commencing on the third anniversary of the original issuance, holders of the series A convertible preferred stock will be entitled to receive dividends at an annual rate of 6% of the "accrued value." Accrued value is calculated as an amount equal to the sum of $1,195.618 per share and the aggregate of all accrued but unpaid dividends. Dividends are payable quarterly and may be paid in cash or added to the accrued value of the preferred stock, at the Company's option. With respect to any dividend that the Company elects to pay by adding the amount of such dividend to the accrued value, if the payment date for such dividend is after a "dividend termination event" has occurred, a holder of series A preferred stock will not receive such dividend if either (i) such holder elects to convert its preferred stock into common stock at any time, or (ii) such holder's series A preferred stock is automatically converted into common stock as a result of a "mandatory conversion event." A "dividend termination event" means that the closing trading price of the common stock for any period of 60 consecutive trading days ending after March 19, 2006 exceeds $6.00 per share. The series B preferred stock does not accrue dividends.

The issuance of the series A and series B convertible preferred stock results in certain deductions being recognized in the Company's consolidated statement of operations until such time as the preferred stock is converted to Hexcel common stock or redeemed. These deductions are reported under a caption "deemed preferred dividends and accretion" and represent a reduction of net income (loss) in arriving at net income (loss) available to common shareholders. The Company recognized deemed preferred dividends and accretion of $25.4 million and $9.6 million in the years ended December 31, 2004 and 2003, respectively. Included in deemed preferred dividends and accretion in 2004 is $12.9 million related to the conversion of a portion of mandatorily redeemable convertible preferred stock in connection with the secondary offering of the Company's common stock.

"Deemed preferred dividends and accretion" is composed of four components: accrued dividends, discount, beneficial conversion feature, and deferred issuance costs. The accretion of these components is a non-cash expense at the time of recognition. However, cash may be utilized to pay future dividends and/or for the redemption of the preferred stock. In addition, in each instance, the components are accrued over the life of the convertible preferred stock using the effective interest method.

The beneficial conversion feature to be accreted over the term of the convertible preferred stock was estimated to be $23.4 million. The beneficial conversion feature is the difference between the proceeds received from the issuance of the series A and series B convertible preferred stock, net of commitment fees, and the deemed fair market value at the closing of the Company's common stock into which the series A and series B convertible preferred stock is convertible. The deemed fair market value of the Company's common stock was calculated based upon the average price of the Company's common stock on March 19, 2003 of $2.93 per share.

Secondary Offering of Common Stock and Conversion of Mandatorily Redeemable Convertible Preferred Stock:

In December 2004, certain shareholders of the Company completed a secondary offering of 24,149,998 shares of Hexcel's common stock and in connection with such offering a portion of the Company's mandatorily redeemable convertible preferred stock was converted into common stock. Common shares offered included 11,100,086 shares offered by affiliates of the Goldman Sachs Group, Inc., and 13,049,912 shares offered equally by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. The shares offered by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC were obtained upon the conversion of 23,916 shares of series A and 77,875 shares of series B mandatorily redeemable convertible preferred stock. The Company received no net proceeds from this offering.

In connection with the offering of common shares and the conversion of mandatorily redeemable convertible preferred stock, the Company recorded two non-recurring charges in the fourth quarter of 2004. A non-cash charge of $12.9 million related to the conversion of a portion of the mandatorily redeemable convertible preferred stock was recorded. The charge represents the pro-rata portion of the unamortized beneficial conversion feature, issuance discount and deferred costs remaining from the original issuance of the securities. This charge has been included in "deemed preferred dividends and accretion" in the consolidated statements of operations. In addition, the Company recorded transaction costs of $1.1 million related to the secondary offering. The $1.1 million of transaction costs have been included in selling, general and administrative expenses in the consolidated statements of operations.

Assuming that the closing price of the Company's common stock for the trailing 60 consecutive days prior to March 20, 2006 exceeds $9.00 per share, pursuant to terms of the series A and series B convertible preferred stock, a mandatory conversion event would occur on March 20, 2006 and the outstanding series A preferred stock and series B preferred stock automatically convert into the Company's common stock. Upon conversion the Company would recognize a non-cash charge of $21.2 million. The charge would represent the write-off of the remaining unamortized beneficial conversion feature, issuance discount and deferred costs remaining from the original issuance of the securities and would be included in "deemed preferred dividends and accretion" in the consolidated statements of operations (see Note 14).

Note 11 - Related Parties

On December 19, 2000, investment funds controlled by The Goldman Sachs Group, Inc. (the "Goldman Sachs Investors") completed a purchase of approximately 14.5 million of the approximately 18 million shares of Hexcel common stock owned by Ciba Specialty Chemicals Holding, Inc. and certain of its affiliates. At such time, the shares acquired by the Goldman Sachs Investors represented approximately 39% of Hexcel's outstanding common stock. In addition, the Company and the Goldman Sachs Investors entered into a governance agreement that became effective on December 19, 2000. Under this governance agreement, the Goldman Sachs Investors have the right to, among other things, designate up to three directors to sit on the Company's board of directors.

On March 19, 2003, Hexcel issued 47,125 shares of series A convertible preferred stock and 47,125 shares of series B convertible preferred stock to the Goldman Sachs Investors for a cash payment of approximately $47.1 million. This issuance of preferred stock enabled the Goldman Sachs Investors to maintain their current percentage ownership interest in Hexcel's voting securities, consistent with their rights under the governance agreement entered into with Hexcel in 2000. On December 20, 2004, the Goldman Sachs investors sold 11,100,086 shares of Hexcel common stock in a public offering. As of December 31, 2004, the Goldman Sachs Investors held capital stock representing approximately 24.6% of Hexcel's outstanding voting power.

Also on March 19, 2003, Hexcel issued 77,875 shares of series A convertible preferred stock and 77,875 shares of series B convertible preferred stock to affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC (the "Berkshire/Greenbriar Investors") for a cash payment of approximately $77.9 million. On December 20, 2004, the Berkshire/Greenbriar Investors converted 14,466 shares of series A convertible preferred stock, and all 77,875 shares of their series B convertible preferred stock, into an aggregate of 9,899,914 shares of Hexcel common stock, and sold all such shares of common stock in a public offering. On December 23, 2004, the Berkshire/Greenbriar Investors converted an additional 9,450 shares of series A convertible preferred stock into 3,149,998 shares of Hexcel common stock, and sold all such shares of common stock in a public offering. As of December 31, 2004, the Berkshire/Greenbriar Investors held approximately 19.9% of Hexcel's outstanding voting power.

In conjunction with the aforementioned transactions, Hexcel and the Berkshire/Greenbriar Investors entered into a stockholders agreement, which gives the Berkshire/Greenbriar Investors the right to nominate up to two directors (of a total of ten) to Hexcel's board of directors and certain other rights. Under an amended governance agreement, the Goldman Sachs Investors will continue to have the right to nominate up to three directors. Both the stockholders agreement and the amended governance agreement require that the approval of at least six directors, including at least two directors not nominated by the Berkshire/Greenbriar Investors or the Goldman Sachs Investors, be obtained for board actions generally.

In connection with the Company's refinancing on March 19, 2003 an affiliate of the Goldman Sachs Investors performed underwriting services in connection with the Company's private offering (under Rule 144A) of the 9.875% Senior Secured Notes due 2008 and received $2.3 million for such services (see Note 8). In December 2004, an affiliate of the Goldman Sachs Investors performed underwriting services in connection with the public sale by the Goldman Sachs Investors and the Berkshire/Greenbriar Investors of an aggregate of 24,149,998 shares of Hexcel common stock and received $4.7 million for such services. On February 1, 2005, an affiliate of the Goldman Sachs Investors performed underwriting services in connection with the Company's private offering (under Rule 144A) of its 6.75% Senior Subordinated Notes due 2015 and received $2.4 million for such services (see Notes 2, 8 and 10).

Note 12 - Retirement and Other Postretirement Benefit Plans

Hexcel maintains qualified and nonqualified defined benefit retirement plans covering certain current and former U.S. and European employees and directors, as well as retirement savings plans covering eligible U.S. employees. The defined benefit retirement plans are generally based on years of service and employee compensation under either a career average or final pay benefits method, except as described below. The Company also participates in a union sponsored multi-employer pension plan covering certain U.S. employees with union affiliations.

Under the retirement savings plans, eligible U.S. employees can contribute up to 16% of their compensation to an individual 401(k) retirement savings account. Hexcel makes matching contributions equal to 50% of employee contributions, not to exceed 3% of employee compensation. The Company also makes profit sharing contributions when it meets or exceeds certain performance targets, which are set annually.

Effective December 31, 2000, the Company made certain changes to its U.S. retirement benefit plans that were intended to improve the flexibility and visibility of future retirement benefits for employees. These changes included an increase in the amount that the Company contributed to individual 401(k) retirement savings accounts and an offsetting curtailment of the Company's U.S. qualified defined benefit retirement plan ("U.S. Qualified Plan"). Beginning January 1, 2001, the Company started to contribute an additional 2% to 3% of each eligible employee's salary to an individual 401(k) retirement savings account, depending on the employee's age. This increases the maximum contribution to individual employee savings accounts to between 5% and 6% per year, before any profit sharing contributions. Offsetting the estimated incremental cost of this additional benefit, participants in the Company's U.S. Qualified Plan no longer accrued benefits under this plan after December 31, 2000, and no new employees will become participants. However, employees retained all benefits earned under this plan as of that date.

U.S. Defined Benefit Retirement Plans

The Company has developed an asset allocation policy for the U.S. Qualified Plan with consideration of the following long-term investment objectives: achieving a return on plan assets consistent with the funding requirements of the plan, maximizing portfolio return with expected total portfolio returns of 6.5%-7.5%, and minimizing the impact of market fluctuations on the fair value of the plan assets.

The Company's U.S. Qualified Plan's actual and target asset allocations based upon its investment policy as of December 31, 2004 and 2003 were as follows:

	Actual		
	2004	2003	Policy Range
Asset Class:			
Equities	58%	55%	45%-65%
Fixed Income	42%	44%	30%-50%
Cash	0%	1%	2%-10%

Cash is below target levels due to a high concentration of lump sum payments in 2004 and 2003. In 2004, the Company made additional contributions of $1.6 million to the plan to fund lump sum payments.

In addition to the broad asset allocations described above, the following investment policies apply to individual asset classes: equity investments can include common and preferred securities, American Depository Receipts, as well as mutual funds in such securities. The portfolios are required to be diversified among industries and economic sectors. No more than 10% of the plan's assets may be in illiquid securities. To enhance diversification and liquidity, equity investments have been directed into mutual funds. Short sales, margin purchases and similar speculative transactions are prohibited. Fixed income investments are oriented toward risk adverse, investment grade securities. The short-term portion of the portfolio will be invested in high-grade commercial paper (rated A-1 and P-1), treasury bills, and short-term repurchase agreements (collateralized by U.S. Treasury or Agency issue or commercial paper), approved bankers' acceptances and approved domestic certificates of deposit of banks. Longer term fixed income purchases will be limited to issues rated at or above BBB- by Standard & Poor's and Baa3 by Moody's, while the entire portfolio must have a minimum overall rating of AA by both rating agencies. Short sales, margin purchases and similar speculative transactions are prohibited. The portfolio should compare favorably to the Lehman Bros. Aggregate Index over a 5-year period.

The Company uses its long-term historical actual return experience, future expectations of long-term investment returns for each asset class, and the target asset allocation of the asset portfolio to develop the expected long-term rate of return assumptions used in the net periodic cost calculations of its U.S. Qualified Plan. As a result of an annual review of historical returns, market trends and recent asset allocations, the expected long-term rate of return for the 2005 plan year will remain at 7.5%.

The Company's funding policy for the U.S. Qualified Plan is to contribute amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws, plus such additional amounts that may be considered appropriate. Although no minimum funding contributions are required in 2005, the Company plans to contribute approximately $1.5 million to the U.S. Qualified Plan to fund expected lump sum payments.

The Company's funding policy for the nonqualified defined benefit retirement plans covering certain current and former U.S. employees and directors is generally to pay benefits as they are incurred. Under the provisions of these plans, the Company expects to contribute approximately $0.3 million in 2005 to cover unfunded benefits.

U.S. Postretirement Plans

In addition to defined benefit and retirement savings plan benefits, Hexcel also provides certain postretirement health care and life insurance benefits to eligible U.S. retirees. Depending upon the plan, benefits are available to eligible employees who retire on or after age 58 or 65 after rendering a minimum of 15 years or 25 years of service to Hexcel. The Company's funding policy for the U.S. Postretirement Plans is generally to pay covered expenses as they are incurred. Under the provisions of these plans, the Company expects to contribute approximately $1.9 million in 2005 to cover unfunded benefits.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was enacted by U.S. lawmakers. The Act, among other things, introduces a prescription drug benefit under Medicare and a non-taxable federal subsidy paid to sponsors of postretirement benefit plans that provide retirees with a drug benefit at least "actuarially equivalent" to these new benefits under Medicare. In May 2004, the FASB issued Staff Position No. FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FAS 106-2"), which provides guidance on the accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act (the "Act") to employers that sponsor postretirement health care plans that provide prescription drug benefits. In its guidance as provided by FAS 106-2, the FASB concluded that the favorable impact of the Act on the accumulated benefit obligation and net periodic postretirement benefit cost on or after the date of enactment should be reflected in a company's financial statements. The Company has reviewed the impact of FAS 106-2 on its postretirement benefit plans and has concluded that the enactment of the Act was not a significant event for its plans. As such, the effects of the Act will be incorporated in the valuation to be performed at the Company's next plan valuation date, December 31, 2004.

European Defined Benefit Retirement Plans

The Company maintains defined benefit retirement plans in the United Kingdom, Belgium and Austria covering certain employees and directors of its subsidiaries in those countries. The defined benefit plan in the United Kingdom (the "U.K. Plan") is the largest of the European plans. Consistent with practices in that country, assets in the U.K. Plan are invested principally in equities. As of December 31, 2004, 99% of the total assets in the U.K. Plan were invested in equities. Equity investments are made with the objective of achieving a return on plan assets consistent with the funding requirements of the plan, maximizing portfolio return with expected total portfolio returns of 7.5% - 8.0%, and minimizing the impact of market fluctuations on the fair value of the plan assets. The Company uses its long-term historical actual return experience to develop the expected long-term rate of return assumptions used in the net periodic cost calculations of its U.K. Plan. As a result of an annual review of historical returns and market trends, the expected long-term rate of return for the U.K. Plan for the 2005 plan year will be 8.0%. The Company plans to contribute approximately $2.1 million to the U.K. Plan during the 2005 plan year. The Company's Belgian and Austrian defined benefit plans are not significant.

Net Periodic Pension Expense

Net periodic expense for Hexcel's U.S. and European qualified and nonqualified defined benefit pension plans and its U.S. retirement savings plans for the three years ended December 31, 2004, was:

(In millions)	**2004**	2003	2002
Defined benefit retirement plans	**$ 7.5**	$ 6.1	$ 6.8
Union sponsored multi-employer pension plan	**0.1**	0.2	0.2
Retirement savings plans-matching contributions	**5.6**	5.4	4.5
Retirement savings plans, profit sharing and incentive contributions	**10.1**	8.0	6.5
Net periodic expense	**$23.3**	$19.7	$18.0

Defined Benefit Retirement and Postretirement Plans

Net periodic cost of Hexcel's defined benefit retirement and postretirement plans for the three years ended December 31, 2004, were:

Definied Benefit Retirement Plans	*U.S. Plans*			*European Plans*		
(In millions)	**2004**	2003	2002	**2004**	2003	2002
Service cost	**$ 0.9**	$ 0.7	$ 0.7	**$ 2.9**	$ 1.9	$ 4.3
Interest cost	**1.8**	1.7	1.6	**4.8**	4.0	3.0
Expected return on plan assets	**(1.1)**	(1.1)	(1.4)	**(4.8)**	(3.8)	(4.1)
Net amortization and deferral	**1.0**	0.7	0.5	**1.2**	1.4	1.7
Sub-total	**2.6**	2.0	1.4	**4.1**	3.5	4.9
Curtailment and settlement (gain) loss	**0.8**	0.9	0.5	**-**	(0.3)	–
Net periodic pension cost	**$ 3.4**	$ 2.9	$ 1.9	**$ 4.1**	$ 3.2	$ 4.9

Postretirement Plans	**2004**	2003	2002
Service cost	**$ 0.3**	$ 0.2	$ 0.1
Interest cost	**1.0**	0.8	0.8
Net amortization and deferral	**-**	(0.3)	(0.5)
Curtailment and settlement	**(0.2)**	–	–
Net periodic postretirement benefit cost	**$ 1.1**	$ 0.7	$ 0.4

The benefit obligation, fair value of plan assets, funded status, and amounts recognized in the consolidated financial statements for Hexcel's defined benefit retirement plans and postretirement plans, as of and for the years ended December 31, 2004 and 2003, were:

	Defined Benefit Retirement Plans					
	U.S. Plans		*European Plans*		*Postretirement Plans*	
(In millions)	**2004**	*2003*	**2004**	*2003*	**2004**	*2003*
Change in benefit obligation:						
Benefit obligation–beginning of year	**$ 30.4**	$ 25.9	**$ 85.1**	$ 66.5	**$ 18.7**	$ 13.0
Service cost	**0.9**	0.7	**2.8**	1.9	**0.3**	0.2
Interest cost	**1.8**	1.7	**4.8**	4.0	**1.0**	0.8
Plan participants' contributions	**–**	–	**1.2**	1.0	**0.5**	0.5
Amendments	**–**	–	**–**	–	**(3.2)**	0.3
Actuarial loss	**2.4**	4.4	**1.6**	5.4	**1.4**	6.3
Benefits paid	**(0.4)**	(0.4)	**(1.7)**	(1.9)	**(2.0)**	(2.4)
Curtailment and settlement gain	**(1.4)**	(1.9)		(0.5)	**–**	–
Currency translation adjustments	**–**	–	**7.6**	8.7	**–**	–
Benefit obligation–end of year	**$ 33.7**	$ 30.4	**$101.4**	$ 85.1	**$ 16.7**	$ 18.7
Change in plan assets:						
Fair value of plan assets–beginning of year	**$ 13.2**	$ 11.8	**$ 59.3**	$ 47.5	**$ –**	$ –
Actual return on plan assets	**1.2**	2.0	**6.2**	4.8	**–**	–
Employer contributions	**2.0**	1.7	**2.3**	2.0	**1.5**	1.9
Plan participants' contributions	**–**	–	**1.2**	1.0	**0.5**	0.5
Benefits paid	**(0.4)**	(0.4)	**(1.7)**	(1.9)	**(2.0)**	(2.4)
Currency translation adjustments	**–**	–	**5.1**	6.1	**–**	–
Settlements	**(1.6)**	(1.9)	**–**	(0.2)	**–**	–
Fair value of plan assets–end of year	**$ 14.4**	$ 13.2	**$ 72.4**	$ 59.3	**$ –**	$ –
Reconciliation of funded status to net amount recognized:						
Unfunded status	**$ (19.4)**	$ (17.2)	**$ (28.9)**	$ (25.8)	**$ (16.7)**	$ (18.7)
Unrecognized actuarial loss (gain)	**12.5**	11.4	**32.9**	31.1	**4.7**	(1.4)
Unamortized prior service cost (benefit)	**1.8**	2.0	**–**	–	**(4.2)**	3.5
Net amount recognized	**$ (5.1)**	$ (3.8)	**$ 4.0**	$ 5.3	**$ (16.2)**	$ (16.6)
Amounts recognized in Consolidated Balance Sheets:						
Accrued benefit costs	**$ –**	$ –	**$ (3.8)**	$ (5.9)	**$ –**	$ –
Intangible asset	**1.3**	1.6	**–**	–	**–**	–
Accrued benefit liability	**(17.3)**	(15.9)	**(0.2)**	–	**(16.2)**	(16.6)
Accumulated other comprehensive income (before tax for European Plans)	**10.9**	10.5	**8.0**	11.2	**–**	–
Net amount recognized	**$ (5.1)**	$ (3.8)	**$ 4.0**	$ 5.3	**$ (16.2)**	$ (16.6)

The measurement date used to determine the benefit obligations and plan assets of the defined benefit retirement and postretirement plans was December 31, 2004, with the exception of the U.K. Plan which had a measurement date of September 30, 2004.

The total accumulated benefit obligation ("ABO") for the U.S. defined benefit retirement plans was $31.4 million and $28.9 million as of December 31, 2004 and 2003, respectively. The U.S. Qualified Plan's ABO exceeded plan assets by $9.3 million and $9.1 million as of December 31, 2004 and 2003, respectively. All other U.S. plans were unfunded. The U.K. Plan had an ABO in excess of plan assets. This plan's ABO was $69.2 million and $58.3 million as of December 31, 2004 and 2003, respectively. A minimum pension obligation was recorded to the extent such excesses exceed the liability recognized under the provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions." Offsetting amounts were recorded in "intangible assets" to the extent of unrecognized prior service costs, with the remainder recorded in "accumulated other comprehensive income." Amortization of loss and other prior service costs is calculated on a straight-line basis over the expected future years of service of the plans' active participants.

As of December 31, 2004 and 2003, the accrued benefit costs for the U.S. defined retirement plans and postretirement benefit plans were included in "accrued compensation and benefits" and "other non-current liabilities," respectively, in the accompanying consolidated balance sheets.

Assumptions used to determine net periodic costs for the three years ended December 31, 2004, and estimate the actuarial present value of benefit obligations at December 31, 2004, 2003, and 2002 were as follows:

	2004	2003	2002
U.S. defined benefit retirement plans:			
Discount rates	**5.75%**	6.0%	6.8%
Rate of increase in compensation	**4.5%**	4.5%	4.5%
Expected long-term rate of return on plan assets	**7.5%**	7.5%	9.0%
European defined benefit retirement plans:			
Discount rates	**5.3% - 5.5%**	5.3% – 5.5%	5.3% – 6.0%
Rates of increase in compensation	**0.0% - 4.0%**	2.3% – 4.0%	2.5% – 3.8%
Expected long-term rates of return on plan assets	**5.0% - 8.0%**	5.0% – 8.0%	5.0% – 7.8%
Postretirement benefit plans:			
Discount rates	**5.75%**	6.0%	6.8%

The annual rate of increase in the per capita cost of covered health care benefits is assumed to be 11.0% for medical and 5.0% for dental and vision for 2005. The medical rates are assumed to gradually decline to 5.0% by 2013, whereas dental and vision rates are assumed to remain constant at 5.0%.

The following table presents the impact that a one-percentage-point increase and a one-percentage-point decrease in the assumed health care cost trend would have on the total of service and interest cost components, and on the postretirement benefit obligation:

(In millions)	**2004**	2003
One-percentage-point increase:		
Effect on total service and interest cost components	**$ 0.1**	$ 0.1
Effect on postretirement benefit obligation	**$ 1.0**	$ 1.4
One-percentage-point decrease:		
Effect on total service and interest cost components	**$ (0.1)**	$ (0.1)
Effect on postretirement benefit obligation	**$ (0.9)**	$ (1.2)

The Company sets the long-term rate of return on its plan assets based upon actual return experience, future expectations of long-term investment returns, and its actual and targeted asset allocations. Discount rate assumptions are based upon rates available on high quality, fixed income debt instruments, and rates of increase in compensation are determined by the Company based upon its long-term plans for such increases and assumed inflation. For the postretirement health care and life insurance benefit plans, the Company reviews external data and its historical trends for health care costs to determine the health care cost trend rates. Retirement and mortality rates are based primarily on actual plan experience. Actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic costs and recorded obligations in such future periods. While the Company believes that the assumptions used are appropriate, significant changes in economic or other conditions, employee demographics, retirement and mortality rates, and investment performance may materially impact such costs and obligations.

Note 13 - Income Taxes

Income before income taxes and the provision for income taxes, for the three years ended December 31, 2004, were as follows:

(In millions)	2004	2003	2002
Income (loss) before income taxes:			
U.S.	**$ 21.5**	$ (7.3)	$ (22.5)
International	**17.4**	11.1	30.2
Total income before income taxes	**$ 38.9**	$ 3.8	$ 7.7
Provision for income taxes:			
Current:			
U.S.	**$ 0.8**	$ 0.9	$ –
International	**11.5**	7.8	9.6
Current provision for income taxes	**12.3**	8.7	9.6
Deferred:			
U.S.	**0.6**	0.6	0.5
International	**(1.7)**	4.2	1.2
Deferred (benefit) provision for income taxes	**(1.1)**	4.8	1.7
Total provision for income taxes	**$ 11.2**	$ 13.5	$ 11.3

A reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate of 35% to the effective income tax rate, for the three years ended December 31, 2004, is as follows:

(In millions)	2004	2003	2002
Provision for taxes at U.S. federal statutory rate	**$ 13.6**	$ 1.3	$ 2.7
Foreign effective rate differential	**4.2**	0.2	0.2
Other permanent items	**0.2**	(0.8)	(0.1)
Valuation allowance	**(6.8)**	12.8	8.5
Total provision for income taxes	**$ 11.2**	$ 13.5	$ 11.3

In 2004, 2003 and 2002, the Company received dividends of $15.4 million, $79.2 million and $74.0 million, respectively from its foreign subsidiaries, which is taxable for U.S. income tax purposes. The taxable income resulting from the dividends is fully offset by net operating losses. This utilization of net operating losses resulted in a corresponding reduction in the valuation allowance.

As of December 31, 2004 and 2003, the Company has made no U.S. income tax provision for undistributed earnings of international subsidiaries. Such earnings are considered to be permanently reinvested.

Deferred Income Taxes

Deferred income taxes result from net operating loss carryforwards and temporary differences between the recognition of items for income tax purposes and financial reporting purposes. Principal components of deferred income taxes as of December 31, 2004 and 2003 were:

(In millions)	2004	2003
Net operating loss carryforwards	**$ 45.2**	$ 52.8
Reserves and other, net	**26.7**	25.0
Accelerated depreciation	**(18.1)**	(22.7)
Accelerated amortization	**69.9**	80.3
Unfunded pension liability	**12.9**	11.3
Valuation allowance (a)	**(133.9)**	(146.1)
Net deferred tax asset	**$ 2.7**	$ 0.6

(a) The reduction in the valuation allowance in 2004 was primarily due to the utilization of the U.S. net operating losses to offset current year U.S. taxable income. These net operating losses had a full valuation allowance against them at December 31, 2003.

The Company's U.S. operations have generated net operating losses ("NOL"). Through the first quarter of 2001, the Company recognized the benefit of these NOL carryforwards by increasing the deferred tax asset carried on its consolidated balance sheet.

During the second quarter of 2001, the Company began to experience a sharp decline in revenues from its electronics market. As a result, the Company reevaluated its ability to continue to recognize a benefit for U.S. net operating losses generated, and determined to increase its tax provision rate through the establishment of a non-cash valuation allowance attributable to the currently generated U.S. net operating losses until such time as the U.S. operations return to consistent profitability. Due to the effect of significant events that occurred since such time, including the delay in anticipated recovery in the electronics market, anticipated reductions in commercial aircraft production, and a general weakening of the economy, along with the sizable impairments on certain long-lived assets recognized in the fourth quarter of 2001, the Company reduced its estimates for future U.S. taxable income during the carryforward period. As such, the Company established a full valuation allowance on its U.S. deferred tax assets, which resulted in a tax provision of $32.6 million in the fourth quarter of 2001 to record a valuation allowance on previously reported tax assets.

During the fourth quarter of 2003, the Company increased its tax provision rate through the establishment of a $4.7 million non-cash valuation allowance on a deferred tax asset previously recognized by its Belgian subsidiary. Due to a weakening dollar and slower materialization of sales and margin improvements derived from recent manufacturing transformations, the Company reduced its estimates for future taxable income generated in Belgium during the carryforward period.

The Company will continue to adjust its tax provision rate through the establishment, or release, of a non-cash valuation allowance attributable to currently generated U.S. and Belgian net operating income (losses) until such time as the U.S. and Belgian operations, respectively, generate sufficient taxable income to utilize the net operating losses in full. Deferred tax assets require a valuation allowance when it is more likely than not that some portion of the deferred tax assets may not be realized. The realization of the deferred tax assets is dependent upon the timing and magnitude of future taxable income prior to the expiration of the deferred tax attributes. The amount of the deferred tax assets considered realizable, however, could change if estimates of future taxable U.S. and Belgian income during the carry-forward period improve. As a result of the Company's 2005 refinancing of long-term debt (see Note 2), U.S. interest expense will decline and U.S. pre-tax income will increase in 2005 and in future periods. During 2005, the Company will evaluate the impact of the increase in U.S. pre-tax income on the realization of the U.S. deferred tax asset and as a result, the Company may reverse a portion of its valuation allowance.

Net Operating Loss Carryforwards

As of December 31, 2004, Hexcel had net operating loss carryforwards for U.S. federal and Belgian income tax purposes of approximately $113.3 million and $16.9 million, respectively. On March 19, 2003, the Company completed a refinancing of its capital structure (see Notes 2, 8 and 10). As a result, the Company had an "ownership change" pursuant to IRC Section 382, which will limit the Company's ability to utilize net operating losses against future U.S. taxable income to $5.3 million per annum. The Company's U.S. net operating losses expire beginning 2019 and through 2023. The Company's foreign net operating losses can be carried forward without limitation.

Note 14 - Stockholders' Equity (Deficit)

Common Stock Outstanding

(Number of shares in millions)	***2004***	*2003*	*2002*
Common stock:			
Balance, beginning of year	**40.0**	39.8	39.4
Conversion of mandatorily redeemable convertible preferred stock	**13.0**	–	–
Activity under stock plans	**2.0**	0.2	0.4
Balance, end of year	**55.0**	40.0	39.8
Treasury stock:			
Balance, beginning of year	**1.3**	1.3	1.2
Repurchased	**0.1**	–	0.1
Balance, end of year	**1.4**	1.3	1.3
Common stock outstanding	**53.6**	38.7	38.5

Stock-Based Incentive Plans

Hexcel has various stock option and management incentive plans for eligible employees, officers, and directors. These plans provide for awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. Options to purchase common stock are generally granted at the fair market value on the date of grant. Substantially all outstanding options have a ten-year term and generally vest over a three-year period, except that the vesting period may be accelerated under certain circumstances. At December 31, 2004, the aggregate number of shares of stock issuable under these plans was 12.5 million shares.

As of December 31, 2004, 2003, and 2002, Hexcel had outstanding at each year end a total of 0.1 million performance accelerated restricted stock units ("PARS"). PARS are convertible to an equal number of shares of Hexcel common stock and generally vest at the end of a seven-year period (or upon the attainment of certain financial or stock performance objectives, if sooner), subject to certain events that may accelerate vesting. No PARS were converted into Hexcel common stock in 2004 or 2003, while 0.1 million PARS were converted into Hexcel common stock in 2002. No PARS were granted during the three years ended December 31, 2004.

In each of the years ended December 31, 2004, 2003 and 2002, Hexcel granted 0.3 million restricted stock units to eligible officers and employees. Restricted stock units are convertible to an equal number of shares of Hexcel common stock and generally vest ratably over a three-year period. In 2003, 0.1 million restricted stock units vested and were converted to an equal number of common shares. In the first quarter 2004, 0.2 million restricted stock units vested and were converted into common shares. In addition, the Company's Chief Executive Officer received approximately 0.1 million shares of common stock in connection with his hiring in July 2001, restricted during a twenty-month vesting period. The restriction was removed from 20% of the shares in March 2002 and from the remaining 80% of the shares in March 2003.

Compensation expense of $1.6 million, $0.8 million and $0.8 million was recognized in 2004, 2003 and 2002, respectively, in regards to the PARS, restricted stock units and the Chief Executive Officer's restricted stock. Compensation expense is recognized based on the quoted market price of Hexcel common stock on the date of grant. Refer to Note 1 for the pro forma disclosure required under FAS 123 that exemplifies the effects on net income (loss) available to common shareholders and net income (loss) per common share as if the Company had applied the fair value method of accounting for stock-based compensation.

Stock option data for the years ended December 31, 2004, 2003 and 2002, was:

(In millions, except per share data)	***Number of Options***	***Weighted Average Excercise Price***
Options outstanding as of January 1, 2002	7.4	$ 10.62
Options granted	1.3	$ 2.66
Options exercised	–	$ –
Options expired or canceled	(0.6)	$ 10.61
Options outstanding as of December 31, 2002	8.1	$ 8.81
Options granted	1.5	$ 3.06
Options exercised	(0.1)	$ 2.82
Options expired or canceled	(0.8)	$ 9.54
Options outstanding as of December 31, 2003	8.7	$ 8.26
Options granted	**0.7**	**$ 7.42**
Options exercised	**(1.6)**	**$ 7.95**
Options expired or canceled	**(0.3)**	**$ 10.58**
Options outstanding as of December 31, 2004	**7.5**	**$ 8.31**

The total number of options exercisable as of December 31, 2004, 2003 and 2002 were 5.1 million, 6.0 million and 5.9 million, respectively, at a weighted average exercise price per share of $9.59, $9.97 and $10.45, respectively.

The following table summarizes information about stock options outstanding as of December 31, 2004 (in millions, except per share data):

	Options Outstanding			***Options Exercisable***	
Range of Exercise Prices	***Number of Options Outstanding***	***Weighted Average Remaining Life (in Years)***	***Weighted Average Exercise Price***	***Number of Options Exercisable***	***Average Exercise Price***
$ 1.37 - 2.74	1.0	7.05	$ 2.67	0.6	$ 2.63
$ 2.75 - 2.98	0.2	8.05	$ 2.97	0.1	$ 2.97
$ 2.99 - 3.13	1.1	8.02	$ 3.13	0.3	$ 3.13
$ 3.14 - 7.38	1.2	7.48	$ 6.64	0.5	$ 5.64
$ 7.38 - 10.31	0.7	5.36	$ 9.58	0.7	$ 9.58
$ 10.32 - 10.50	0.8	6.58	$ 10.50	0.4	$ 10.50
$ 10.51 - 11.88	0.4	3.90	$ 11.30	0.4	$ 11.30
$ 11.89 - 12.00	1.2	2.83	$ 12.00	1.2	$ 12.00
$ 12.01 - 29.63	0.9	1.53	$ 15.32	0.9	$ 15.32
$ 1.37 - 29.63	7.5	5.59	$ 8.31	5.1	$ 9.59

The weighted average fair value of stock options granted during 2004, 2003 and 2002 was $4.20, $1.77 and $1.96, respectively, and was estimated using the Black-Scholes model with the following weighted-average assumptions:

	2004	*2003*	*2002*
Expected life (in years)	4	4	5
Interest rate	4.29%	3.12%	2.78%
Volatility	71.68%	78.09%	88.60%
Dividend yield	–	–	–

Employee Stock Purchase Plan ("ESPP")

Hexcel maintains an ESPP, under which eligible employees may contribute up to 10% of their base earnings toward the quarterly purchase of the Company's common stock at a purchase price equal to 85% of the fair market value of the common stock on the purchase date. As of December 31, 2004, the number of shares of common stock reserved for future issuances under the ESPP was 0.2 million. During 2004, 2003 and 2002, an aggregate total of approximately 0.2 million shares of common stock were issued under the ESPP.

Secondary Offering of Common Stock and Conversion of Mandatorily Redeemable Convertible Preferred Stock:

In December 2004, the Company completed a secondary offering of 24,149,998 shares of Hexcel's common stock by certain of its shareholders and the related conversion of mandatorily redeemable convertible preferred stock. Common shares offered included 11,100,086 shares offered by affiliates of the Goldman Sachs Group, Inc., and 13,049,912 shares offered equally by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC. The shares offered by affiliates of Berkshire Partners LLC and Greenbriar Equity Group LLC were obtained upon the conversion of 23,916 shares of series A and 77,875 shares of series B mandatorily redeemable convertible preferred stock.

In connection with the offering of common shares and the conversion of mandatorily redeemable convertible preferred stock, the Company recorded two non-recurring charges in the fourth quarter of 2004. A non-cash charge of $12.9 million related to the conversion of a portion of the mandatorily redeemable convertible preferred stock was recorded. The charge represents the pro-rata portion of the unamortized beneficial conversion feature, issuance discount and deferred costs remaining from the original issuance of the securities. This charge has been included in "deemed preferred dividends and accretion" in the Consolidated Statements of Operations. In addition, the Company recorded transaction costs of $1.1 million related to the secondary offering. The $1.1 million of transaction costs have been included in selling, general and administrative expenses in the Consolidated Statements of Operations (see Note 10).

Note 15 - Net Income (Loss) Per Common Share

Computations of basic and diluted net income (loss) per common share for the years ended December 31, 2004, 2003 and 2002, are as follows:

(in millions, except per share data)	*2004*	*2003*	*2002*
Basic net income (loss) per common share:			
Net income (loss)	**$ 28.8**	$(11.1)	$(13.6)
Deemed preferred dividends and accretion	**(25.4)**	(9.6)	–
Net income (loss) available to common shareholders	**$ 3.4**	$(20.7)	$(13.6)
Weighted average common shares outstanding	**39.3**	38.6	38.4
Basic net income (loss) per common share	**$ 0.09**	$(0.54)	$(0.35)
Diluted net income (loss) per common share:			
Net income (loss)	**$ 28.8**	$(11.1)	$(13.6)
Deemed preferred dividends and accretion	**(25.4)**	(9.6)	–
Net income (loss) available to common shareholders	**$ 3.4**	$(20.7)	$(13.6)
Plus: Deemed preferred dividends and accretion	**–**	–	–
Net income (loss) available to common shareholders Plus assumed conversions	**$ 3.4**	$(20.7)	$(13.6)
Weighted average common shares outstanding – Basic	**39.3**	38.6	38.4
Plus incremental shares from assumed conversions:			
Restricted stock units	**0.5**	–	–
Stock options	**2.3**	–	–
Mandatorily redeemable convertible preferred stock	**–**	–	–
Weighted average common shares outstanding – Diluted	**42.1**	38.6	38.4
Diluted net income (loss) per common share	**$ 0.08**	$(0.54)	$(0.35)

The Company's convertible subordinated debentures, due 2011, were excluded from the computation of diluted net income (loss) per common share for the years ended December 31, 2004, 2003 and 2002 as it was anti-dilutive. Also, the Company's mandatorily redeemable convertible preferred stock was excluded from the computation of diluted net income (loss) per common share for the years ended December 31, 2004 and 2003 as it was anti-dilutive. A portion of the Company's stock options were excluded from the computation of diluted net income per common share for the year ended December 31, 2004 and all of the stock options and restricted stock were excluded from the computation of diluted net loss per common share for the year ended December 31, 2003 as they were anti-dilutive. In addition, the Company's convertible subordinated notes, due 2003, were excluded from this computation of diluted net loss per common share for the year ended December 31, 2002 as it was anti-dilutive. The convertible subordinated notes, due 2003, were repaid in full on March 19, 2003.

Note 16 - Derivative Financial Instruments

Interest Rate Swap Agreements

In the fourth quarter of 2003, the Company entered into interest rate swap agreements for an aggregate notional amount of $100.0 million. The interest rate swap agreements effectively convert the fixed interest rate of 9.75% on $100.0 million of the Company's senior subordinated notes, due 2009, into variable interest rates. The variable interest rates payable by the Company in connection with the swap agreements range from LIBOR + 6.12% to LIBOR + 6.16%, and are reset semiannually on January 15 and July 15 of each year the swap agreements are in effect. Interest payment dates under the swap agreements of January 15 and July 15 match the interest payment dates set by the senior subordinated notes. The interest rate swap agreements mature on January 15, 2009, the maturity date of the senior subordinated notes. The swap agreements are cancelable at the option of the fixed rate payer under terms that mirror the call provisions of the senior subordinated notes, due 2009. The aggregate fair value and carrying amount of these swap agreements was a reduction in notes payable of $1.4 million and $0.5 million as of December 31, 2004 and 2003, respectively. For 2004 and 2003, hedge ineffectiveness was immaterial. A net gain of $2.0 million and $0.5 million was recognized as a component of "interest expense" for 2004 and 2003, respectively.

Cross-Currency Interest Rate Swap Agreement

In 2003, the Company entered into a cross-currency interest rate swap agreement, which effectively exchanges a loan of 12.5 million Euros at a fixed rate of 7% for a loan with a notional amount of $13.5 million at a fixed rate of 6.02% over the term of the agreement expiring December 1, 2007. The Company entered into this agreement to effectively hedge interest and principal payments relating to an intercompany loan denominated in Euros. The fair value and carrying amount of this swap agreement was $3.6 million and $2.5 million at December 31, 2004 and 2003, respectively. During 2004 and 2003, hedge ineffectiveness was immaterial. A net loss of $0.5 million for the years ended December 31, 2004 and 2003 was recognized as a component of "comprehensive income (loss)." Over the next twelve months, no material unrealized losses recorded in "accumulated other comprehensive loss" relating to this agreement are expected to be reclassified into earnings.

Foreign Currency Forward Exchange Contracts

A number of the Company's European subsidiaries are exposed to the impact of exchange rate volatility between the U.S. dollar and the subsidiaries' functional currencies, being either the Euro or the British Pound Sterling. In 2001, Hexcel entered into a number of foreign currency forward exchange contracts to exchange U.S. dollars for Euros at fixed rates on specified dates through March 2005. During the fourth quarter of 2003, Hexcel entered into similar contracts to also exchange U.S. dollars for Euros through March 2005. The aggregate notional amount of these contracts was $18.2 million and $62.9 million at December 31, 2004 and 2003, respectively. The purpose of these contracts is to hedge a portion of the forecasted transactions of European subsidiaries under long-term sales contracts with certain customers. These contracts are expected to provide the Company with a more balanced matching of future cash receipts and expenditures by currency, thereby reducing the Company's exposure to fluctuations in currency exchange rates. For the three years ended December 31, 2004, hedge ineffectiveness was immaterial.

The activity in "accumulated other comprehensive income (loss)" related to foreign currency forward exchange contracts for the years ended December 31, 2004, 2003 and 2002 was as follows:

(in millions)	***2004***	*2003*	*2002*
Unrealized gains at beginning of period	**$ 6.4**	$ 2.3	$ (4.0)
(Gains) losses reclassified to net sales	**(6.7)**	(1.9)	0.1
Increase in fair value	**1.6**	6.0	6.2
Unrealized gains at end of period	**$ 1.3**	$ 6.4	$ 2.3

Unrealized gains of $1.3 million recorded in "accumulated other comprehensive income," net of tax, as of December 31, 2004 are expected to be reclassified into earnings over the next twelve months as the hedged sales are recorded. With the change in the value and amount of hedges in place between December 31, 2003 and December 31, 2004, the benefit derived from hedging will be lower in 2005 than it was in 2004.

Foreign Currency Options

Consistent with its strategy to create cash flow hedges of foreign currency exposures, the Company purchased foreign currency options to exchange U.S. dollars for British Pound Sterling during 2004. The nominal amount of the options is $10.0 million.

Note 17 - Commitments and Contingencies

Hexcel is involved in litigation, investigations and claims arising out of the normal conduct of its business, including those relating to commercial transactions, environmental, employment, health and safety matters. The Company estimates and accrues its liabilities resulting from such matters based on a variety of factors, including the stage of the proceeding; potential settlement value; assessments by internal and external counsel; and assessments by environmental engineers and consultants of potential environmental liabilities and remediation costs. Such estimates may or may not include potential recoveries from insurers or other third parties and are not discounted to reflect the time value of money due to the uncertainty in estimating the timing of the expenditures, which may extend over several years.

While it is impossible to ascertain the ultimate legal and financial liability with respect to certain contingent liabilities and claims, the Company believes, based upon its examination of currently available information, its experience to date, and advice from legal counsel, that the individual and aggregate liabilities resulting from the ultimate resolution of these contingent matters, after taking into consideration its existing insurance coverage and amounts already provided for, will not have a material adverse impact on the Company's consolidated results of operations, financial position or cash flows.

Environmental Claims and Proceedings

The Company is subject to numerous federal, state, local and foreign laws and regulations that impose strict requirements for the control and abatement of air, water and soil pollutants and the manufacturing, storage, handling and disposal of hazardous substances and waste. These laws and regulations include the Federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA" or "Superfund"), the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and analogous state and foreign laws and regulations, as well as the Toxic Substance Control Act and similar foreign laws and regulations. Regulatory standards under these environmental laws and regulations have tended to become increasingly stringent over time.

Hexcel has been named as a potentially responsible party ("PRP") with respect to several hazardous waste disposal sites that it does not own or possess, which are included on, or proposed to be included on, the Superfund National Priority List of the U.S. Environmental Protection Agency ("EPA") or on equivalent lists of various state governments. Because CERCLA allows for joint and several liability in certain circumstances, the Company could be responsible for all remediation costs at such sites, even if it is one of many PRPs. The Company believes, based on the amount and the nature of its waste, and the number of other financially viable PRPs, that its liability in connection with such matters will not be material.

Pursuant to the New Jersey Industrial Site Recovery Act, Hexcel entered into a Remediation Agreement to pay for the environmental remediation of a manufacturing facility it owns and formerly operated in Lodi, New Jersey. Hexcel has commenced remediation of this site in accordance with an approved plan, however, the ultimate cost of remediating the Lodi site will depend on developing circumstances.

In October 2003, Hexcel, along with 66 other entities, received a directive from the New Jersey Department of Environmental Protection ("NJDEP") that requires the entities to assess whether operations at various New Jersey sites, including Hexcel's Lodi facility, caused damage to natural resources in the Lower Passaic River watershed. In February 2004, Hexcel received a similar general notice letter from the EPA which requests Hexcel, along with 42 other entities, to consider helping to finance an estimated $10 million EPA study of environmental conditions in the Lower Passaic River watershed. Hexcel believes it has viable defenses to the EPA and NJDEP claims and Hexcel expects that many yet unnamed parties also will receive directives and/or notices from the NJDEP and EPA, respectively. Hexcel's ultimate liability, if any, under these claims cannot be determined at this time.

Hexcel was party to a cost-sharing agreement regarding the operation of certain environmental remediation systems necessary to satisfy a post-closure care permit issued to a previous owner of the Company's Kent, Washington, site by the EPA. Under the terms of the cost-sharing agreement, the Company was obligated to reimburse the previous owner for a portion of the cost of the required remediation activities. The Company determined that the cost-sharing agreement terminated in December 1998, however, the other party disputes this determination.

The Company's estimate of its liability as a PRP and the remaining costs associated with its responsibility to remediate the Lodi, New Jersey, and Kent, Washington sites is accrued in its consolidated balance sheets. As of December 31, 2004 and 2003, the Company's aggregate environmental related accruals were $4.1 million and $4.0 million, respectively. As of December 31, 2004 and 2003, $1.0 million and $1.3 million, respectively, were included in accrued liabilities, with the remainder included in other non-current liabilities. As related to certain of its environmental matters, the Company's accrual was estimated at the low end of a range of possible outcomes since there was no better point within the range. If the Company had accrued for these matters at the high end of the range of possible outcomes, the Company's accruals would have been $1.6 million and $1.3 million higher at December 31, 2004 and 2003, respectively. These accruals can change significantly from period to period due to such factors as additional information on the nature or extent of contamination, the methods of remediation required, changes in the apportionment of costs among responsible parties and other actions by governmental agencies or private parties, or the impact, if any, of the Company being named in a new matter.

Environmental remediation spending charged directly to the Company's reserve balance for 2004, 2003 and 2002, was $1.0 million, $2.4 million and $1.4 million, respectively. In addition, the Company's operating costs relating to environmental compliance were $6.0 million, $4.9 million and $4.4 million, for 2004, 2003 and 2002, respectively, and were charged directly to expense. Capital expenditures for environmental matters approximated $1.1 million, $0.7 million and $0.9 million for 2004, 2003 and 2002, respectively. The Company expects the level of spending on remediation, environmental compliance and capital spending in 2005 to approximate spending levels in prior years.

Other Proceedings

Hexcel has been advised that the Antitrust Division of the United States Department of Justice has closed its investigation of the carbon fiber and carbon fiber prepreg industries which commenced in 1999. No indictments have been issued in the case to the Company or any of its employees or representatives.

As a result of the investigations, in 1999 Hexcel, along with others in the industry, were joined in a class action lawsuit alleging antitrust violations in the sale of carbon fiber, carbon fiber industrial fabrics and carbon fiber prepreg (Thomas & Thomas Rodmakers, Inc. et. al. v. Newport Adhesives and Composites, Inc., et. al., Amended and Consolidated Class Action Complaint filed October 4, 1999, United States District Court, Central District of California, Western Division, CV-99-07796-GHK (CTx)). On August 26, 2004, Hexcel entered into a stipulation of settlement with the plaintiffs in the Thomas & Thomas Rodmakers, Inc. federal class action for $7.0 million. The settlement was approved by the court on January 31, 2005 and the Company has paid the settlement amount in full. Hexcel denied and continues to deny the allegations in this case, but believes that the costs of continuing defense outweighed the costs of settlement.

Of the eleven companies that have opted out of the class in the Thomas & Thomas Rodmakers, Inc. case, one, Horizon Sports Technologies, Inc., has filed a case on its own behalf, with similar allegations (Horizon Sports Technologies, Inc., v. Newport Adhesives and Composites, Inc., et. al., First Amended Complaint filed October 15, 2002, United States District Court, Central District of California, Southern Division, CV-99-7796 (FMC) (RNBx) (C.D. Cal)). The Company is not in a position to predict the outcome of the lawsuit, but believes that the lawsuit is without merit as to the Company. The Company has entered into statue of limitation tolling agreements with two of the opt out companies and with one co-defendant that also purchased product of the alleged conspiracy.

The Company has also been joined as a party in numerous class action lawsuits in California and in Massachusetts spawned by the Thomas & Thomas Rodmakers, Inc. class action. These actions also allege antitrust violations and are brought on behalf of purchasers located in California and in Massachusetts, respectively, who indirectly purchased carbon fiber products. The California cases have been ordered to be coordinated in the Superior Court for the County of San Francisco and are currently referred to as Carbon Fibers Cases I, II and III, Judicial Council Coordinator Proceeding Numbers 4212, 4216 and 4222. The California cases are Lazio v. Amoco Polymers Inc., et.al., filed August 21, 2000; Proiette v. Newport Adhesives and Composite, Inc. et. al., filed September 12, 2001; Simon v. Newport Adhesives and Composite, Inc. et. al., filed September 21, 2001; Badal v. Newport Adhesives and Composite, Inc. et.al., filed September 26, 2001; Yolles v. Newport Adhesives and Composite, Inc. et.al., filed September 26, 2001; Regier v. Newport Adhesives and Composite, Inc. et.al., filed October 2, 2001; and Connolly v. Newport Adhesives and Composite, Inc. et.al., filed October 4, 2001; Elisa Langsam v Newport Adhesives and Composites, Inc, et al., filed October 4, 2001; Jubal Delong et al. v Amoco Polymers, Inc. et al., filed October 26, 2001; and Louis V. Ambrosio v Amoco Polymers, Inc. et. al., filed October 25, 2001. The Massachusetts case is Ostroff v. Newport Adhesives and Composites, Inc. et. al., filed June 7, 2002 in the Superior Court Department of the Trial Court of Middlesex, Massachusetts, Civil Action No. 02-2385. The Company is not in a position to predict the outcome of these lawsuits, but believes that the lawsuits are without merit as to the Company.

In 1999, a qui tam case was filed under seal by executives of Horizon Sports Technologies, Inc. alleging that Boeing and other prime contractors to the United States Government and certain carbon fiber and carbon fiber prepreg manufacturers, including the Company, submitted claims for payment to the U.S. Government which were false or fraudulent because the defendants knew of the alleged conspiracy to fix prices of carbon fiber and carbon prepreg described in the above cases (United States ex rel. Beck, v. Hexcel Corp., et al., filed July 27, 1999, in the United States District Court for the Southern District of California, Civil Action No. 99-CV-1557 (BEN) (JMA) (S.D. Cal.)). The case was unsealed in 2002 when the U.S. advised that it was unable to decide whether to intervene in the case based on the information available to it at that time and the Relators served the Company and other defendants. The Company is not in a position to predict the outcome of the lawsuit, but believes that the lawsuit is without merit as to the Company.

In 2004, Hercules Incorporated ("Hercules"), a defendant in the above cases, filed an action against the Company seeking a declaratory judgment that, pursuant to a 1996 Sale and Purchase Agreement between Hercules and the Company, (whereby the Company acquired the carbon fiber and prepreg assets of Hercules), the Company is required to defend and indemnify Hercules against any liabilities of Hercules alleged in these cases (Hercules Incorporated v. Hexcel Corporation, Supreme Court of the State of New York, County of New York, No. 604098/04). The Company is not in a position to predict the outcome of the lawsuit, but believes it is without merit.

Letters of Credit

Letters of credit are purchased guarantees that ensure the performance or payment to third parties in accordance with specified terms and conditions. The Company had $24.3 million and $23.5 million letters of credit outstanding at December 31, 2004 and 2003, respectively, of which $11.1 million was issued in support of a loan to the Company's BHA Aero joint venture in China.

During the fourth quarter of 2004, BHA Aero Composites Parts Co. ("BHA Aero") and its equity owners (Hexcel, Boeing International Holdings, Ltd. ("Boeing") and China Aviation Industry Corp. 1 ("AVIC")) reached an agreement on the re-capitalization of BHA Aero and a refinancing of BHA Aero's third party loans. Pursuant to the terms of the agreement, Hexcel and Boeing agreed to purchase newly issued registered capital of BHA Aero for $7.5 million in cash, resulting in an increase in each of their respective ownership interests from 33.33% to 40.48%. Upon the completion of the equity investment, BHA Aero will refinance its existing bank loans with a new five year bank term loan. The new five year bank term loan will be supported by guarantees from Boeing and AVIC. In addition, as part of the refinancing, Hexcel has agreed to reimburse Boeing and AVIC for a proportionate share of the losses they would incur if their guarantees of the new bank loan were to be called, up to a limit of $6.1 million. Upon completion of the refinancing, Hexcel's standby letter of credit of $11.1 million, which supports BHA Aero's current bank loan, would terminate and would not be reissued. On January 19, 2005, Hexcel and Boeing made their respective cash equity investments of $7.5 million in BHA Aero. The refinancing of BHA Aero's bank debt was completed on January 26, 2005, and Hexcel's standby letter of credit terminated on February 15, 2005 (see Note 7).

Guarantees

On January 1, 2003, the Company adopted the recognition and measurement provisions of FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," (FIN 45"). FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee and is applicable on a prospective basis to all guarantees issued of modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the consolidated financial statements.

On January 20, 2005, Hexcel entered into a letter of awareness whereby Hexcel became contingently liable to pay DIC up to $1.8 million with respect to DHL's new debt obligations under certain circumstances (see Note 7).

Product Warranty

The Company provides for an estimated amount of product warranty at the time revenue is recognized. This estimated amount is provided by product and based on historical warranty experience. In addition, the Company periodically reviews its warranty accrual and records any adjustments as deemed appropriate. Warranty expense for the years ended December 31, 2004, 2003 and 2002, and accrued warranty cost, included in "other accrued liabilities" in the consolidated balance sheets at December 31, 2004 and 2003, were as follows:

(in millions)	***Product Warranties***
Balance as of January 1, 2002	$ 5.0
Warranty expense	2.9
Deductions and other	(3.9)
Balance as of December 31, 2002	$ 4.0
Warranty expense	3.5
Deductions and other	(2.5)
Balance as of December 31, 2003	$ 5.0
Warranty expense	**4.0**
Deductions and other	**(3.9)**
Balance as of December 31, 2004	**$ 5.1**

Note 18 - Supplemental Cash Flow

Supplemental cash flow information, including non-cash financing and investing activities, for the years ended December 31, 2004, 2003 and 2002, consisted of the following:

(in millions)	***2004***	*2003*	*2002*
Cash paid for:			
Interest	**$ 47.1**	$ 51.7	$59.3
Taxes	**$ 10.4**	$ 9.4	$ 8.4
Non-cash items:			
Conversion of mandatorily redeemable convertible preferred stock	**$ 40.9**	$ –	$ –
Common stock issued under incentive plans	**$ 0.6**	$ 0.4	$ 2.0

Note 19 - Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) and other gains and losses affecting shareholders' equity (deficit) that are not reflected in the consolidated statements of operations. The components of accumulated other comprehensive income (loss) as of December 31, 2004 and 2003 were as follows:

(in millions)	***2004***	*2003*
Currency translation adjustments	**$ 33.5**	$20.5
Minimum pension obligations	**(15.4)**	(17.6)
Net unrealized gains on financial instruments	**0.3**	5.9
Accumulated other comprehensive income	**$ 18.4**	$ 8.8

Note 20 - Segment Information

The financial results for Hexcel's business segments have been prepared using a management approach, which is consistent with the basis and manner in which Hexcel management internally segregates financial information for the purposes of assisting in making internal operating decisions. Hexcel evaluates performance based on operating income and generally accounts for intersegment sales based on arm's-length prices. Corporate and other expenses are not allocated to the business segments, except to the extent that the expenses can be directly attributed to the business segments. Accounting principles used in the segment information are the same as those used for the consolidated financial statements. Hexcel's business segments and related products are as follows:

Reinforcements: This segment manufactures and sells industrial fabrics and other specialty reinforcement products produced from carbon, glass and aramid fibers. These reinforcement products comprise the foundation of most composite materials, parts and structures. The segment weaves electronic fiberglass fabrics that are a substrate for printed wiring boards. All of the Company's electronics sales come from reinforcement fabric sales. This segment also sells products for industrial applications such as body armor, composite reinforcement, and decorative blinds and screens. In addition, this segment sells to the Company's Composites business segment, and to other third-party customers in the commercial aerospace and space and defense markets.

Composites: This segment manufactures and sells carbon fibers and composite materials, including prepregs, honeycomb, structural adhesives, sandwich panels and specially machined honeycomb parts, primarily to the commercial aerospace and space and defense markets, as well as to industrial markets. This segment also sells to the Company's Structures business segment.

Structures: This segment manufactures and sells a range of lightweight, high-strength composite structures to the commercial aerospace and space and defense markets.

The following table presents financial information on the Company's business segments as of December 31, 2004, 2003 and 2002, and for the years then ended:

(in millions)	**Reinforcements**	**Composites**	**Structures**	**Corporate/ Eliminations**	**Total**
Third-Party Sales					
2004	**$ 319.4**	**$ 683.9**	**$ 71.2**	**$ –**	**$ 1,074.5**
2003	232.8	584.8	79.3	–	896.9
2002	217.9	532.4	100.5	–	850.8
Intersegment sales					
2004	**$ 103.3**	**$ 19.0**	**$ –**	**$ (122.3)**	**$ –**
2003	83.7	15.6	–	(99.3)	–
2002	70.3	17.2	–	(87.5)	–
Operating income (loss)					
2004	**$ 39.7**	**$ 89.1**	**$ 3.8**	**$ (43.8)**	**$ 88.8**
2003	16.2	66.8	4.2	(27.2)	60.0
2002	19.6	65.8	0.4	(25.6)	60.2
Depreciation					
2004	**$ 16.5**	**$ 33.5**	**$ 1.9**	**$ 0.1**	**$ 52.0**
2003	17.3	32.7	2.1	0.1	52.2
2002	15.4	29.3	2.4	0.1	47.2
Equity in earnings (losses) of and write-down of an investment in affiliated companies					
2004	**$ 2.5**	**$ –**	**$ (1.4)**	**$ –**	**$ 1.1**
2003	2.1	–	(3.5)	–	(1.4)
2002	(5.2)	–	(4.8)	–	(10.0)
Business consolidation and restructuring expenses (net credits)					
2004	**$ 0.7**	**$ 2.3**	**$ –**	**$ (0.1)**	**$ 2.9**
2003	1.8	1.8	0.2	0.2	4.0
2002	(0.5)	1.9	0.2	(1.1)	0.5
Business consolidation and restructuring payments					
2004	**$ 0.7**	**$ 3.5**	**$ 0.2**	**$ 0.3**	**$ 4.7**
2003	2.2	5.0	1.0	0.9	9.1
2002	7.9	11.2	1.6	3.6	24.3
Segment assets					
2004	**$ 266.8**	**$ 471.4**	**$ 69.1**	**$ (30.5)**	**$ 776.8**
2003	238.8	452.9	62.1	(31.1)	722.7
2002	245.4	435.5	80.8	(53.6)	708.1
Investments in affiliated companies					
2004	**$ 5.7**	**$ –**	**$ (0.2)**	**$ –**	**$ 5.5**
2003	6.2	–	1.2	–	7.4
2002	29.2	–	4.8	–	34.0
Capital expenditures					
2004	**$ 10.3**	**$ 26.4**	**$ 0.4**	**$ 1.0**	**$ 38.1**
2003	6.9	14.4	0.3	–	21.6
2002	4.0	10.4	0.4	0.1	14.9

Geographic Data

Net sales and long-lived assets, by geographic area, consisted of the following for the three years ended December 31, 2004, 2003 and 2002:

(in millions)	*2004*	*2003*	*2002*
Net sales to external customers (a):			
United States	**$ 603.0**	$ 502.2	$ 492.7
International			
France	**201.8**	170.1	148.8
United Kingdom	**91.3**	79.4	73.4
Other	**178.4**	145.2	135.9
Total international	**471.5**	394.7	358.1
Total consolidated net sales	**$ 1,074.5**	$ 896.9	$ 850.8
Long-lived assets:			
United States	**$ 178.4**	$ 198.0	$ 225.3
International			
France	**41.9**	38.4	34.3
United Kingdom	**43.7**	40.1	35.3
Other	**38.3**	34.1	31.7
Total international	**123.9**	112.6	101.3
Total consolidated long-lived assets	**$ 302.3**	$ 310.6	$ 326.6

(a) Certain prior years' revenues have been reclassified to conform to the 2004 presentation.

Net sales are attributed to geographic areas based on the location in which the product is manufactured. U.S. net sales include U.S. exports to non-affiliates of $76.2 million, $73.0 million, and $67.3 million, for the years ended December 31, 2004, 2003 and 2002, respectively. Long-lived assets primarily consist of property, plant and equipment and other tangible assets.

Significant Customers

The Boeing Company and its subcontractors accounted for approximately 19.3%, 22.7% and 23.9% of 2004, 2003 and 2002 net sales, respectively. Similarly, EADS, including Airbus and its subcontractors accounted for approximately 20.7%, 19.6% and 16.3% of 2004, 2003 and 2002 net sales, respectively.

Note 21 – Other Income (Expense), Net

Other income (expense), net, for the years ended December 31, 2004, 2003 and 2002, consisted of the following:

(in millions)	*2004*	*2003*	*2002*
Gains on sale of assets	**$ 4.0**	$ 2.2	$ –
Accrual for certain legal matters	**(7.0)**	–	–
Other income (expense), net	**$ (3.0)**	$ 2.2	$ –

During 2004, the Company recorded an accrual of $7.0 million in connection with a stipulation of settlement for the same amount, signed with the plaintiffs on September 30, 2004, in the ongoing carbon fiber federal class action case (see Note 17). The settlement was approved by the court on January 31, 2005 and the Company paid the settlement amount in full in February 2005. The Company denied and continues to deny the allegations in this case, but believes that the costs of continuing defense outweighed the costs of settlement.

During 2004, the Company sold surplus land at one of its U.S. manufacturing facilities for net cash proceeds of $6.5 million and recognized a net $4.0 million gain on the sale.

In 2003, the Company sold certain assets of its Structures business segment in two separate transactions for combined proceeds of $5.7 million, net of customary closing costs, and recognized an aggregate gain of $2.2 million.

There were no items related to other income or expense in 2002.

Note 22 – Non-Recurring Expenses

During 2004, the Company recorded transaction costs of $1.1 million related to the secondary offering of its common stock. The $1.1 million of transaction costs have been included in selling, general and administrative expenses in the consolidated statements of operations (see Notes 10 and 14).

During 2002, the Company recorded $1.5 million of expenses associated with the Company's agreement to issue mandatorily redeemable convertible preferred stock. The $1.5 million of expenses were included in selling, general and administrative expenses in the consolidated statement of operations.

Note 23 – Non-Operating Income (Expense), Net

Non-operating income (expense), net, for the years ended December 31, 2004, 2003 and 2002, consisted of the following:

(in millions)	***2004***	*2003*	*2002*
Gains relating to de-mutualization of an insurance company	**$ 1.0**	$ –	$ –
Gain on expiration of contingent liability	**–**	1.4	–
Gain (loss) on early retirement of debt	**(3.2)**	(4.0)	0.5
Litigation gain	**–**	–	9.8
Non-operating income (expense), net	**$ (2.2)**	$ (2.6)	$ 10.3

During the first quarter of 2004, the Company became aware of an existing asset custodial account created upon the de-mutualization of an insurance company in December 2001. Assets distributed to the custodial account resulted from the existence of certain group life insurance, disability and dental plans insured by the de-mutualized company. The assets held in the account will be used to defray a portion of future funding requirements associated with these plans. In connection therewith, the Company recognized a gain of $0.6 million. In addition, during the second quarter of 2004, the Company sold the underlying securities obtained through the de-mutualization recognizing an additional gain of $0.4 million.

During 2004, the Company repurchased $44.8 million principal amount of its 9.75% senior subordinated notes, due 2009, recognizing losses of $3.2 million on the early retirement of debt. The losses resulted from market premiums paid, as well as the write-off of related unamortized deferred financing costs and original issuance discount.

During 2003, the Company recognized a $1.4 million gain attributable to a prior business sale, which occurred in April 2000. Pursuant to the sale agreement, Hexcel retained a contingent obligation for certain customer warranty claims, which expired in 2003. As a result, the Company reversed the $1.4 million contingent liability established at the time of the sale.

In connection with its refinancing of its capital structure in 2003, the Company incurred a $4.0 million loss on early retirement of debt due to the write-off of unamortized deferred financing costs relating to the former senior credit facility and the 7% convertible subordinated notes, due 2003.

In 2002, the Company recognized a $0.5 million gain on the early retirement of the Company's 7.0% convertible subordinated debentures, due 2011, in satisfaction of an annual sinking fund requirement. Also, in 2002, the Company recognized a litigation gain of $9.8 million (net of related fees and expenses) in connection with a contract dispute with Hercules, Inc. that arose out of the acquisition of Hercules' Composites Products Division in 1996. The net cash proceeds received from Hercules Inc. of $11.1 million were in satisfaction of the judgment entered in favor of the Company after Hercules had exhausted all appeals from a lower court decision in the New York courts.

Note 24 - Quarterly Financial and Market Data (Unaudited)

Quarterly financial and market data for the years ended December 31, 2004 and 2003 were:

(in millions)	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter(a)(b)*
2004				
Net sales	**$ 262.8**	**$ 272.2**	**$ 263.1**	**$ 276.4**
Gross margin	**54.6**	**61.5**	**54.9**	**58.1**
Business consolidation and restructuring expenses	**0.5**	**0.9**	**0.6**	**0.9**
Other expense, net	**-**	**1.5**	**1.5**	**-**
Operating income	**23.7**	**25.9**	**18.6**	**20.6**
Non-operating expense, net	**0.1**	**0.5**	**-**	**1.6**
Deemed preferred dividends and accretion	**(3.1)**	**(3.1)**	**(3.2)**	**(16.0)**
Net income (loss) available to common shareholders	**5.0**	**5.7**	**1.1**	**(8.4)**
Net income (loss) per common share:				
Basic	**$ 0.13**	**$ 0.14**	**$ 0.03**	**$ (0.20)**
Diluted	**$ 0.09**	**$ 0.10**	**$ 0.03**	**$ (0.20)**
Market price:				
High	**$ 8.70**	**$ 12.10**	**$ 14.16**	**$ 17.92**
Low	**$ 6.92**	**$ 6.72**	**$ 10.30**	**$ 13.65**
2003				
Net sales	$ 228.6	$234.1	$ 212.8	$ 221.4
Gross margin	46.0	47.6	39.6	41.3
Business consolidation and restructuring expenses	0.7	0.7	1.0	1.6
Other income, net	–	1.8	0.4	–
Operating income	17.2	18.8	11.1	10.7
Non-operating income (expense), net	(4.0)	1.4	–	–
Deemed preferred dividends and accretion	(0.5)	(3.0)	(3.1)	(3.0)
Net income (loss) available to common shareholders	(3.7)	1.8	(6.1)	(12.7)
Net income (loss) per common share:				
Basic	$ (0.10)	$ 0.05	$ (0.16)	$ (0.33)
Diluted	$ (0.10)	$ 0.05	$ (0.16)	$ (0.33)
Market price:				
High	$ 3.29	$ 4.55	$ 6.81	$ 7.95
Low	$ 2.60	$ 2.80	$ 3.22	$ 5.75

(a) Included in deemed preferred dividends and accretion for the fourth quarter of 2004 is an accelerated charge of $12.9 million resulting from the conversion of a portion of mandatorily redeemable convertible preferred stock into common stock (see Note 10).

(b) Included in the net loss available to common shareholders for the fourth quarter of 2003 is the impact of recognizing a non-cash valuation allowance on a Belgian deferred tax asset of $4.7 million.

Hexcel has not declared or paid cash dividends per common stock during the periods presented.

Note 25 - Supplemental Guarantor Information

Certain subsidiaries of Hexcel have jointly, severally, fully and unconditionally guaranteed the Senior Secured Notes, due 2008. Presented below is consolidating information for Hexcel (parent, issuer and primary obligor of the debt), Hexcel Holdings (UK) Limited, Clark-Schwebel Holding Corp., Hexcel Reinforcements Corp. (formerly Clark-Schwebel Corporation), CS Tech-Fab Holding, Inc., Hexcel Pottsville Corporation and Hexcel International (guarantor subsidiaries), and the non-guarantor subsidiaries of Hexcel. Hexcel wholly owns all of the subsidiary guarantors. Hexcel Holdings (UK) Limited and Hexcel International became guarantors as of November 12, 2003. As a result, these entities have been reflected as guarantors in the financial information presented below for all periods.

Hexcel Corporation and Subsidiaries Consolidating Balance Sheet

As of December 31, 2004

(in millions)	*Parent*	*Guarantors*	*Non-Guarantors*	*Eliminations*	*Total*
Assets					
Current assets:					
Cash and cash equivalents	$ 25.5	$ 10.3	$ 21.4	$ –	**$ 57.2**
Accounts receivable, net	36.9	64.3	52.3	–	**153.5**
Inter-company accounts receivable	140.4	270.7	19.1	(430.2)	**-**
Inter-company interest receivable	12.0	0.5	0.1	(12.6)	**-**
Inventories, net	36.3	68.2	39.7	–	**144.2**
Inter-company short-term notes receivable	24.4	–	10.2	(34.6)	**-**
Prepaid expenses and other current assets	9.9	4.7	3.8	–	**18.4**
Total current assets	285.4	418.7	146.6	(477.4)	**373.3**
Net property, plant and equipment	122.4	124.2	40.0	–	**286.6**
Goodwill	21.5	54.3	2.5	–	**78.3**
Investments in subsidiaries	(519.7)	–	–	519.7	**-**
Investments in affiliated companies	–	5.7	(0.2)	–	**5.5**
Inter-company long-term notes receivable	994.8	17.7	20.5	(1,033.0)	**-**
Other assets	22.2	42.5	1.7	(33.3)	**33.1**
Total assets	$926.6	$ 663.1	$211.1	$ (1,024.0)	**$ 776.8**
Liabilities and Stockholders' Equity					
Current liabilities:					
Notes payable and current maturities of capital lease obligations	$ 0.2	$ 0.1	$ 0.7	$ –	**$ 1.0**
Inter-company short-term notes payable	–	34.6	–	(34.6)	**-**
Inter-company interest payable	–	9.9	2.7	(12.6)	**-**
Accounts payable	18.7	45.6	30.5	–	**94.8**
Inter-company accounts payable	280.0	129.0	21.2	(430.2)	**-**
Accrued compensation and benefits	29.1	13.9	12.6	–	**55.6**
Accrued interest	16.0	–	–	–	**16.0**
Business consolidation and restructuring liabilities	1.7	2.6	–	–	**4.3**
Other accrued liabilities	21.2	12.0	11.1	–	**44.3**
Total current liabilities	366.9	247.7	78.8	(477.4)	**216.0**
Long-term notes payable and capital leases	427.3	3.1	–	–	**430.4**
Inter-company long-term notes payable	–	937.7	95.3	(1,033.0)	**-**
Long-term retirement obligations	24.6	20.4	3.9	–	**48.9**
Other non-current liabilities	8.4	4.3	2.7	–	**15.4**
Total liabilities	827.2	1,213.2	180.7	(1,510.4)	**710.7**
Mandatorily redeemable convertible preferred stock, 0.101 shares of series A and 0.047 shares of series B authorized, issued and outstanding at December 31, 2004	90.5	–	–	–	**90.5**
Stockholders' equity (deficit)	8.9	(550.1)	30.4	486.4	**(24.4)**
Total liabilities and stockholders' equity (deficit)	$926.6	$ 663.1	$211.1	$ (1,024.0)	**$ 776.8**

Hexcel Corporation and Subsidiaries
Consolidating Balance Sheet

As of December 31, 2003

(in millions)	*Parent*	*Guarantors*	*Non-Guarantors*	*Eliminations*	*Total*
Assets					
Current assets:					
Cash and cash equivalents	$ 27.8	$ 8.8	$ 5.1	$ –	**$ 41.7**
Accounts receivable, net	28.3	52.8	45.1	–	**126.2**
Inter-company accounts receivable	121.9	194.6	6.9	(323.4)	**-**
Inter-company interest receivable	6.4	–	–	(6.4)	**-**
Inventories, net	34.7	55.1	30.7	–	**120.5**
Inter-company short-term notes receivable	208.4	–	14.3	(222.7)	**-**
Prepaid expenses and other current assets	2.5	8.9	4.8	–	**16.2**
Total current assets	430.0	320.2	106.9	(552.5)	**304.6**
Net property, plant and equipment	135.5	121.6	36.8	–	**293.9**
Goodwill	21.5	53.1	2.3	–	**76.9**
Investments in subsidiaries	(568.5)	–	–	568.5	**-**
Investments in affiliated companies	–	6.2	1.2	–	**7.4**
Inter-company long-term notes receivable	802.0	1.4	18.8	(822.2)	**-**
Other assets	26.7	43.1	2.6	(32.5)	**39.9**
Total assets	$ 847.2	$545.6	$168.6	$(838.7)	**$ 722.7**
Liabilities and Stockholders' Equity					
Current liabilities:					
Notes payable and current maturities of capital lease obligations	$ 0.1	$ 0.1	$ 1.9	$ –	**$ 2.1**
Inter-company short-term notes payable	–	222.7	–	(222.7)	**-**
Inter-company interest payable	–	6.4	–	(6.4)	**-**
Accounts payable	9.5	35.5	19.1	–	**64.1**
Inter-company accounts payable	232.3	82.2	8.9	(323.4)	**-**
Accrued compensation and benefits	22.0	10.6	9.7	–	**42.3**
Accrued interest	18.2	0.1	–	–	**18.3**
Business consolidation and restructuring liabilities	2.0	3.9	–	–	**5.9**
Other accrued liabilities	12.8	12.0	6.4	–	**31.2**
Total current liabilities	296.9	373.5	46.0	(552.5)	**163.9**
Long-term notes payable and capital leases	474.3	7.0	–	–	**481.3**
Inter-company long–term notes payable	1.4	701.1	119.7	(822.2)	**-**
Long-term retirement obligations	23.4	23.0	3.3	–	**49.7**
Other non-current liabilities	6.1	4.6	4.5	–	**15.2**
Total liabilities	802.1	1,109.2	173.5	(1,374.7)	**710.1**
Mandatorily redeemable convertible preferred stock, 0.125 shares of series A and 0.125 shares of series B authorized, issued and outstanding at December 31, 2003	106.0	–	–	–	**106.0**
Stockholders' equity (deficit)	(60.9)	(563.6)	(4.9)	536.0	**(93.4)**
Total liabilities and stockholders' equity (deficit)	$ 847.2	$545.6	$168.6	$(838.7)	**$ 722.7**

Hexcel Corporation and Subsidiaries
Consolidating Statement of Operations
For the Year Ended December 31, 2004

(in millions)	*Parent*	*Guarantors*	*Non-Guarantors*	*Eliminations*	*Total*
Net sales	$ 366.5	$ 627.3	$ 270.9	$ (190.2)	**$ 1,074.5**
Cost of sales	289.2	529.1	217.3	(190.2)	**845.4**
Gross margin	77.3	98.2	53.6	–	**229.1**
Selling, general and administrative expenses	50.2	45.3	19.4	(1.8)	**113.1**
Research and technology expenses	8.1	9.8	3.4	–	**21.3**
Business consolidation and restructuring expenses	1.1	1.2	0.6	–	**2.9**
Other income (expense), net	3.0	–	–	–	**3.0**
Operating income	14.9	41.9	30.2	1.8	**88.8**
Interest income (expense)	14.9	(55.8)	(6.8)	–	**(47.7)**
Non-operating income (expense), net	(2.2)	–	–	–	**(2.2)**
Income (loss) before income taxes	27.6	(13.9)	23.4	1.8	**38.9**
Provision for income taxes	2.0	1.0	8.2	–	**11.2**
Income (loss) before equity in earnings	25.6	(14.9)	15.2	1.8	**27.7**
Equity in earnings (losses) of subsidiaries	1.4	–	–	(1.4)	**–**
Equity in earnings (losses) in affiliates	–	2.5	(1.4)	–	**1.1**
Net income (loss)	$ 27.0	$ (12.4)	$ 13.8	$ 0.4	**$ 28.8**

Hexcel Corporation and Subsidiaries
Consolidating Statement of Operations
For the Year Ended December 31, 2003

(in millions)	*Parent*	*Guarantors*	*Non-Guarantors*	*Eliminations*	*Total*
Net sales	$ 336.1	$ 492.3	$ 227.4	$ (158.9)	**$ 896.9**
Cost of sales	271.6	423.0	186.7	(158.9)	**722.4**
Gross margin	64.5	69.3	40.7	–	**174.5**
Selling, general and administrative expenses	37.9	38.7	20.0	(1.6)	**95.0**
Research and technology expenses	7.0	8.0	2.7	–	**17.7**
Business consolidation and restructuring expenses	2.1	0.2	1.7	–	**4.0**
Other income, net	2.2	–	–	–	**2.2**
Operating income	19.7	22.4	16.3	1.6	**60.0**
Interest income (expense)	2.0	(55.8)	0.2	–	**(53.6)**
Non-operating income (expense), net	(2.6)	–	–	–	**(2.6)**
Income (loss) before income taxes	19.1	(33.4)	16.5	1.6	**3.8**
Provision for income taxes	2.4	4.8	6.3	–	**13.5**
Income (loss) before equity in earnings	16.7	(38.2)	10.2	1.6	**(9.7)**
Equity in earnings (losses) of subsidiaries	(29.4)	–	–	29.4	**–**
Equity in earnings (losses) in affiliates	–	2.1	(3.5)	–	**(1.4)**
Net income (loss)	$ (12.7)	$ (36.1)	$ 6.7	$ 31.0	**$ (11.1)**

Hexcel Corporation and Subsidiaries
Consolidating Statement of Operations

For the Year Ended December 31, 2002

(in millions)	*Parent*	*Guarantors*	*Non-Guarantors*	*Eliminations*	*Total*
Net sales	$ 347.9	$ 443.8	$ 199.9	$ (140.8)	**$ 850.8**
Cost of sales	293.7	372.1	164.5	(140.8)	**689.5**
Gross margin	54.2	71.7	35.4	–	**161.3**
Selling, general and administrative expenses	37.1	34.3	15.9	(1.4)	**85.9**
Research and technology expenses	7.1	5.6	2.0	–	**14.7**
Business consolidation and restructuring expenses	(1.7)	1.3	0.9	–	**0.5**
Operating income	11.7	30.5	16.6	1.4	**60.2**
Interest income (expense)	(16.9)	(46.4)	0.5	–	**(62.8)**
Non-operating income, net	10.3	–	–	–	**10.3**
Income (loss) before income taxes	5.1	(15.9)	17.1	1.4	**7.7**
Provision for income taxes	0.5	4.6	6.2	–	**11.3**
Income (loss) before equity in earnings	4.6	(20.5)	10.9	1.4	**(3.6)**
Equity in earnings (losses) of subsidiaries	(19.6)	–	–	19.6	**–**
Equity in losses and write-downs of an investment in affiliates	–	(5.2)	(4.8)	–	**(10.0)**
Net income (loss)	$ (15.0)	$ (25.7)	$ 6.1	$ 21.0	**$ (13.6)**

Hexcel Corporation and Subsidiaries
Consolidating Statement of Cash Flows

For the Year Ended December 31, 2004

(in millions)	*Parent*	*Guarantors*	*Non-Guarantors*	*Eliminations*	*Total*
Cash flows from operating activities					
Net income (loss)	$ 27.0	$ (12.4)	$ 13.8	$ 0.4	**$ 28.8**
Reconciliation to net cash provided by operations:					
Depreciation	22.9	22.4	6.7	–	**52.0**
Amortization	3.3	1.8	–	(1.8)	**3.3**
Deferred income taxes	0.6	(0.7)	(1.0)	–	**(1.1)**
Business consolidation and restructuring expenses	1.1	1.2	0.6	–	**2.9**
Business consolidation and restructuring payments	(1.4)	(2.7)	(0.6)	–	**(4.7)**
Equity in losses of subsidiaries	(1.4)	–	–	1.4	**–**
Equity in (earnings) losses in affiliates	–	(2.5)	1.4	–	**(1.1)**
Changes in assets and liabilities:					
Decrease (increase) in accounts receivable	(8.6)	(7.6)	(3.1)	–	**(19.3)**
Decrease (increase) in inventories	(1.6)	(10.4)	(5.5)	–	**(17.5)**
Decrease (increase) in prepaid expenses and assets	(7.1)	0.7	(1.0)	–	**(7.4)**
Increase (decrease) in accounts payable and accrued liabilities	22.0	9.6	14.3	–	**45.9**
Net change in inter-company receivable/payables	29.9	(30.1)	0.2	–	**–**
Changes in non-current assets and liabilities	(5.7)	4.0	6.7	(0.9)	**4.1**
Net cash provided by (used for) operating activities	81.0	(26.7)	32.5	(0.9)	**85.9**
Cash flows from investing activities					
Capital expenditures	(12.6)	(18.4)	(7.1)	–	**(38.1)**
Proceeds from sale of assets	6.5	–	–	–	**6.5**
Dividends from affiliates	–	3.0	–	–	**3.0**
Net cash used for investing activities	(6.1)	(15.4)	(7.1)	–	**(28.6)**
Cash flows from financing activities					
Repayments from senior secured credit facility, net	–	(4.1)	–	–	**(4.1)**
Repayments of capital lease obligations and other debt, net	(0.2)	(0.1)	(1.3)	–	**(1.6)**
Redemption of 7% convertible subordinated notes	(1.7)	–	–	–	**(1.7)**
Redemption of 9.75% senior subordinated notes	(47.0)	–	–	–	**(47.0)**
Proceeds (repayments) of inter-company debt, net	(43.6)	34.8	8.8	–	**–**
Intercompany distributions received (paid)	2.5	12.9	(15.4)	–	**–**
Activity under stock plans and other	12.8	–	–	–	**12.8**
Net cash provided by (used for) financing activities	(77.2)	43.5	(7.9)	–	**(41.6)**
Effect of exchange rate changes on cash and cash equivalents	–	0.1	(1.2)	0.9	**(0.2)**
Net increase (decrease) in cash and cash equivalents	(2.3)	1.5	16.3	–	**15.5**
Cash and cash equivalents at beginning of year	27.8	8.8	5.1	–	**41.7**
Cash and cash equivalents at end of year	$ 25.5	$ 10.3	$ 21.4	$ –	**$ 57.2**

Hexcel Corporation and Subsidiaries
Consolidating Statement of Cash Flows

For the Year Ended December 31, 2003

(in millions)	*Parent*	*Guarantors*	*Non-Guarantors*	*Eliminations*	*Total*
Cash flows from operating activities					
Net income (loss)	$ (12.7)	$ (36.1)	$ 6.7	$ 31.0	**$ (11.1)**
Reconciliation to net cash provided by operations:					
Depreciation	22.3	22.2	7.7	–	**52.2**
Amortization	3.5	1.6	–	(1.6)	**3.5**
Deferred income taxes	0.6	4.4	(0.2)	–	**4.8**
Business consolidation and restructuring expenses	2.1	0.2	1.7	–	**4.0**
Business consolidation and restructuring payments	(4.2)	(3.1)	(1.8)	–	**(9.1)**
Equity in losses of subsidiaries	29.4	–	–	(29.4)	**-**
Equity in losses of and write-downs of investment in affiliates	–	(2.1)	3.5	–	**1.4**
Changes in assets and liabilities:					
Decrease (increase) in accounts receivable	5.8	(1.4)	1.5	–	**5.9**
Decrease (increase) in inventories	6.0	(2.9)	(0.4)	–	**2.7**
Decrease (increase) in prepaid expenses and assets	1.0	–	(0.1)	–	**0.9**
Increase (decrease) in accounts payable and accrued liabilities	(15.2)	5.7	1.6	–	**(7.9)**
Net change in inter-company receivable/payables	25.3	(11.9)	(13.4)	–	**-**
Changes in non-current assets and liabilities	(3.3)	(7.7)	10.6	–	**(0.4)**
Net cash provided by (used for) operating activities	60.6	(31.1)	17.4	–	**46.9**
Cash flows from investing activities					
Capital expenditures	(6.3)	(10.5)	(4.8)	–	**(21.6)**
Proceeds from sale of an ownership interest in an affiliated company	–	23.0	–	–	**23.0**
Proceeds from sale of other assets	5.7	–	–	–	**5.7**
Dividends from affiliates	–	2.0	–	–	**2.0**
Net cash provided by (used for) investing activities	(0.6)	14.5	(4.8)	–	**9.1**
Cash flows from financing activities					
Proceeds from senior secured credit facility, net	–	4.0	–	–	**4.0**
Repayments of capital lease obligations and other debt, net	(11.7)	(29.2)	1.7	–	**(39.2)**
Proceeds from issuance of 9 7/8% senior secured notes, net of discount	123.7	–	–	–	**123.7**
Proceeds (repayments) of senior credit facility, net	(106.8)	(71.3)	(1.6)	–	**(179.7)**
Redemption of 7% convertible subordinated notes	(46.9)	–	–	–	**(46.9)**
Proceeds from mandatorily redeemable convertible preferred stock	125.0	–	–	–	**125.0**
Proceeds (repayments) of inter-company debt, net	(180.7)	183.1	(2.4)	–	**-**
Issuance costs related to debt and equity offerings	(14.1)	–	–	–	**(14.1)**
Intercompany distributions received (paid)	79.2	(73.4)	(5.8)	–	**-**
Activity under stock plans and other	0.3	–	–	–	**0.3**
Net cash provided by (used for) financing activities	(32.0)	13.2	(8.1)	–	**(26.9)**
Effect of exchange rate changes on cash and cash equivalents	–	3.8	0.6	–	**4.4**
Net increase (decrease) in cash and cash equivalents	28.0	0.4	5.1	–	**33.5**
Cash and cash equivalents at beginning of year	(0.2)	8.4	–	–	**8.2**
Cash and cash equivalents at end of year	$ 27.8	$ 8.8	$ 5.1	$ –	**$ 41.7**

Hexcel Corporation and Subsidiaries
Consolidating Statement of Cash Flows

For the Year Ended December 31, 2002

(in millions)	*Parent*	*Guarantors*	*Non-Guarantors*	*Eliminations*	*Total*
Cash flows from operating activities					
Net income (loss)	$ (15.0)	$ (25.7)	$ 6.1	$ 21.0	**$ (13.6)**
Reconciliation to net cash provided by operations:					
Depreciation	22.8	19.1	5.3	–	**47.2**
Amortization	4.0	1.4	–	(1.4)	**4.0**
Deferred income taxes	0.5	(0.2)	1.4	–	**1.7**
Business consolidation and restructuring expenses	(1.7)	1.2	1.0	–	**0.5**
Business consolidation and restructuring payments	(10.7)	(9.5)	(4.1)	–	**(24.3)**
Equity in losses of subsidiaries	19.6	–	–	(19.6)	**-**
Equity in losses of and write-downs of an investment in affiliates	–	5.2	4.8	–	**10.0**
Changes in assets and liabilities:					
Decrease (increase) in accounts receivable	18.8	11.4	5.4	–	**35.6**
Decrease (increase) in inventories	10.9	15.8	(0.9)	–	**25.8**
Decrease (increase) in prepaid expenses and other assets	(0.9)	(0.7)	(0.1)	–	**(1.7)**
Increase (decrease) in accounts payable and accrued liabilities	(5.3)	(9.9)	(0.5)	–	**(15.7)**
Net change in inter-company receivable and payable	45.5	(45.8)	0.3	–	**-**
Changes in other non-current assets and long–term liabilities	(17.3)	14.8	(1.1)	–	**(3.6)**
Net cash provided by (used for) operating activities	71.2	(22.9)	17.6	–	**65.9**
Cash flows from investing activities					
Capital expenditures	(5.3)	(6.1)	(3.5)	–	**(14.9)**
Proceeds from sale of an ownership interest in an Affiliate	–	10.0	–	–	**10.0**
Proceeds from sale of other assets	0.3	0.9	0.3	–	**1.5**
Dividends from affiliates	–	1.6	–	–	**1.6**
Other	(0.5)	–	–	–	**(0.5)**
Net cash provided by (used for) investing activities	(5.5)	6.4	(3.2)	–	**(2.3)**
Cash flows from financing activities					
Proceeds (repayments) of credit facilities, net	(38.9)	(19.1)	0.6	–	**(57.4)**
Proceeds (repayments) of long-term debt, net	(1.0)	(7.1)	(1.8)	–	**(9.9)**
Proceeds (repayments) of long-term inter-company debt, net	(101.3)	113.7	(12.4)	–	**-**
Inter-company distributions received (paid)	73.1	(73.1)	–	–	**-**
Net cash provided by (used for) financing activities	(68.1)	14.4	(13.6)	–	**(67.3)**
Effect of exchange rate changes on cash and cash Equivalents	–	0.3	–	–	**0.3**
Net increase (decrease) in cash and cash equivalents	(2.4)	(1.8)	0.8	–	**(3.4)**
Cash and cash equivalents at beginning of year	2.2	10.2	(0.8)	–	**11.6**
Cash and cash equivalents at end of year	$ (0.2)	$ 8.4	$ –	$ –	**$ 8.2**

Management's Responsibility for Consolidated Financial Statements

Hexcel management has prepared and is responsible for the consolidated financial statements and the related financial data contained in this report. These financial statements, which include estimates, were prepared in accordance with accounting principles generally accepted in the United States of America. Management uses its best judgment to ensure that such statements reflect fairly the consolidated financial position, results of operations and cash flows of the Company.

The Audit Committee of the Board of Directors reviews and monitors the financial reports and accounting practices of Hexcel. These reports and practices are reviewed regularly by management and by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, in connection with the audit of the Company's consolidated financial statements. The Audit Committee, composed solely of outside directors, meets periodically, separately and jointly, with management and the independent registered public accounting firm.

Management's Report on Internal Control Over Financial Reporting

Hexcel management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Hexcel management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management concluded that, as of December 31, 2004, the Company's internal control over financial reporting was effective. Additionally, based on our assessment, we determined that there were no material weaknesses as of December 31, 2004.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Hexcel Corporation:

We have completed an integrated audit of Hexcel Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity (deficit) and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Hexcel Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Stamford, Connecticut
March 10, 2005

Hexcel Corporation

Board of Directors

Executive Officers

David E. Berges
Chairman of the Board, Chief Executive Officer and President

Stephen C. Forsyth
Executive Vice President and Chief Financial Officer

Ira J. Krakower
Senior Vice President, General Counsel and Secretary

William J. Fazio
Corporate Controller and Chief Accounting Officer

Michael MacIntyre
Treasurer

William Hunt
President
Composites Business Unit

Joseph H. Shaulson
President
Reinforcements Business Unit

David R. Tanonis
President
Structures Business Unit

Vice President of Composities Business Development

Corporate Information

Executive Offices:
Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901
(203) 969-0666
www.hexcel.com

Investor Relations
To receive Hexcel financial publications, please contact the Investor Relations Department at Hexcel's Executive Offices or at www.hexcel.com

Transfer Agent & Registrar
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
(800) 937-5449
info@amstock.com

Stock Exchanges
Hexcel common stock is listed on the New York Stock and Pacific Exchanges under the symbol "HXL".

Hexcel has included as exhibits to its Annual Report on Form 10-K for fiscal year 2004 filed with the Securites and Exchange Commission the certificates of Hexcel's Chief Executive Officer and Chief Financial Officer required under section 302 of the Sarbanes-Oxley act. Hexcel's Chief Executive Officer has also submitted to the New York Stock Exchange (NYSE) in 2004 a certificate certifying that he is not aware of any violations by Hexcel of the NYSE corporate governance listing standards.

Hexcel Corporation
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut
USA 06901